Exhibit 99.2

Aeropuertos Argentina 2000 S.A.

Annual Report and Individual Financial Statements

At December 31, 2023 presented in comparative format

Aeropuertos Argentina 2000 S.A.

Annual Report and Individual Financial Statements

at December 31, 2023 presented in comparative format

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Index

Glossary
Memory
Corporate Governance Code Report
Individual Financial Statements
Separate Comprehensive Income Statements
Separate Statements of Financial Position
Separate Statements of Changes in Assets
Separate Cash Flow Statements
Notes to the Individual Financial Statements
Auditors' Report issued by the Independent Auditors
Report of the Supervisory Commission

Aeropuertos Argentina 2000 S.A.

Glossary

Term	Definition
$	Argentine peso
US$	US dollar
EUR	Euro
AA2000 The Company	Aeropuertos Argentina 2000 S.A.
AFIP	Acronym in Spanish for Federal Public Revenue Administration
ANSES	Acronym in Spanish for National Social Security Administration
ARSA	Aerolíneas Argentina S.A.
ASSUPA	Acronym in Spanish for Association of Patagonian Superficials
BCRA	Acronym in Spanish for Acronym for Central Bank of Argentine Republic
BAN	Bank of Argentine Nation
OG	Official Gazette
BOPREAL	Acronym in Spanish for Bonds for the Reconstruction of a Free Argentina
CAAP	Corporación América Airports S.A.
IFRIC	Committee on Interpretations of International Financial Reporting Standards
NSC	Acronym in Spanish for National Securities Commission
CPCECABA	Acronym in Spanish for Professional Council of Economic Sciences of the Autonomous City of Buenos Aires
DNU	Acronym in Spanish for Decree of Necessity and Urgency
DGR	Acronym in Spanish for General Directorate of Revenue
FACPCE	Acronym in Spanish for Argentine Federation of Professional Councils of Economic Sciences
IASB	International Accounting Standards Board
IATA	Acronym in Spanish for International Air Transport Association
COUNTRY Tax	Acronym in Spanish for Tax for an Inclusive and Solidary Argentina
INDEC	Acronym in Spanish for National Institute of Statistics and Censuses
CPI	Consumer Price Index (General Level)
LSSRP	Acronym in Spanish for Law of Social Solidarity and Productive Reactivation
MLC	Free Exchange Market
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
OACI	Acronym in Spanish for International Civil Aviation Organization
NO	Negotiable Obligations
ORSNA	Acronym in Spanish for Regulatory Body of the National Airport System
PEN	Acronym in Spanish for National Executive Power
PFIE	Acronym in Spanish for Financial Projection of Income and Expenses
PIK	Payment in kind
PP&E	Property , Plant & Equipment
RECPAM	Acronym in Spanish for Result from Exposure to Changes in the Purchasing Power of the Currency
SIRASE	Acronym in Spanish for Import System of the Argentine Republic and Payments for Foreign Services
NAS	National Airport System
N.A.R	Nominal annual interest rate
OT	Ordered Text
TUA	Acronym in Spanish for Domestic Airport Usage Rate
TUAI	Acronym in Spanish for International Airport Usage Rate

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Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

ANNUAL REPORT 2023

PRESIDENT’S LETTER

As every year, we present the performance and the main actions implemented in the year by Aeropuertos Argentina 2000 S.A. (hereafter the “Company” or “AA2000”) to the people, institutions, companies and organizations with which the Company has a link.

Having overcome the context of the pandemic at a global and local level, and after most of the restrictions and requirements for international traffic in the country had been lifted at the end of 2021, Passenger traffic during 2023 continued the recovery of traffic, following the trend of the previous year. Domestic traffic is already operating at levels higher than pre-pandemic, while the international segment continues on the path of recovery.

During the pandemic, we have taken important actions aimed at strengthening the financial position of the company that allowed us to face the drop in activity and simultaneously successfully reach various milestones in the fulfillment of financial and contractual commitments. Having achieved financial stability, in 2023 we continue have focused on developing the business and infrastructure, in line with our works plan. Within the framework of this plan, we have carried out several works at the airports in the interior that have already been completed during 2023, and by 2024, we will continue advancing with a view to developing and modernizing the country's airport infrastructure.

The Report accounts cross-sectionally for our contribution to the development of the country with financial and non-financial information that strengthens profitability, the brand, the passenger experience, labor relations and society in general. The Company's Report was prepared with the objective of showing the integral management of our business with a look at the economic, social and environmental impacts.

Thus, in compliance with the legal and statutory provisions we submit to the consideration of the Shareholders this Report, the Inventory, the statement of comprehensive income, financial situation, changes in equity, cash flow, the respective notes that they are complemented by the consolidated statements of comprehensive income, financial position, changes in equity, cash flow, the respective notes that supplement them, the Reports of the Auditors and the Reports of the Supervisory Committee for Fiscal Year No. 26 completed on December 31, 2023.

MARTÍN EURNEKIAN

President of Aeropuertos Argentina 2000

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MEMORY SCOPE

The 2023 Annual Report of the Company accounts for financial and economic performance, and the generation of social and environmental impact of the company from January 1 to December 31, 2023. It has a direct focus on shareholders and investors, as well as all its key publics: employees, unions, shareholders, airlines, contractors and providers, passengers, customers, community, media, chambers, public sector, civil society and intervening bodies.

In this way, in the same document, it consolidates financial and non-financial information, accounting for the importance of sustainable development in the strategy of the business.

OUR AMBITION AND PROPOSAL

In 2023, the management team defined promoting the business strategy focused on the passenger.

This strategy is dynamic; we continue to review it periodically so that it is aligned with our business management.

Purpose

Facilitate the connection of people, goods and cultures to contribute to a better world.

Ambition

To be leaders and referents of the industry, loved by our clients, employees and stakeholders, to be sustainable in the long term.

Strategic axes

Exceed the expectations of our customers.

Strengthen a culture of innovation, agility and inclusion.

Operate with data, security and efficiency.

Create a positive impact in the communities where we operate.

Responsibly manage our environmental impact

Declaration of sustainability

At AA2000 we have an eye on the people and the environment where we live. We focus on the management based on the satisfaction of our passengers, companions and collaborators to guarantee a quality service, cutting-edge infrastructure, security, accessibility; with the aim that we all live a pleasant experience within our terminals.

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We have a strong commitment to the communities of the destinations where our airports are located. To do this, we develop programs in partnership with key actors to respond comprehensively to their demands and generate real opportunities; promoting inclusive employment through health, education, art and culture as tools for social growth; and taking care of the environment with a strategy focused on reducing the carbon footprint and responsible management of natural resources.

Thus, from our business, we connect millions of people, assuming our role as a key player in our country and committed to sustainable development.

Progress of the commitment to sustainability

Aeropuertos Argentina 2000 has the mission of advancing on the path of sustainability, with responsible management of the economic, social and environmental impact generated by our actions. For this reason, it seeks to make this concept a transversal and strategic vision for the business.

From our management we seek to generate a positive change in the communities where we are present. For this reason we are committed to the Sustainable Development Goals (SDG) to actively contribute to the 2030 Agenda for the comprehensive well-being of our country and the world.

We seek to be leaders and references in the industry, loved by our clients, employees and stakeholders to grow and be sustainable in the long term. In order to achieve this ambition framed in our strategy, we work on five strategic pillars that are the avenues of action for all the challenges we carry out. Within this framework, during 2023 we continue working with the company's Sustainability Strategy, with pillars of action defined based on the topics with which it generates a greater contribution to sustainable development; leveraging ourselves on various strategic projects, various transformation initiatives, and all the actions that the business units and key areas of the company carry out every day, actively promoting joint work with the airport ecosystem, communities and multisector alliances.

Focusing on the triple impact is how we want to connect, facilitate the connection of people, goods and cultures to contribute to a better world.

Impact Indicators	2023	2022
Financial capital
Investment (*)	$75,177	$68,497
EBITDA (*)	$191,011	$154,507
Income for the year (*)	$9,407	$126,551
Industrial capital
Passengers traffic	42,229	32,700
Cargo Traffic (tn)	191,448	181,304
Aircraft traffic	447,027	370,753
Active Airlines	40	40
Airports	35	35
Intellectual capital
Training hours	46,828	20,716
Average hours per employee	19 hs	9 hs
Human capital
Quantity of employees	2,725	2,531
People from vulnerable groups included	7	6
Percentage of employees under collective agreement	63%	64%
Social and reputational capital
Private social investment in millions	$949	$144

(*) The figures are presented in homogeneous currency as of December 31, 2023

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OVERALL CONTEXT OF THE COMPANY

During the year 2023, the Company took the necessary steps to comply with the commitments assumed in the Technical Conditions for the Extension approved by Decree 1009/20 and ORSNA Resolution No. 60/21.

On November 27, 2023, the Company signed a Minute with the Regulatory Body of the National Airport System, in order to postpone until May 30, 2023 the review of the financial projection of income and expenses corresponding to all periods until on December 31, 2023.

In said document, he committed to hiring an internationally recognized consulting firm, a passenger traffic consulting studio. This study must be completed before March 30, 2024.

The agreements reached were judicially approved by Resolution dated December 11, 2023 of the Contentious Administrative Court No. 9 within the framework of the Aeropuertos Argentina 2000 S.A. case. c/ ORSNA-RES 56/23 s/Knowledge Process.

In the context of the change of government in our country, on December 21, 2023, the Decree of Necessity and Urgency No. 70/2023 - Bases for the Reconstruction of the Argentine Economy (the “DNU”) was published in the Official Gazette. , which begins a process of profound deregulation of the Argentine economy that came into effect on December 29, 2023, without the need for any additional formalities.

Said DNU, in addition to declaring a public emergency in economic, financial, fiscal, administrative, pension, tariff, health and social matters until December 31, 2025, repeals numerous laws of state intervention in the economy, such as Shelves, Supply, Observatory of Prices, Rentals, Compre Argentino and State Companies with the objective of liberalizing trade, services and industry, and eliminating restrictions on the supply of goods and services that distort market prices. Likewise, it modifies the Argentine Aeronautical Code. In the same way, the DNU lays the foundations for a profound reform of the State, which includes the privatization of numerous public companies.

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The DNU must be reviewed by a permanent bicameral commission of Congress and can only be revoked if both Houses of Congress expressly reject it (that is, if either House approves it or remains silent, the DNU will continue in force). The eventual repeal of the DNU due to the rejection of both Chambers will not have retroactive effect, so that all legal relationships born during the time of validity of the DNU will be valid.

MEMBERS OF MANAGEMENT

Board of Directors

Position Held [1]	Name	Age Group	Status	First Appointment
President	Martín Francisco Antranik Eurnekian	30-50	Executive	04/26/2017
Vice-President	Antonio Matías Patanian	+50	Executive	04/21/2014
Director	Máximo Luis Bomchil	+50	Non-independent	04/24/2009
Director	Orlando J. Ferreres	+50	Independent	04/25/2016
Director	Jorge González Galé	+50	Independent	04/25/2016
Director	Agustín Herrera	30-50	Non-independent	08/10/2021
Director	Anibal José Pittelli	+50	Independent	12/10/2020
Substitute Director	Gustavo Pablo Lupetti	+50	Executive	05/29/2008

[1] All the members of the board are Argentines.

The Supervisory Commission is made up of regular Syndics: Patricio Alberto Martin, Tomás Miguel Araya and Alejandro Esteban Messineo. Alternate Syndics: Francisco Martín Gutiérrez, Federico Campolieti y Ariadna Laura Artopoulos.

ETHICS AND TRANSPARENCY

Society has different tools and dialogue channels that allow it to guarantee the transparency, clarity and seriousness of our processes.

1.	Integrity Area

The role of the Integrity area is to ensure compliance with the values framed in the Code of Conduct - integrity, transparency, professionalism, trust, respect, honesty, commitment and legality -, ensuring ethical behavior on the part of the Board of Directors, the trustees, committee members, employees and interns (hereinafter, “Collaborators”) of Aeropuertos Argentina 2000 in their daily performance. Also, ensuring the ethical behavior of any person or entity that acts as an agent, business partner, including business partners, representative, intermediary, consultant or that acts on behalf of or provides services for the company (hereinafter, “Third Parties”) , aligning their behavior with the highest ethical standards.

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This responsibility not only covers adherence to and compliance with current regulations, but also includes the company's internal policies and procedures, which establish guidelines for conduct with our Collaborators, Third Parties, as well as with the community.

This ethical business model also leads to higher profitability by ensuring one of our main values, our reputation, which is an essential value.

To achieve this goal, this Area has as its main actions three fundamental axes:

-	prevention, through the adoption of mechanisms and tools that generate a culture of integrity and serve as a fundamental guide for business development;
-	risk management with a risk assessment appropriate to the global and local context, but above all to the industry in particular; and
-	the remedial measures that establish what consequences should be applied to those behaviors that imply behavior contrary to our Code of Conduct or contrary to the laws and regulations in force.

The structure is made up of the Integrity Management and the respective team, reporting directly to the CEO of Aeropuertos Argentina 2000 and the Compliance Management of Corporación America Airports.

2.	Code of Conduct

Its purpose is to establish the guidelines that govern the ethical behavior of all Collaborators and guarantee that they are observed effectively, in order to maintain conduct with high professionalism and integrity, not only within the company but also in relationships. with Third Parties, public authorities, the business community, regulatory agencies and society in general

In line with our commitment to continuous improvement in terms of integrity, the company's Board of Directors approved during June 2023 the new version of the Code of Conduct, along with the new versions of the Integrity Policies, with important adjustments in order to clarify and reinforce expected behaviors, including strong expressions of “zero” tolerance to certain practices, adding further development of certain principles and values and incorporating the principle of “Human Rights, Diversity and Inclusion.”

Given this relevant milestone, the recertification of signing the missions of commitment to compliance with the Code of Conduct and Integrity Policies was carried out by all Collaborators, through the corporate digital tool. We highlight that, as of December 2023, a compliance level of 72% of the payroll has been achieved, which represents the firm internal commitment to the company's values.

In relation to Third Parties, the inclusion of the Integrity Clause in contracts remains in force, in which suppliers and permit holders are expressly informed of the existence of the Code of Conduct and related policies and also requesting their acceptance and commitment to its fulfillment.

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3.	Anti-Bribery and Anti-Corruption Policy

In line with our commitment to the fight against corruption, during the year 2023 Aeropuertos Argentina 2000 approved the first version of the Anti-Bribery and Anti-Corruption Policy, together with the approval of the new version of the Code of Conduct and other policies indicated above.

The main objective of this policy is to prevent any non-compliance with anti-bribery and anti-corruption laws in the countries where the company carries out its operations. The zero tolerance stance towards any form of bribery and corruption is highlighted as a priority.

In addition, the policy regulates aspects related to the company's interaction with public officials and third parties. Guidelines are established for offering or receiving gifts and entertainment, as well as guidelines for evaluating donations and due diligence processes applicable to third parties.

4.	Whistleblowing Channel Policy

AA2000 encourages any employee, business partner or third party that detects or suspects a breach of the Code of Conduct and related policies to report it through the Complaint Channels enabled.

The policy establishes the responsibilities, types of non-compliance, the procedure, and the guarantees for the making and treatment of complaints, its pillars being confidentiality, the option of anonymity, and zero tolerance for retaliation.

The Complaints Committee, made up of the Integrity Manager and the Internal Audit Manager, are in charge of coordinating the complaint investigation process and monitoring each case.

The treatment of each complaint includes the evaluation, the investigation process (it can be carried out by an interdisciplinary team in order to provide technical knowledge and suitability required for the proper development of the investigation), the conclusion and definition of an action plan if applicable.

It is worth noting that, during 2023, this policy was updated in accordance with what is stated in the Code of Conduct section. The Complaint Investigation Protocol was also published, the purpose of which is to outline in greater detail the actions and internal mechanisms to be carried out in order to adequately manage internal complaints.

5.	Conflict of Interest Prevention Policy

The company has this policy, the objective of which is to establish the guidelines on the behavior that collaborators of AA2000 must assume when a conflict of interest arises.

This type of conflict arises when an a collaborator, by virtue of certain commercial, professional, labour or family ties, puts or may put their personal or third-party interests before those of the Company and when said personal interests influence or may influence their commercial criteria, your decisions or actions.

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To prevent or manage this type of risk, the company establishes the procedure by which collaborators must declare the existence of any of these links through a declarative regime.

This policy was also updated in 2023, as stated in the Code of Conduct section.

In relation to the presentation of the sworn statements, we highlight that during the year 2023, a compliance level of 93% was achieved based on the staff of Aeropuertos Argentina 2000, which has been achieved. In addition, a follow-up was carried out on the defined mitigating actions, in cases of links declared with greater criticality.

6.	Gifts, Entertainment and Donations Policy

The Society approved this policy that aims to regulate the granting and reception of gifts and services in the workplace, as well as the performance of donations and charitable contributions in a transparent manner, without obtaining advantages or exercising undue influence, to ensure the construction of relationships intact.

It covers both the Collaborators and their Partners and establishes the procedure for the declaration and approvals applicable to each case, as well as limits, prohibitions, cases in which prior authorization is required, declaration forms and self-assessment questions.

During 2023, this policy was part of the updated regulations as set out in the Code of Conduct section

7.	Policy for the Prevention of Misuse of Privileged Information

The aim of this policy is to establish the guidelines that will help employees, and anyone who for his work, profession or function is in privileged information, to meet their obligations according to the legislation and regulations on Securities in force in Argentina and in the jurisdictions in which the Securities of the Company and its related companies are issued or marketed.

The policy was updated in 2023, as explained in the Code of Conduct section, with the inclusion of improvements in the explanation of the guidelines and the process.

8.	Due Diligence

The Procedure for the Due Diligence of Suppliers, Concessionaires and Candidates contemplates the conditions under which an initial evaluation or amplified of risks of the Third Party must be carried out based on the weighting of different factors, background search, and other actions aimed at achieving an in-depth knowledge of the party and assess the feasibility of the recruitment. In addition, by submitting statements, third parties agree to comply with our Code of Conduct.

During the year 2023, due diligence was carried out on 200 candidates, 233 suppliers and 373 permit holders, thus ensuring and accompanying the employee and business hiring processes of Aeropuertos Argentina 2000.

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9.	Relationship with Related Parties: Control

The Company identifies transactions with related parties and has internal regulations for its treatment in the audit committee. Additionally, it adheres to the procedure of its controlling party to identify them in a timely manner and ensure the arm's length conditions of the transaction.

10.	Communications

The Integrity Department has developed a communications plan through which it generates information about policies, guidelines and Integrity initiatives in a clear, direct and transparent way for all employees.

In line with the above, during 2023 the Integrity area carried out communication campaigns in relation to:

-	New version of the Code of Conduct and Integrity Policies, including a corporate video and a document with a summary of the main modifications;
-	Work Environment;
-	Prevention of Conflict of Interest; and
-	Gifts and Entertainment.

Likewise, the first Integrity Perception Survey of Aeropuertos Argentina 2000 was carried out, the results of which provided fundamental information for the improvement and adaptation of the actions and initiatives of the Integrity Program.

11.	Training

Aeropuertos Argentina 2000 has an annual compliance training plan, whose main axis is to ensure learning and knowledge of the Integrity Program guidelines. It provides for different modalities and formats, such as in-person, remote activities and virtual courses.

During 2023, the company has completed the planned training plan, of which we highlight the following:

-	Training on the updated Integrity Program. Face-to-face modality.

Focus: Management Committee, CEO and President;

-	Training on the Integrity Program for Managers. Mode: Remote.

Focus: new Managers; and

-	Training on Ethical Leadership. Face-to-face modality.

Focus: Business Units.

It is worth mentioning that the virtual course on the Integrity Program is still valid, whose focus is on the positions of Manager and non-executive roles. In addition, training activities were carried out on the Due Diligence processes for Candidates, Suppliers and Permit Holders, as well as the Donations process, for related teams.

Additionally, the new virtual training in Work Environment and Diversity and Inclusion is being developed, which will be launched during the year 2024 along with other actions related to the Diversity, Equity and Inclusion Policy project.

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ECONOMIC PERFORMANCE

Closing this financial year, and given the scenario detailed in the General Context of the Company section, we have generated income of $436.8 million. The net result for the year ended December 31, 2023 showed a profit of $9,407 and the net equity as of that date reached $444,006

During 2023, the recovery of traffic continued, following the trend of 2022, after more than two years in which the COVID 19 pandemic very negatively affected passenger volume. The reactivation, which had begun in the last quarter of 2021, when restrictions on international operations were lifted, along with the reopening of borders to foreigners, continued at a sustained pace during 2022 and continued to recover during 2023. Year on year, Passenger volume grew 29%, remaining 1% higher compared to 2019.

International passengers, which at the end of 2022 exceeded 80%, stood at 98% at the end of 2023. Domestic passengers, for their part, exceeded pre-pandemic levels, leveraged by national tourism programs, and They reached 11% more in December 2023 than in the same month of 2019.

On the other hand, during 2023 the Company advanced with the development of infrastructure according to the committed investment plan, completing the works that had been interrupted during the pandemic, mainly the completion of the New Ezeiza Departure Terminal, inaugurated in April 2023. Likewise , progress was made with the works on the northern platform and roads in Aeroparque and important works of expansion, modernization and readjustment of infrastructure in several inland airports, such as Bariloche, San Rafael, Santa Rosa, Reconquista, Iguazú, San Juan, and Rio Hondo, among others.

Likewise, the company closed the year with a solid financial situation, which allows it to face the remainder of the CAPEX program, comply with financial debt services and continue strengthening its liquidity position.

INFRASTRUCTURE

During the year 2023, projects and works have been carried out at the different concessioned airports.

Ezeiza International Airport

In execution:

-	Beacon ring and main electrical substation;
-	New Feeders 9 and 10 at 13.2 KV.

The following works have been completed:

-	New Shooting Parallel to Header 35; and
-	TWY beacon at Headland 35

Jorge Newbery Airport

In execution,:

-	External works - sidewalks - landscaping - coastal filling and underground parking;
-	Expansion of the South Platform – Stage 2.
-	Expansion of the North Platform;

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The first stage of the North Platform Expansion has been enabled.

Rio Hondo Airport

The following works are in execution:

-	Maintenance Infrastructure and Support Services; and
-	Expansion and Remodeling of the Passenger Terminal.

The following works have been completed:

-	Runway, Taxiing and Platform Rehabilitation;
-	New high-intensity track marking system;

Santa Rosa Airport

The remodeling and expansion works of the passenger terminal are underway.

San Rafael Airport

In execution works of:

-	Maintenance Infrastructure and Support Services
-	New Passenger Terminal.

Comodoro Rivadavia Airport

The New Beaconing work is in the process of being terminated due to lack of reactivation, after the stoppage due to the pandemic.

Córdoba Airport

After the stoppage due to the pandemic, the Beacon work on runway 18-36 was terminated;

Iguazú Airport

Terminated due to lack of reactivation, after the stoppage due to the pandemic ended ,the works of

-	Remodeling and expansion of the passenger terminal;
-	New Parking;

The following works are in execution:

-	Tipping points - Aircraft sanitary effluent treatment;
-	Sewage Effluent Treatment Plant; and
-	Maintenance Infrastructure and Support Services.

San Fernando Airport

The work on the New Control Tower has been completed.

San Juan Airport

The remodeling work of the passenger terminal is in execution.

La Rioja Airport

The works of the New Passenger Terminal have been terminated due to non-compliance by the supplier.

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This stoppage has led to the consensual termination of the New Parking works.

The new tender to conclude the works of the New Passenger and Parking Terminal is ready to be launched.

Esquel Airport

Terminated due to provider breach

-	Integral Remodeling Work of the Passenger Terminal
-	TWR Control.

Jujuy Airport

In execution, about to be complete, the works of:

-	Complete remodeling of the passenger terminal.
-	New Parking and Roads.

Resistencia Airport

The works are in progress:

-	Power Supply to the Control Tower.
-	Comprehensive remodeling of the passenger terminal
-	Rehabilitation of Alpha Taxiing; and
-	Beaconing of Alfa Taxiing

The following works are finished

-	Alfa Taxiing Rehabilitation; and
-	Alfa Taxiing Beacon.

Formosa Airport

The following work is in execution:

-	New passenger terminal;

Salta Airport

Starting the works of:

-	Remodeling and expansion of the passenger terminal;

CARGO TERMINAL

Through the Cargo Terminal, the Company offers storage and integral logistics services to foreign trade agents who import and export by air, to general cargo operators and to private clients in the international airports of Ezeiza, Aeroparque, Mar del Plata, Córdoba, Mendoza and Tucumán.

In a context of recovery of the industry, our terminals have managed to maintain the volumes coming from cargo planes, and incorporate the growth of the passenger flight operation (belly cargo).

During the year 2023, the Cargo Terminals had a cargo movement (import, export, courier and branches) of 180,585 Tn, representing a growth of 7.3% over the previous year, but remaining 2.9% below the 2019 volumes.

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The number of staff at the end of the financial year amounted to 535 people including management, administrative and operator staff.

Regarding social responsibility and with a focus on generating a positive impact on people's well-being, during 2023, the Argentine Cargo Terminal has actively participated in eight humanitarian flights in collaboration with the White Helmets. We have sent more than 44 tons of humanitarian aid to various regions. Among them, Turkey, Egypt, Ukraine and Syria, responding to needs caused by earthquakes, war conflicts, and humanitarian crises. This is just one example of our continued commitment to international aid, making a significant difference in the lives of those who need it most.

These initiatives are added to the already operational humanitarian hub of the Argentine Red Cross, established within a sector of our terminal since 2020.

The purpose of this agreement is to facilitate the stowage of all nationalized cargoes and storage of imported merchandise to face the health crisis. In this way, the first Humanitarian Hub of the Southern Cone was established at the Ezeiza airport, which played a key role not only in the fight against COVID-19, but also in streamlining the humanitarian logistics response and the distribution of the necessary stock. to provide immediate help in cases of emergencies and disasters at the national level and to other countries in the region such as Bolivia, Brazil, Chile, Paraguay and Uruguay.

Regarding the commercial level, in October 2023, an agreement was signed with the Chamber of Airlines, in the presence of IATA and ORSNA, in order to demonstrate its commitment to the search for the highest international standards in the provision of its services to airlines.

This agreement is the result of a collective work that regulates the times and quality of the service that must be provided through the Cargo Terminal to airline companies in the import sector, and allows us to continue on a path of evolution.

This milestone also highlights a strong commitment so that each process that governs the Cargo Terminal can be followed in real time and has minimum and maximum times, all with the aim of continuing to exceed the expectations of our clients.

When it comes to advances in systems and technological improvements within the Cargo Terminal, we could say that the effective execution of information technology projects has been a key priority. We have made significant progress in the implementation of new technological solutions such as the replacement of CCTV servers, allowing us to increase capacity, add more devices for monitoring spaces and cargo in warehouses and prepare the VMS platform for the incorporation of video analytics. These projects not only improve our operational efficiency, but also directly support the organization's strategic objectives.

During the last year we have launched a new monitoring space for the VMS system, which allows us to increase the capacity for online cargo tracking, as well as forensic images, incorporating an exclusive room for the terminals in the interior of the country and Aeroparque, to have a coordinated integration from the Ezeiza Cargo Terminal center.

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The main project of the Business Unit was the Comprehensive Digital Transformation, which advanced as planned, in terms of a deployment strategy by macro processes of the logistics operation, starting with the export sector, and then continuing with imports in the Ezeiza terminal, to culminate in the terminals of the rest of the country's airports.

At the same time, as a medium/long-term vision, we have held webinars and proofs of concept on blockchain technology as a possible platform in foreign trade. Reaching in this space of sharing knowledge different actors inside and outside the organization, such as Customs, ORSNA, airlines, and different actors in the foreign trade ecosystem such as laboratories, auto parts companies, technology companies, etc.

Likewise, Artificial Intelligence as a complement to video analytics was a point that was investigated for the year 2025 as a goal to automate loading and logistics processes as much as possible.

In the field of data science, we have worked together with the corporate area to develop business intelligence dashboards that complement the existing ones and allow the information to be exploited in a timely manner for decision-making.

In relation to infrastructure, during 2023 the waterproofing plan continued in warehouses and in the Courier Terminal Única building, works were carried out to enhance bathrooms and changing rooms (13 sanitary centers were remodeled) and 7customs offices were also remodeled. Improvements were also made to the general import layout, the most important being the redistribution of lines in flight reception, and in export, the motorization of dry cargo beds will be carried out (already awarded). The provision of lifting platforms that will be installed on ramps to speed up the dispatch of merchandise was also awarded.

In addition, the execution of the electrical repowering work began, which allows increasing the available power through a new main feeder with more than 1 km of extension and the electrical equipment will be updated.

Work also began on the stable eaves, at the request of the National Agri-Food Health and Quality Service (SENASA), which expanded the semi-covered surface for the operation of live animals by 700 m2, making this operation more agile and safe and the construction was also awarded. of a new phytosanitary control building for the Department of Agriculture (USDA) -SENASA, which will optimize the operation of the perishables chamber.

PASSENGERS AND OPERATIONS

The Company has its focus on the client, understanding this is not only to passengers or airlines but also to all the people who work and transit in their airports. In this way, it develops improvement plans in the attention and contact with the key publics to improve the decision making in the airports and to approach the answers to the needs of our users in a more agile and efficient way.

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1.	Profile of the passengers

Passenger Traffic	2023	2022
Domestic	29,130	23,017
International	11,717	8,611
Transit	1,382	1,072
TOTAL	42,229	32,700

Comparison of the number of passengers compared to 2023 vs 2022: +29%; compared to 2023 vs 2019: +3%.

Cargo Traffic (tn)	2023	2022
Domestic	5,248	2,513
International	173,056	164,029
Post Mail	13,144	14,762
TOTAL	191,448	181,304

Comparison of passenger numbers compared to 2023 vs 2022: +21% and compared to 2023 vs 2019: +4%.

Aircraft Traffic	2023	2022
Passenger Aircrafts	302,875	251,202
Cargo Aircraft	6,760	5,782
Others	137,392	113,769
TOTAL	447,027	370,753

Comparison of cargo movements with respect to the years 2023 vs 2022: +6% and 2023 vs 2019: -16%.

The commercial operations of the year 2023 have shown a great level of the aviation activity, favored both by the growth of the movement of domestic and international passengers. Among the most important facts, the following can be mentioned:

-	The three airlines based in the country and that operate domestic flights have increased their fleet, especially Flybondi, which ended the year with 15 aircraft and Jetsmart, which had 9, although towards the end of the year it had to send one of its aircraft to another temporary subsidiary;
-	Recovery of traffic above the average of certain airports, such as Pto. Madryn, Esquel, Santiago del Estero and Jujuy;
-	The international operation showed a growing trend in line with the recovery of traffic.

The arrival of a new airline, Arajet, stood out in Ezeiza, flying to an unprecedented destination such as Santo Domingo International Airport. On the other hand, in Salta the return of Latam Perú to Lima since December was relevant, recovering a traditional route that had been affected by the outbreak of the pandemic;

-	In Cordoba, Air Europa's operation was modified starting in July, reducing frequencies, but eliminating the ASU route to fly non-stop to Madrid-Barajas.

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2.	Operational management and recognition

During 2023, the following steps were taken in the area of operations:

-	Phases 3 and 4 of the Comodoro Rivadavia Certification process were approved during the month of March and Bariloche in the month of May, in which inspectors from the International Civil Aviation Organization (ICAO) and the State Aviation Safety Agency participated ( AESA) during the audit carried out by the National Civil Aviation Administration (ANAC).
-	The Formal Application was submitted for the certification of the Aeroparque and Posadas Airports during the month of October, as well as Iguazú and Resistencia in the month of December.
-	The implementation of TAMS Capacity was materialized for Aeroparque and Ezeiza, which allows diagramming the allocation of airport resources such as check-in counters, gates, belts and parking spaces on the apron, allowing operational scenarios to be predicted in real time to optimize the allocation of such resources.
-	The ROD Mobile application was launched, which allows for the generation of preloads of events and incidents at the place of occurrence, thus promoting their registration and improving the quality and volume of the information. Training meetings were held with users, as well as instructions for use for the correct use of the application.
-	The development of dashboards associated with programming and event data loaded in ROD was carried out, together with the Data Science area, with this data updated in real time and allowing for monitoring and management of them.

3.	Fire Protection

During the 2023 period, the Fire Protection Management, imbued with the prevailing guidelines on Corporate Social Responsibility, the need to comply with the responsibilities assigned by Regulatory Decree 351/79 of National Law 19,587/72 on Hygiene and Safety at Work, and the ICAO in matters of emergencies, which in its regulations permanently recommends observing the specific Standards for our activity of the National Fire Protection Association (NFPA), has increased its commitment in order to ensure the conditions of protection against fires and human security.

In this sense, preventive activities have been developed, introducing the modality of Comprehensive Fire Protection Workshops, with the innovation of transcending the airport area, giving it a scope that involved neighboring communities, essentially their public and private organizations, which could contribute logistically and operationally in the event of an emergency, raising awareness that an accident of any kind has a general, global nature that affects everyone, and as such requires a joint, organized, harmonized, efficient and effective response, based on prior knowledge of all those involved. This is how they were carried out at the Ezeiza, Aeroparque, Salta, Mendoza, Córdoba and Comodoro Rivadavia Airports, with the assistance in each of them from state agencies, airlines that operate, service companies, healthcare, and staff from Aeropuertos Argentina. 2000, private security companies, and external mutual aid actors in the event of an accident, such as the Argentine Army, Argentine Air Force, National Gendarmerie, Argentine Red Cross, Jurisdictional Firefighters, Police Stations, Neighborhood Hospitals, etc.

As a result of what was stated in the previous point, the challenge arises of carrying into the next annual period 2024, increasing these achievements in a greater number of Airports, with the comprehensive participation of their internal and external communities.

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At the level of audits, seven were carried out at the Airports of Salta, San Juan, Santa Rosa, Posadas, Aeroparque Jorge Newbery, Parking Rio of the Aeroparque Metropolitano, and the New Passenger Terminal of the Ezeiza Airport. Regarding projects, proposals for improvements were made for the expansions and/or modifications considered in the Airports of Termas de Río Hondo, Salta, Córdoba, Reconquista (expansion and readaptation of the terminal), La Rioja, Project 5081 Aeroparque APRON Norte and Almacén Central Logistics at Ezeiza Airport.

At the same time, in the area of the Argentine Cargo Terminal (TCA), audits were carried out on the fire protection systems in the warehouses and offices of the Mendoza and Córdoba Airports.

Likewise, 128 training sessions were carried out at the different airports with a total of 1,988 trained, 21 amendments to emergency neutralization and evacuation plans (19 ordinary and 2 extraordinary) and 36 evacuation drills to logistically and operationally assess the status of each terminal and its staff, in order to develop awareness regarding prevention and improve behavior in emergencies, transmitting the need to protect assets, sources of employment, but essentially safeguard the lives of people and the continuity of activities, not only of those who fulfill functions in the airport environment, but also the passengers and public who are in an airport, with the benefit of reducing liabilities for all those involved, under the current concept of Emergency Management, before, during, and after and a rapid transition from the emergency situation to a state of normality.

Consequently, a proposal was presented for the Argentine Cargo Terminal for the maintenance of the systems that protect buildings, water such as fire hydrants, automatic sprinklers, deluge systems for cooling glass facades exposed to a fire, hydraulic posts , pump rooms, detection, alarm and notification system, all following the guidelines of the NFPA Standards applicable to each of them, and their incorporation into the SAP system.

In continuity, the Fire Load Calculations of at least eight airport terminals were updated in order to know the nature of the fuel, its degree of risk, quantities, and balance with the protections in place, in order to establish the required adjustments.

Finally, we always worked in collaboration with the Infrastructure and Commercial areas to meet the demands of insurance companies, promoting the use of materials that do not involve danger to people's lives, as well as the application of adjusted preventions. to applicable national and international regulations.

MARKETING

1.	ADA - First Virtual Assistant in the Airport World

During 2023, new functionalities were incorporated into ADA to improve the experience of our passengers and accompany them as they pass through the airport.

Now, it is possible to access from the chatbot the special assistance request form for people with Autism Spectrum Condition (CEA), track flights arriving at Aeroparque, and access different promotions such as Summer Promo or exclusive discounts for special dates like Cyber Week or Black Friday.

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In addition, based on the integration with our parking system and Mercado Pago, ADA allows you to pay the parking ticket directly through WhatsApp. This new payment method is already enabled in Aeroparque and Ezeiza, and will soon allow other airports in the interior to have a digital payment solution focused on the user.

The project prioritizes the satisfaction of our passengers, considering it as one of the key objectives and a crucial indicator that we constantly monitor. In that sense, the airport received a better rating from those people who interacted with the bot.

Throughout the year, more than 60,000 users chatted with ADA, generating an exchange of more than 2,600,000 messages.

2.	Marketplace

At the end of September 2023, we launched our online store so that our passengers can contract different airport services in advance and experience their time through the airport without worries.

Today, we have 2 active stores in Ezeiza and Aeroparque, and 3 soon to be launched in Córdoba, Mendoza and Bariloche, with more than 20 products available, including different parking options, transfers, VIP rooms, suitcase packing and gift cards.

Since its launch, more than 200 thousand users have visited us, we have received more than 3 thousand orders and achieved a turnover of more than $100 million.

We continue working on the platform with a focus on incorporating proposals that add value to our passengers and make a difference in their travel experience.

3.	Passenger Profile Surveys

During the months of November and December we carried out the first phase of the Passenger study, including focus groups and online panel.

This mix of qualitative and quantitative studies brings us greater understanding about the clustering and profiling of the people who transit through our airports. In this way, we have information about what they are like, what they feel, what they prefer, what they value about the terminals, about the experience in general.

The bases have 1,000 cases in an online panel and, on the other hand, 6 focus groups were held. For the next phases, an ethnographic study will be developed including “travel diaries” of 16 passengers to have deeper layers of experiences and outline the journeys. In phase three, we will develop coincidental surveys with 800 cases in 10 airports, segmented by airport typologies in relation to their flow and size.

This project will provide key information for the Mission of Hyper personalization of the passenger experience that has been developed since 2023.

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4.	Upgrade social media strategy

Based on the learnings obtained during 2022 and the company's objectives and challenges, we updated the social media strategy. The strategy evolves, from speaking from the corporate brand in first person and covering the needs of the company, to speaking about the users and passengers of the terminals. The focus is on creating a community of passengers, speaking to them from what they want to know, their doubts, common queries, needs.

The objectives are:

-	Generate brand recognition and transmit concepts of the brand platform.
-	Achieve emotional connection and identification with passengers and the community in general.
-	Promote our own and third-party products and services at airports.

5.	New Ezeiza Departure Terminal Campaign

In the month of May, the 360 campaign to launch the new Ezeiza departures terminal was implemented. A comprehensive plan was carried out, from the creation of a visual identity that lived on physical media at the airport to the media.

The plan included a search campaign on Google, Meta, Dv360, and newspapers such as La Nación and Clarín. In addition, a landing page was created (https://www.aa2000.com.ar/nuevaTerminalEzeiza) with all the information, to receive traffic from the media campaign.

6.	New Aeroparque Roads Campaign

A communication campaign was developed in online media, including a production of audiovisual material, during the months of July and August, accompanying the inauguration of the New Roads.

In addition, graphics were implemented on the facades of Aeroparque, intervening in these windows with phrases alluding to the benefits of the work for users.

A landing page was generated where the content was uploaded https://www.aa2000.com.ar/TrasladosAeroparque and also to direct traffic to the guideline, and in this way generate greater knowledge of the benefits of this work for Aeroparque users.

7.	User Acquisition Campaign for ADA and Marketplace

From July to December, campaigns were developed to communicate ADA in online media. With a guideline mainly in Meta and Google, Geolocation means were also implemented.

The campaign brought good results, reaching more than twenty million people and by December achieving the goal of a thousand conversations a day on some days of the month.

In the case of the Online Store, we accompanied the launch of the platform that took place in September, with a campaign in Meta and Search media.

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The campaign in Meta is worked on in the brand funnel, firstly, the objective is awareness (knowledge of the online store), then consideration based on traffic to the website and products, and thirdly conversion with messages directed to the purchase.

The campaign became the first source of traffic to e-commerce, being the source that contributes the highest turnover, with the Google Search campaign contributing 50%.

8.	Sustainable Passenger and Zero Plastic Destination (DPC)

Supporting the terminal plastic-free campaign promoted by the company's sustainability area, we carry out actions to bring the message to passengers and join them in the crusade.

We teamed up with the Meraki brand, which makes hygiene products, and created a plastic-free travel toiletry bag, which can be purchased online or in farmacity stores at airports. We gave away the kit to influencers so they could show passengers how they can travel without plastics.

We carried out CPD communication campaigns, showing how to consume at the airport without generating plastic waste, showing the use of reusable take-away cups, refilling personal bottles at the refillers and drinking fountains, and using personal wooden cutlery to replace disposable ones. We also promote all the establishments that are members and with what element they joined the campaign, displaying signage of the program in each establishment. We created a landing page on the website to bring together all the information on the topic, achievements and projects, as well as recommendations for consuming responsibly.

We did two promotional actions, one with a live artist putting together a work of art with plastics that were recovered from the River Plate in Ezeiza, in commemoration of Environment Day. This day, people from EcoHouse joined in to play trivia with the passengers, and let them know how they should be more responsible on their trips. In Córdoba, we carried out an action to encourage the use of our own reusable items, which are suitable for travel. In addition to the promoters playing sustainable trivia, we reward winning passengers with items to add to their kit, personalized live by a local artist. They took bottles, cutlery, straws and bags, all suitable for travel.

We closed the year accompanying the presentation of results, creating a campaign to disseminate good practices with influencers on networks, and accompanying the beach cleaning and art action with a local artist in Mar del Plata.

Market Events

We created a market event to generate new data for customer relationship management (CRM). If the promotion works correctly, it will be set to run again during the next winter season.

In December we launched the Promo Summer campaign: this summer, winter wins. We have 20 participating airports, with the purchase of any item within the airport, complete the form to participate in a drawing for 4 trips to the snow for two people.

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The participating airports are: Ezeiza, Salta, Esquel, Río Grande, Posadas, Aeroparque, San Juan, Mar del Plata, Córdoba, Resistencia, Mendoza, San Luis, Puerto Madryn, Iguazú, Santiago del Estero, Tucumán, Comodoro Rivadavia, Río Gallegos , Paraná, and Río Hondo.

This promotion will last all summer, and we will be able to collect passenger data in the season, so that we will be able to communicate services for your next trip.

COMMERCIAL AND PASSENGER EXPERIENCE IMPROVEMENTS

To enhance efficiency and quality in the area of customer service and elevate the experience of our passengers, we have carried out a series of significant improvements that have positively transformed our approach and results. Below we highlight some of the key initiatives implemented during the period:

New CRM: transformation with Salesforce "Service Cloud": we have consolidated our management of queries, assistance, complaints and suggestions through the successful implementation of Salesforce's advanced CRM, called "Service Cloud". This change has involved exhaustive training for 100% of our staff, ensuring complete mastery of this powerful tool for more effective and personalized customer service.

Optimization of Telephone and Virtual Service: new interactive voice response (IVR) and Conversational Chatbot.

A step forward in simplifying and improving customer service is realized through the introduction of an innovative IVR. This system not only facilitates the customer experience during calls, with a monthly average of 24,000, and messages, with a monthly average of 12,000, but has also implied a strategic modification in the analysis of the most relevant indicators with updated dashboards in real time.

Quick Responses to Complaints and Claims: we have achieved a significant 67% reduction in response time to complaints and claims from our clients. This achievement, comparing the first quarter with the last, reflects our commitment to promptness and efficiency in problem resolution, strengthening customer trust and satisfaction.

Comprehensive Process Diagnosis: identification and Continuous Improvement. During the last quarter, we carried out an exhaustive survey of 100% of the processes in the customer service area. This comprehensive analysis included 90 interviews with administrators, experience managers, customer service managers and assistants, with the aim of identifying opportunities for improvement in tools, documents, training and management of the area. This proactive approach has allowed us to implement strategic improvements, optimizing operational efficiency.

CEA in the Chatbot: simplification and streamlining of requests. We have integrated request entry functionality into our chatbot, a crucial step to make the registration process easier and faster. This advancement directly contributes to a smoother and more satisfying user experience.

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These initiatives have consolidated our commitment to excellence in customer service, marking a milestone in continuous improvement and strengthening our position as a benchmark in customer service and satisfaction.

SUPPLIERS

The main suppliers of the Society are divided into seven major groups:

-	Providers of architecture, engineering and civil works builders for airport terminals.
-	Suppliers of engineering and works of landing and take-off runways, taxiways, platforms and access roads.
-	Suppliers of specific airport equipment (beacons, signaling, fire, fuel).
-	Security, maintenance and cleaning service providers.
-	Suppliers of materials and supplies in general.
-	Suppliers of electricity, gas and potable water services.
-	Other suppliers.

The Company values local development, which is why it mainly purchases products and services of national origin, with the exception of those products that must comply with international quality standards related to the activity.

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HUMAN CAPITAL

1.	Main indicators

EMPLOYEES	Male 2023	Female 2023	Total 2023	Male 2022	Female 2022	Total 2022
Total Number of Employees	2,045	680	2,725	1,928	603	2,531
By category
Director	16	2	18	15	1	16
Manager	113	22	135	109	24	133
Chief	291	89	380	272	76	348
Senior Analyst	199	162	361	174	131	305
Non Executive	58	57	115	48	51	99
Under agreement	1,368	348	1,716	1,310	320	1,630
By Region
CABA and GBA	1,502	530	2,032	1,438	465	1,903
Interior of the country	543	150	693	490	138	628
By age:
Under 30 years - CABA and GBA	131	128	259	83	78	161
Under 30 years - Interior of the country	61	10	71	40	9	49
Between 30 and 50 years - CABA and GBA	999	361	1360	976	343	1,319
Between 30 and 50 years - Interior of the country	362	128	490	331	118	449
Mora than 50 years – CABA and GBA	372	41	413	379	44	423
More than 50 years - Interior of the country	120	12	132	119	11	130

EMPLOYEES	Male 2023	Female 2023	Total 2023	Male 2022	Female 2022	Total 2022
By contract class
Permanent	2,030	671	2,701	1,904	596	2,500
Temporary	15	9	24	24	7	31
Other indicators:
Number of employees with disabilities	6	1	7	6	0	6

Breakdown by age and position 2023	More than 50 years	From 30 to 50 years	Less than 30 years
Director	7	11	0
Manager	64	70	1
Chief	101	259	20
Senior Analyst	49	265	47
Non Executive	12	46	57
Under agreement	312	1,199	205

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Collective labor agreement	Within the agreement	Out of the agreement
Total employees	1,716	1,009
Percentage of Total employees	63%	37%

2.	Recruitment and internal searches

In 2023, 358 employees joined the company, 145 outside the agreement and 213 within the agreement.

On the other hand, 344 internal movements were made. Among them, 29 movements were area passes, 134 internal promotions of the team outside the agreement and 181 were recategorizations of collaborators within the agreement.

One of the main novelties of 2023 was having changed our work modality, no longer focusing on volume search processes to focus on the reality of each airport. In order to provide a better service to our internal clients, a TA recruiter was appointed to each business unit, which allowed us to have better knowledge of them and to be able to deliver more efficient results aligned with the different needs of each of them.

3.	Internal talent management

During 2023, we continue to provide different resources to enhance capacity development in all our teams (operational and non-operational).

At least 2,460 people went through one learning instance, involving a total of 16,192 participants (considering that there were people who participated in more than one initiative throughout the cycle).

In our Digital Learning platform, we add more than 50 new resources on different topics:

- Key capabilities: with the purpose of scaling and evolving in the domain of cross-company capabilities, we launched digital resources covering different stimuli at their initial, intermediate and advanced levels.

In addition, we launched a program linked to the digital and Data Mindset, in virtual-synchronous mode with the purpose of scaling and transversalizing the level of mastery in all our teams.

- Technicians: Snow Operation, 5S methodology, Wildlife Control, Customer Service, Cargo handling, Accessibility, SAP, TAMS, E – ROD. 1,406 people completed at least one learning instance within the platform, representing 8,690 total hours of learning completed on the site

We continue to take advantage of the digital tools available, to learn, grow and improve ourselves, through the creation and availability of presentations, the facilitation of webinars and synchronous training with internal references and with the help of external providers, facilitating the arrival of our teams in the different points of the country.

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In turn, the technical learning proposals were key to strengthening the operational challenges. They were channeled through three Technical Schools, focused on the following fields of knowledge:

-	Operational management (Operations, Maintenance, CCO, Security).

-	Cargo (Operations and Security)

-	Customer experience (Customer Service, VIP Room, Parking, Cleaning, CAC, Treasury, Third Party Services).

Internal training indicators	2023	2022
Number of courses given	318	171
Number of people trained	2,277	2,246
Number of training hours	14,816	20,716
Average of hours per employee	15 hs	9 hs

We continue to promote Agility at different levels of the organization. Through our Cultural Evolution process to bring Agility to the day-to-day of all our teams. During 2023, in addition to continuing to accompany the different teams distributed in the airports, we facilitated the adoption of the agility framework developed for airports in various teams of the business service units. Additionally, we launched the Agility Coach training and certification program for AA2000 on the My Learning platform that will allow the permanent development of new coaches who want to continue bringing the agile mentality to each of their teams.

Analyzing the Agility and Innovation focus areas through a set of statements from the Great Place To Work (GPTW) survey for 2023, 71 average points of favorability were obtained for each focus area (improvement of 8 and 9 percentage points vs. the 2022 survey).

Within the framework of agility, Aeropuertos Argentina 2000 was recognized in the Impact Awards, an initiative that recognizes Argentine companies and organizations that develop human capital practices that positively impact the business and people. We presented "Development of an agile mindset that promotes the growth of people and the business" and we obtained one of the 3 highest scores in the entire contest.

During 2023, at AA2000 we manage the performance of our members comprehensively. We focused on measuring our objectives to add value and generate impact on the business, while placing people at the center and accompanying their development. On the one hand, we work with SMART goals to follow up on the challenges we take on. Through the establishment of what, that is, concrete, transparent and clear objectives, we were able to achieve the best results. On the other hand, we continue to generate a culture rich in feedback. Through our how or the representation of our values, we accompany the transformation of key links between employees and their leaders, thus facilitating the articulation of purposeful conversation.

With regard to the people who perform roles included in the Collective Work Agreement, during the year we promote continuous feedback to generate bonds of trust and achieve better results. Regarding performance, it is suggested that leaders have 1.1 (one to one) conversations in order to generate constructive and appreciative spaces about the performance of each one.

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4.	Scholarship program

Committed to continuing to provide learning opportunities, in 2023 we open a call to participate for postgraduate and master's scholarships, as well as short-term executive programs.

The academic proposals are aligned with our eight key capabilities.

The process consisted of an open application for our employees, linked to compliance with training, career and previous experience requirements in the company, having been evaluated by the Human Resources committee for definition and award.

More than 300 employees applied, having awarded 185 scholarships representing all academic segments.

In 2023 we will resume the Women in Aviation Travel and Tourism (WIATT) scholarship program:

On the one hand, through an alliance with the University of San Andrés, we have already awarded 20 scholarships to our collaborators and industry colleagues to pursue postgraduate degrees and MBAs. This year, the WIATT initiative was raised to the América Airports Corporation level and offering 12 50% scholarships in postgraduate studies, 4 for an Executive MBA, 2 for a Master in Management Online, and 6 for Executive Programs, to collaborators and colleagues from the industry of Argentina, Chile, Ecuador, Mexico, Peru and the Dominican Republic.

In April we held an event at the Ezeiza International Airport to share a day with industry leaders and references, where speakers from private organizations and companies participated giving inspiring testimonies, we shared data on the role of women in the aviation industry and also We presented the scholarship winners.

On the other hand, we once again invited students from all over the country to participate for a full scholarship to study engineering at the Universidad Austral.

73 women from 9 provinces applied and had to, as a first instance of evaluation, solve an exercise proposed by Aeropuertos Argentina 2000 and the Universidad Austral. In total, 17 cases were resolved and 10 finalists remained, who were summoned to the Jorge Newbery Airport to carry out the second and final evaluation stage. Also, we invited the finalists to participate in the “General Manager for a Day” program. Through this opportunity, participants will be able to visit the airport closest to their location and experience a unique leadership day.

5.	Internal communication and work environment

From the management of internal communications we seek to accompany business decisions, promoting the participation and engagement of the AA2000 work teams.

We seek to segment communications, reaching each audience with content that adds value, whether focused on business priorities, processes or specific situations of the organization.

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In 2023 we continue to work hard on the adoption of Viva Engage (formerly Yammer), a collaborative platform that aims to function as an internal social network where AA2000 employees can share content related to the business, celebrations, team recognition, and more. We also promoted the creation of new communities for those areas that need a space to share information, news and even generate a repository of documents, as was the case in the Legal area.

This platform, through communities, also includes other operations that make up Corporación América Airports (Armenia, Ecuador, Uruguay). In this way, employees, in addition to being able to learn about the operation in Argentina, can also share and interact with colleagues from other countries. As a novelty, in 2023 the Brazilian operation was added to the platform, making it the fifth CAAP operation to be integrated.

Another novelty for 2023 is that at CIEX we began to synergize with the Institutional Relations team with the aim of informing employees every time a Leader or Aeropuertos Argentina 2000 received recognition, an award or participated in a relevant event. We publish this information on Viva Engage. Likewise, we work with the Marketing team in charge of managing LinkedIn to make this information known externally and continue building a positive image of the company and reinforce our employer brand.

This year we began working with the implementation of One Hub, a new work tool for AA2000 collaborators. One Hub will begin operating in 2024 and will allow you to store, access and share content online. The platform will consolidate access to other work tools and/or useful resources (such as My Learning, My Airport, SAP Success Factors, Viva Engage, among others). It has a main page where the Business Partners of each business unit and the Internal Communications team will centralize the posts to share information relevant to our business (such as, for example, certifications, information about airports, etc.). One Hub will allow users to access without having to connect to the VPN and they will be able to do so through their cell phones (unlike the old Intranet).

On the other hand, we continue to deepen the segmentation of the email so that the information arrives assertively. In order to continue positioning Viva Engage as our main channel, those communications that contain visual material contain a link that redirects to the platform.

On WhatsApp we took advantage of the corporate telephone lines and maintained communication through WhatsApp groups for the TCA and Ezeiza teams. In 2023, Aeroparque and San Fernando reinforced the use of this medium as a means of formal communication. The Internal Communication team guarantees that all communication campaigns contemplate the development of pieces for this channel.

We kept the Aeroparque, San Fernando, Cargo Terminal, and Ezeiza Airport billboards active. The Mendoza and Córdoba Airports also joined.

We developed internal videos to accompany communication campaigns on channels such as digital billboards, Viva Engage and WhatsApp. Some examples: Aeroparque and San Fernando Campaign, Technical Schools, Agility Coaches, among others.

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Again in 2023, we shared two Leaders' Meetings in person with the aim of keeping leaders informed about business priorities. This year, the strategic missions and changes to My Airport were also presented, with the iteration of “the little house.” Also, as a milestone, the bosses joined for the first time. The ratings for both meetings, held in March and December, were 4.78 and 4.66 respectively, out of 5.

We continued to share the “Calendar for Leaders”. The objective of this is for leaders to have a summary of the actions planned for the coming months, and to keep them in mind at all times. In this way, it is possible for them to anticipate their agendas and plan the main topics to communicate to their teams in the medium and short term.

We continue sharing monthly company-wide videos, where AA2000 CEO Daniel Ketchibachian shares the latest news from across the organization. The reason for the videos is not just to report on business-related events and initiatives, but also to welcome new recruits and recognize teams for their day-to-day efforts.

We carried out a Pulse Survey again to be able to listen to the needs of our collaborators. After seeing the results, work groups were organized with leaders to design action plans.

We held the Hand in Hand meetings for all Business and Business Service Units virtually and in person, measuring and improving through feedback from our teams.

We held our internal men and women's soccer tournament in Buenos Aires, with the participation of 19 teams in two zones, Ezeiza and CABA.

In November we organized the virtual “CAAP Leadership Summit 2023”. More than 250 leaders from operations from Armenia, Italy, Uruguay, Brazil, Ecuador and Argentina participated. More than 10 speakers shared success stories of their operations.

We conducted the “Great Place to Work” survey again, and we once again broke the participation record with 90% responses. We certified for the second consecutive year as one of the best companies to work in Argentina and 85% of AA2000 members consider that this is a great place to work.

We coordinated the end-of-year party with our collaborators in Buenos Aires, where other Corporación América companies also participated. There were more than 1,400 attendees. In the rest of the airports in the interior of the country, celebrations were also held with the entire work team. Likewise, at the party that was held in CABA, raffles were held that included collaborators from all over the country.

To end the year, we had our virtual meeting called “My Airport Live”, where more than 600 people participated, which aims to involve all the people who work in AA2000 and thus be able to tell the results of the year and the new challenges that are coming in the new year.

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SOCIETY

1.	Argentina 2000 Airports Orchestra

In 2016, the Society created the Aeropuertos Argentina 2000 Youth Orchestra, an initiative of great social value as it combines education in general and artistic education, with the generation of genuine employment that contributes to inclusion and narrowing social gaps through access to education and culture. The Orchestra is formed by a “Full Organic”, which includes strings, wood, metal and percussion instruments to face high artistic obligations, such as a Mozart or Gershwin symphonies.

Currently, it is made up of 45 young people between 15 and 23 who were selected by their Director based on their standards of artistic excellence and commitment. Thus, this initiative seeks to give recognition to musicians who stood out for their talent. The academic team is composed of a select group of professionals in the field, whose tools and knowledge provide a working model and method, with “artistic achievement” and as a consequence the possibility of social mobility. The children have an education and allowance grant that is deposited monthly in a savings account created for each beneficiary. In addition, they are given a special scholarship for an assistant who has the function of carrying out general and logistics coordination and the compliance of rehearsal agendas.

2.	Project Amaltea "Another Story"

Another Story is a project that the Society carries out together with the Amaltea civil Association aimed at the social insertion of people in the extreme poverty of C.A.B.A. and the nearby conurbano, most related to the problem of drug use, especially paco (cocaine base paste).

During 2022 we continued with various actions in order to accompany and mitigate its impact on the institution, on the team members (most of the inhabitants of the Slum Ciudad Oculta) and in the daily recipients of Another Story and Dreams: children, young people, entire families from the neighborhood, the poor and the excluded, those most affected by this catastrophe.

During 2023, in our priority place of work, Ciudad Oculta, Villa 15, Mataderos - Lugano, we have managed to continue, develop, increase and create various insertion programs whose axes are education, work, and social, legal and therapeutic accompaniment.

The project also contemplates the creation and administration of:

-	Sueñitos, kindergarten started in 2008

-	Comedor Amaltea, started during the pandemic, a night service that provides dinner to more than seventy families.

-	Otra Historia, started in 2014, a rehabilitation and insertion center for people affected by drug use —agreement as a Center for Community Attention and Accompaniment (CAAC) with the Secretariat of Comprehensive Drug Policies of the Argentine Nation— consisting of two venues where group craft and art workshops, social accompaniment and therapeutic clinics work.

-	Huerta Urbana Don Pato, carried out under the auspices of the Urban Agriculture Program of the GCABA Environmental Protection Agency.

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-	At the Amaltea headquarters, micro-enterprises, labor and cultural workshops for children, adolescents and adults have been created.
-	In the other spaces, some 150 adults/youth/children attend different education, art and trade training workshops, and agreements have been articulated that will generate a very significant growth in the supply of said workshops that will allow the number of participants to increase to 350 total approximately.

3.	Support for the Families of the Fallen in Malvinas and the South Atlantic Islands

Since 2004 we have accompanied the Commission of Relatives of the Fallen in Malvinas and the South Atlantic Islands with different impact actions for both families and society in general. Furthermore, in 2018 an agreement was signed between Aeropuertos Argentina and this Commission to facilitate this support, framed within the Compliance regulations that govern the company.

During 2023, the adaptation and distribution of the graves in the Darwin Argentine Military Cemetery continued (CMAD).

During last year 2022, negotiations were carried out with the International Committee of the Red Cross (ICRC Geneva) to proceed with a new Humanitarian Project Plan (PPH 3), to be carried out this year, on a multiple grave (D.B.4.16 ) in the CMAD and two tombs on Borbón Island, which would house the remains of the crew of an Argentine Air Force Lear Jet plane shot down during the conflict. His execution was scheduled for the month of April, but it was canceled by the authorities of the Islands due to political issues.

These political disagreements had their origin in the repeal in March, by the National Government, of the so-called “Foradori-Duncan Pact” agreed in 2016, which precisely in one of its articles referring to the South Atlantic, included the approvals by both parties to carry out humanitarian flights, full support for the DNA identification process in relation to the unidentified Argentine soldiers buried in the Darwin cemetery and its maintenance.

Precisely, this act motivated the non-authorization of two humanitarian flights (March-November) of three hundred Relatives of the Fallen, to the Argentine Military Cemetery in Darwin, scheduled by AA2000.

At the beginning of August, extremely strong winds (over 130 km/h) and storms that hit the Malvinas Islands, caused damage to the infrastructure of the Cemetery and the cenotaph, which required repairs that are still ongoing, which can be done in favorable weather conditions.

Working meetings were held at the Embassy of the United Kingdom in Argentina, videoconferences with the capital of the Islands and conversations with the Argentine Foreign Ministry, collaborating constructively and with mutual respect in the search for an improvement in the current deteriorated relationship, focused solely in achieving humanitarian solutions for the relatives of those who lost their lives during the 1982 conflict.

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Finally, it was agreed to transfer the same program of humanitarian activities to 2024, to be agreed upon if bilateral relations evolve favorably.

4.	Create Community – Fundación Cimientos

In 2023, together with 8 companies in the airport community, we carried out a training program in customer experience for 20 graduates of Fundación Cimientos.

On this occasion, the 20 young people had the experience of working in airports. The companies that participated in the initiative are: La Brioche Dorée, Duty Free Shop, Shop Gallery, Open 25, Starbucks Argentina, MisRestó, Aerolíneas Argentinas and Aeropuertos Argentina 2000, and new ones will soon be added to complete the agenda of activities.

Over the course of 13 weeks, the participants took part in different days of experiences, visits and tours to each of the participating companies. At Aeroparque we carried out 4 days of work in addition to the mock interviews and the snack ceremony in the Perito Moreno Glacier area on the first floor.

5.	Hospital of Ezeiza Dr. Alberto Antranik Eurnekian

From Aeropuertos Argentina 2000 we collaborate with the Hospital Interzonal de Ezeiza Dr. Alberto Antranik Eurnekian from the beginning, when we took charge of the construction of the building in 2006.

We provide financing for the maintenance of the facilities and development of projects and tasks within the Hospital. It currently has 303 beds, 24 ICU beds, 6 active operating rooms, 3 adult shock rooms and 3 pediatric rooms.

From the Airport Systems department, the fiber optic was connected, the scheduled growth from 20 to 220 digital jobs was assisted, the implementation of the Digital Medical Record is monitored, and maintenance and user service assistance is provided, Human resources are also provided in statistics, pharmacy, storage, admission and discharge, and administration.

In order to strengthen the health system at the Hospital, a new Canon Aquilion Prime SP computed tomograph was incorporated. A donation made within the framework of Japan's non-reimbursable financial cooperation for the Economic and Social Development Program (covid-19), implemented through the Japan International Cooperation System (JICS). It was inaugurated with the presence of representatives of the State of Japan, together with Provincial, Municipal, Hospital and Cooperator authorities. For which the civil works necessary for its installation were carried out.

This CT scanner will allow us to expand our diagnoses, from pediatrics to bariatrics, including difficult cases, while providing all medical personnel with a fast and efficient solution.

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We are currently adding 13 more offices (20 total) to unify care in a new building that, together with the new rehabilitation, kinesiology and sports medicine gym, will total approximately 800 m2. The new pediatric ICU was also built with its respective equipment with 4 monitored care cradles that make it possible to make surgeries performed on children and babies in the pediatric and neonatal service more complex.

Lastly, the following equipment was acquired: video endoscope, fiber endoscope, electrocardiographs, laparoscopy tower, ergonometers and holter monitors, electroencephalograph, video laparoscope, digital spirometers, digital colposcopes, digital dermatoscopes, microscopes, laminar flow hood, emergency carts, anesthesia tables , cardio defibrillators, respirators, chemotherapy chairs, dental chairs and instruments.

As the University Hospital that we are, it is worth noting that the subjects of Histology of the first and second year of the UBA are studied, as well as the careers of Nursing and Operating Room Instrumentation, the specialization of Emergency Medicine, among others. Residences were also opened in all medical specialties, including hospital administration.

ENVIRONMENT

1.	Destination: Zero Plastic

It is an initiative of Aeropuertos Argentina 2000 that aims to reduce single-use plastics in our terminals. It is a path of transformation together with strategic allies to reduce our environmental impact and the plastic footprint in our airports.

As key actors committed to the sustainable development of our country, we promote sustainable tourism and generate alliances with the airport community, promoting a joint goal for 2025.

In 2022 the initiative was launched with the aim of having terminals plastic-free By 2023, the goal was set to reduce the use of disposable plastics by 10%, in gastronomic permit holders and retailers in 11 airports. Together with Unplastify, a consulting firm specializing in the problem, the work was divided into 3 stages: it began with the measurement of the plastic footprint, then continued with reduction strategy co-design workshops and, for the last stage of the year, carried out the implementation of the strategies. At the end of the year, the objective was exceeded, reaching a 12% reduction in +50 brands and +135 stores.

In parallel, the “Zero Plastic Destination committee” was created at the Ezeiza Airport, made up of AA2000 employees to work on the problem internally. Sustainable kits (bottles, cutlery, cups) were delivered to +500 employees to eliminate single-use plastics in the offices. In addition, plastic bottles were eliminated from vending machines.

Also, in 2023 we worked together with UNEP (United Nations Environment Programme), who provided their support throughout the year in this project. At the event held at the Ezeiza Airport on Environment Day, they were present through different videos, which were projected in various airports in the country, focused on the problem. And we had the presence of the artist Lula Gil who created a live work with recovered single-use plastics. In this way the problem was made known and awareness was raised.

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In September, at the Córdoba Airport, an awareness day on the use of these plastics was held where the community and passengers, through games, could learn about the problem and obtain prizes related to caring for the environment.

2.	Carbon footprint certification

Climate change and minimizing our footprint are two central points of our environmental agenda. Thus, at Aeropuertos Argentina 2000, we developed the Environmental Monitoring Program whose objective is to evaluate and systematize greenhouse gas (GHG) emissions derived from the company's energy consumption.

The measurement of the Carbon Footprint is carried out with the ACERT tool to be validated and certified by ACA (Airport Carbon Accreditation, International Carbon Management Program for Airports, approved by ACI, Airports Council International). In 2023, 5 new airports in the country were certified (Ezeiza, Córdoba, Mendoza, Iguazú and Comodoro Rivadavia) and Aeroparque renewed the certification, all at level 1 (Mapping).

3.	Climate table

It is a Committee in which area directors and a multidisciplinary team from the company participate to work on key and strategic issues in environmental matters.

The Sustainability area leads the table and suggests key topics, according to the company's sustainability agenda.

4.	Corporate Risk Management

Throughout 2023, the validity of the Corporate Risk Management Policy was maintained through the application of controls - and periodic reviews of their effectiveness - linked to:

- Corporate Governance and Integrity;

- strategic issues;

- fraud prevention in general;

- reputational issues;

- the efficiencies and efficiencies of internal functional processes;

- financial and budgetary aspects, financial reporting and SOX compliance;

- regulatory and regulatory compliance in general; and

- technological aspects.

Allowing all the activities of the Business Units and Service Units of the organization to contribute to these purposes during the regular and extraordinary operations of Aeropuertos Argentina 2000.

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The constant growth in aircraft and passenger traffic observed throughout the year required particular consideration of the operational and functional risk control actions of our business. By way of illustration we can say that we have worked, among other activities:

-	in terms of improvements, in terms of agility, efficiency and robustness of internal processes: optimizing a wide variety of processes that intervene in the operational continuity of our airports. The actions carried out allow the daily operation of the airports, the maintenance routines of their facilities and available equipment, and the development of infrastructure works to have a level of predictability higher than established.

-	at the level of quality control and safety of the services provided to our clients: reviewing different processes that directly and indirectly influence the quality that our clients perceive during their experience with our company. During the reviews carried out, for example, together with the VIP Lounge, TCA and Free Zone teams, operating guidelines have been modified that result in concrete improvements in the services offered and response times.

-	on a preventive basis: consolidating preventive due diligence routines for the different stakeholders of Aeropuertos Argentina 2000, who, regardless of their level of inherent risks, efficiently respect the guidelines provided for by LN 27401, the CAAP premises, and the current best practices regarding prevention of these risks.

-	at a strategic level: deepening our actions on ESG matters.

Thanks to the continuous support and guidance of the management team in the matter, together with the commitment and dedication of the collaborators of all the Business Units and the Service Units, Aeropuertos Argentina 2000 has maintained effective control of business risks during 2023. , thus promoting the safe connection of people, goods and cultures from our industry.

Outlook for 2024

The year 2023 marked a milestone with the recovery of the total level of passengers, which returned to the level of 2019. This was strongly supported by domestic traffic, which ended the year 11% above pre-pandemic levels. International traffic, on the other hand, continued on the path of recovery, closing at 87% vs. 2019, although in December 2023 it stood at 98% compared to the same month of 2019.

By 2024, we expect passenger volume to remain on the path of recovery on the international front, and a moderate growth trend to continue in the domestic segment, although we are closely monitoring the macro context, which may affect the level of activity.

Simultaneously, we continue to monitor the Company's operating costs, impacted by the effect of macroeconomic variables, also weighing the impact generated in said structure by the level of activity.

Likewise, we continue to make strong progress in the works included in the investment program. In 2024 we hope to complete the execution of phase I, and begin the execution of phase II, established in our contractual framework. The projection of works covers important works both in the airports in the Buenos Aires area and in several airports in the interior of the country, strengthening the program of improvements and modernization in the country's airport system with a federal perspective.

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Destination of the results of the year

This Board of Directors raises the aforementioned documentation for the approval of the Shareholders and states that the result of the exercise of $9,407 million, which is proposed to be allocated the sum of $85.5 million to a legal reserve, and the remainder, to the constitution of an optional reserve for future dividends.

To conclude, we appreciate the collaboration obtained during our management of the AA2000 staff, our clients, suppliers, banking entities and other organizations with whom we share the daily activity and greet the Shareholders with the most distinguished consideration.

Autonomous City of Buenos Aires, March 8, 2024

THE BOARD OF DIRECTORS

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ATTACHMENT IV

A)	THE ROLE OF THE BOARD OF DIRECTORS

Principles

I.	The company must be led by a professional and trained Board that will be in charge of laying the necessary foundations to ensure the company's sustainable success. The Board of Directors is the guardian of the company and the rights of all its Shareholders.

II.	The Board of Directors must be responsible for determining and promoting corporate culture and values. In its performance, the Board of Directors must guarantee the observance of the highest standards of ethics and integrity based on the best interest of the company.

III.	The Board of Directors must be in charge of ensuring a strategy inspired by the vision and mission of the company, which is aligned with its values and culture. The Board of Directors must engage constructively with management to ensure the correct development, execution, monitoring and modification of the company's strategy.

IV.	The Board of Directors will exercise permanent control and supervision of the company's management, ensuring that management takes actions aimed at the implementation of the strategy and the business plan approved by the board.

V.	The Board of Directors must have the necessary mechanisms and policies to exercise its function and that of each of its members efficiently and effectively.

1. The Board of Directors generates an ethical work culture and establishes the vision, mission and values of the company.

This practice is applied by the Company. The board of directors generates an ethical work culture and establishes the vision, mission and values of the company.

The Society's mission is to facilitate the connection of people, goods and cultures to contribute to a better world. It is a company oriented towards the passenger and the airport user through the permanent improvement of the quality of its service, providing technological innovation and experiences that exceed the expectations of the client and other interested parties such as the State, international organizations, airlines, carriers, unions and AA2000 staff. It extends to the world through communities that benefit from the contribution of local airports that bring them closer and connect them, contributing to their development and growth.

In turn, it has as values the courage to innovate, the attitude of service and commitment. The daily work of all the Company's personnel aims to exceed customer expectations by leading the construction of a virtuous ecosystem that operates with agility and security and that strengthens a culture of innovation, service and commitment.

Aeropuertos Argentina 2000 S.A.

Their ambition is to be leaders and benchmarks in the industry. Loved by customers, employees and stakeholders, to be sustainable in the long term.

Promote a greater commitment to quality and service innovation in the field of air transport, improving the concessioned infrastructure in order to generate value for the client and consolidate and increase the national airport assets. Train staff and update their knowledge continuously to respond efficiently to the needs of the different players in the aviation industry in the country and the world. The operational and quality policies of AA2000 are concrete and measurable, which allows verifying its results and its high international standards.

Additionally, the board of the Company approved the Corporate Governance Code that establishes within its functions to determine and promote corporate culture and values. In its performance, the board of directors must guarantee the observance of the highest standards of ethics and integrity based on the best interest of the Company and its shareholders.

For its part, the Board of Directors of the Company approved a Code of Conduct and integrity policies, which were communicated to all employees of the organization, and that focus on the prevention and detection of corruption and the fraud. In particular, they consist of implementing the necessary measures for the Company to carry out its activity in an adequate transparency framework. To this end, it works, among other axes, on the promotion of ethics, transparency and integrity and carries out actions aimed at the formation and dissemination of ethical issues.

2. The Board of Directors sets the general strategy of the company and approves the strategic plan developed by management. In doing so, the Board of Directors takes into account environmental, social and corporate governance factors. The Board of Directors supervises its implementation through the use of key performance indicators and taking into account the best interest of the company and all its shareholders.

This practice is applied by the Society. Among the functions of the board is to ensure a strategy aligned with the defined vision and mission, consistent with the values and culture of the Company.

The managements present the different plans, projects and budget of the Company to the board of directors with due advance notice and these are approved by all members at the board meetings.

For its part, the Company's Code of Conduct, approved by the board of directors, establishes within its principles that the Company seeks to align its commercial strategy with the commitment to contribute to the economic and social development of the communities in which it operates, promote local development in a sustainable and efficient manner and respect the values of a clean, healthy and safe work environment. The general manager proposes to the board of directors the risks that they wish to manage within the Company according to the strategic objectives.

On a large scale, responsibility towards society consists of establishing lasting relationships based on trust, integrity and respect, generating values aligned with the legitimate interests of society and that generate a positive impact not only for the latter but also for the Company and other interested parties.

Aeropuertos Argentina 2000 S.A.

The Company promotes the application of sustainable development standards, including the protection of the environment and the rights of future generations through the adoption of economically viable practices to reduce waste generation, consumption of natural resources and emissions. of greenhouse gases, with compliance with environmental legislation and regulatory obligations.

For its part, the Company fully adheres to the obligation and duty to respect, protect and promote Human Rights, committing not only to refrain from interfering in their enjoyment or limiting them, as well as to prevent them from being violated. Respect for individuality, appreciation of differences and an inclusive culture that guarantees non-discrimination based on gender, age, nationality, religion, ideology or any other personal, physical or social condition is not only part of the principles but a commitment of the Society. With this purpose, the Company has incorporated diversity and inclusion as a strategic value as key elements of the global strategy, since it is convinced that promoting the diversity of teams and promoting an inclusive leadership style, in addition to responding to principles of justice social, offers important advantages for the business: it allows attracting and retaining the best talent, promoting innovation and approaching a diverse and changing society. Based on these principles of responsible business, the Company expresses its firm commitment to equal opportunities and non-discriminatory treatment of people in all areas, and is categorically against any conduct or practice associated with prejudices due to , among others, nationality, ethnic origin, skin color, marital status, family responsibility, religion, age, disability, social condition, political opinion, serological and health status, gender, sex, sexual orientation, gender identity and expression. The Company is committed to developing and implementing processes and actions aimed at guaranteeing that all people receive the same opportunities and treatment in the work environment, as well as the necessary conditions to be hired, recognized and promoted and thus reach their maximum professional and personal potential.

Periodically, management reports to the board of directors on compliance with the strategic plan and the works plan.

Through the systematization and monitoring of financial and non-financial indicators, the Company measures its impact with the objective of enhancing the positive ones and mitigating the negative ones and thus, contribute to the development of a profitable and sustainable future. Among other indicators, we can list those of

(i) economic and financial impact (investment in infrastructure, EBITDA, results for the year),

(ii) impact on passengers (number of passengers, active airlines, aircraft movement, airports);

Aeropuertos Argentina 2000 S.A.

(iii) in people (positions filled by employees, average training per employee, payment in salaries and membership fees);

(iv) social (spending on local suppliers, private social investment); and

(v) environmental (in investments and other environmental expenses, electricity consumption, natural gas consumption, water consumption).

The strategic axes of sustainability are listed below:

(i) Exceeding customer expectations: We play a fundamental role in the sustainable development of the industry. We want to exceed the expectations of our passengers and guarantee them a positive and happy experience, ensuring accessible terminals for all. We invest in technology to advance our digital transformation path and work in alliance with all our stakeholders to optimize the experience of our passengers.

(ii) Strengthen a culture of innovation, agility and inclusion: Our employees are our most important asset. We care about their well-being and development since we are aware that their growth is the engine of our company's success. We foster an agile, collaborative, safe and inclusive work environment, with a special focus on accelerating the development of women in our industry.

(iii) Operate with data safely and efficiently: We guarantee safe and reliable operations and environments with advanced infrastructure and technology, complying with regulations and preventive measures. We focus on efficiency as a key dimension of business management and seek continuous improvement of our processes to operate in an agile manner.

(iv) Create a positive impact in the communities where we operate: We are committed to generating a positive impact by providing economic and social value to all the communities where we operate our airports. We promote a sustainable value chain with a focus on hiring local products and services and we work in alliance with different actors in society to meet our objectives.

(v) Responsibly manage environmental impact: Committed to a low-carbon economy, the responsible use of resources and the care of biodiversity, we invest in projects that put nature and people at the center of our decision-making and mark a transformative path to parade the climate emergency.

Aeropuertos Argentina 2000 S.A.

3. The Board of Directors supervises management and ensures that it develops, implements and maintains an adequate internal control system with clear reporting lines.

This practice is followed. The board of directors has approved a management structure with clear reporting lines, which allows it to have an adequate system of internal control. The management of the Company is made up of:

•       Eight first line managers (General Manager -CEO-, Operations Manager –COO, Administration and Finance Manager –CFO-, Human Resources Manager -CHRO-, Legal Manager –CLO-, Infrastructure Manager Experience Manager to the Client –CXO-) and Corporate Affairs Manager reporting to the presidency;

•       six general managers of the business units: Ezeiza Airport, Air Cargo Terminal, Jorge Newbery Airport, West Business Unit, Northeast Business Unit, and South Business Unit, reporting to the CEO; and

•       support and control functions:

(i) Compliance Management reporting to the CEO and matrix to the Legal and Corporate Compliance Department;

(ii) Internal Control, Risks and Regulations Management reporting to the CEO and matrix to the Corporate Legal and Compliance Department;

(iii) Internal Audit Management reporting to the CEO and secondly to the Audit Committee; and

(iv) Secretariat of the presidency.

The Audit Committee meets at least quarterly, in which non-executive and independent directors participate on a regular basis.

Finally, there is a "first line of defense" reflected in a robust internal control system and with clear reporting lines.

Management is primarily responsible for creating an efficient internal control system.

4. The Board of Directors designs corporate governance structures and practices, designates the person responsible for their implementation, monitors their effectiveness and suggests changes if necessary.

This practice is followed. The board of directors approves the Corporate Governance Code, as well as any modifications made to it.

The Corporate Governance Code establishes, within the functions of the board of directors, that of designing corporate governance structures and practices, appointing the person responsible for their implementation, monitoring their effectiveness and suggesting changes if necessary.

At its meeting on March 8, 2023, the board of directors appointed Ms. María de las Mercedes Ruiz as responsible for the implementation and monitoring of the Corporate Governance Code.

Aeropuertos Argentina 2000 S.A.

On the other hand, according to the response to practice 3, the reporting lines are clearly established. There are seven first-line managers who report to the chairman of the board; six general managers of the business units who report to the general manager, and three support and control functions that report to the general manager and a secretary of the board of directors.

Regarding the committees, although it is not legally required, the Company considered it convenient and structured it accordingly, the existence of an audit committee within the board of directors. At the moment, the board of directors considers that the implementation of other committees is not necessary.

5. The members of the Board of Directors have sufficient time to perform their duties in a professional and efficient manner. The Board of Directors and its committees have clear and formalized rules for its operation and organization, which are disclosed through the company's website.

This practice is followed. Knowledge, experience and conditions of personal integrity and reputation must be considered when evaluating a candidate for the Board of Directors. Additionally and in accordance with the Corporate Governance Code of the Company, directors must perform their duties with the diligence of a good businessman. Each director will be diligently informed about the business of the Company, will devote the time and effort required to perform their duties efficiently and must take appropriate measures for good management and control of the Company.

The President of the Company and some directors have full dedication to the Company while they hold executive positions in it. Directors who have commitments outside the Company are adequately informed and rigorously prepare prior to attending meetings.

Currently, the bylaws contain provisions on the operation of the board and the audit committee. For its part, the audit committee has an internal operating regulation. In addition to the bylaws and internal regulations, the provisions of Law No. 26,831 and the regulations of the CNV (T.O. 2013) are applicable for the operation of the audit committee. Both the regulations of the committee and the bylaws of the company are known to the general public for being on the website of the National Securities Commission. For its part, the website of the Company has a direct redirection to the CNV page.

Aeropuertos Argentina 2000 S.A.

B)	THE PRESIDENCY IN THE BOARD OF DIRECTORS AND THE CORPORATE SECRETARIAT

Principles

VI.	The President of the Board of Directors is responsible for ensuring the effective fulfillment of the functions of the Board of Directors and for leading its members. It must generate a positive work dynamics and promote the constructive participation of its members, as well as ensure that the members have the necessary elements and information for decision making. This also applies to the Presidents of each Board committee regarding their work.

VII.	The Chairman of the Board of Directors must lead processes and establish structures seeking the commitment, objectivity and competence of the members of the Board of Directors, as well as the better functioning of the body as a whole and its evolution according to the needs of the company.

VIII.	The Chairman of the Board of Directors must ensure that the Board of Directors in its whole is involved and is responsible for the succession of the general manager.

6. The President of the Board of Directors is responsible for the good organization of the meetings of the Board of Directors, prepares the agenda ensuring the collaboration of the other members and ensures that they receive the necessary materials with sufficient time to participate efficiently and informed in the meetings. The Chairmen of the committees have the same responsibilities for their meetings.

This practice is followed. In accordance with the provisions of the Corporate Governance Code, and in the bylaws of the company, the chairman of the board of directors is responsible for ensuring the effective fulfillment of the functions of the board of directors and leading its members. To do this, it must ensure that the directors receive, in advance, sufficient information to discuss the agenda items and direct the deliberations that take place at the board meetings. This is done with the support of the corporate secretariat. It also ensures the annual preparation and delivery to the board of directors of a schedule of meeting dates and their corresponding agenda and promotes the integral discussion of strategic matters.

The President must lead processes and establish structures that ensure the commitment, objectivity and competence of the members of the board, as well as the better functioning of the body as a whole and its evolution according to the needs of the Company. Therefore, he must ensure that they receive ongoing training to keep up to date and be able to properly perform their duties.

7. The Chairman of the Board of Directors ensures the proper internal functioning of the Board of Directors through the implementation of formal annual evaluation processes.

This practice is currently not followed as long as, due to the professional background and qualities of the members of the board of directors, they have the skills required for the proper functioning of the body. This appreciation is shared by the shareholders who, in accordance with the provisions of the General Law of Companies, annually evaluate the performance and control the management of the board of directors.

Aeropuertos Argentina 2000 S.A.

In turn, the statute of Aeropuertos Argentina 2000 S.A. provides for the functioning of a supervisory commission composed of three regular trustees and three alternate trustees. In accordance with the General Law of Companies, the powers and duties of the trustees include the control of the legality of the administration of the Company.

8. The President generates a positive and constructive workspace for all the members of the Board and ensures that they receive continuous training to keep up to date and be able to fulfill their duties correctly.

This practice is followed. The experience, the moral and professional suitability and the personal and professional background of the directors are determining parameters taken into account by the shareholders for their appointment. In turn, the Corporate Governance Code establishes that the Chairman of the board of directors must lead processes and establish structures that ensure the commitment, objectivity and competence of the board members, as well as the better functioning of the body as a whole and its evolution according to the needs of the Company.

The board of directors establishes an induction program for the new directors in order to provide them with a fast and sufficient knowledge about the Company, including the rules of corporate governance to create understanding, trust and credibility. The director training plan is executed taking into account the present and future needs considering the business objectives and the internal and external context.

For his part, the Chairman ensures that board meetings are an orderly environment, intended for dialogue and constructive criticism, where all members feel comfortable and sufficiently informed to express their opinions.

In turn, the management team (managers) has carried out training sessions with the Massachusetts Institute of Technology.

Instances of professional updating were carried out in which various members of the management team participated.

9. The Corporate Secretariat supports the Chairman of the Board in the effective administration of the Board of Directors and collaborates in communication between shareholders, Board of Directors and management.

This practice is followed. The company has the function of Secretary of the Presidency, which aims to control and provide assistance in the design and operation of its structure. In this way, it supports the President in the effective administration of the board of directors and collaborates in the communication between shareholders, directors and managers. The function of secretary of the presidency is carried out by a natural person, who has the necessary knowledge related to the business and industry in which the Company operates.

Aeropuertos Argentina 2000 S.A.

10. The Chairman of the Board ensures the participation of all its members in the development and approval of a succession plan for the company's general manager.

This practice is not followed, as long as in its work philosophy, the company does not believe in rigid plans, but rather in developing talent and supporting people to unfold their maximum potential, putting together a pipeline of potential candidates who, when the opportunity arises, are ready to take on new challenges.

The role of the Chairman of the Board and the General Manager do not fall on the same person.

Aeropuertos Argentina 2000 S.A.

C)	COMPOSITION, NOMINATION AND SUCCESSION OF THE BOARD

Principles

IX.	The Board of Directors must have adequate levels of independence and diversity that allow it to make decisions in the best interest of the company, avoiding group thinking and decision-making by individuals or dominant groups within the Board.

X.	The Board of Directors must ensure that the company has formal procedures for the proposal and nomination of candidates to fill positions in the Board of Directors in the framework of a succession plan.

11. The Board of Directors has at least two members who have the status of independent members in accordance with the current criteria established by the National Securities Commission.

This practice is followed. The Board of Directors of the Company is made up of seven directors, of which three are "independent" in the terms of the National Securities Commission. Since the ordinary capital of the Company is owned by 85% of the controlling shareholder and 15% of the national State, one of the directors is appointed by the national State shareholder and, consequently, are independent. Of the other six directors, the majority shareholder appointed two independent directors. The proportion of independent members is related to the capital structure of the issuer.

12. The company has a Nominating Committee that is composed of at least three (3) members and is chaired by an independent director. If the Nominating Committee is chaired by the Chairman of the Board, he will refrain from participating in the treatment of the designation of his own successor.

This practice is currently not being followed. The Company does not consider the creation of a nominations committee necessary as, according to the bylaws, the directors must be appointed by special share class meetings. In the case of a closed company, it is the shareholders of each class who designate their representatives on the administrative body and consider that the creation of a nominating committee is not necessary.

13. The Board of Directors, through the Nominating Committee, develops a succession plan for its members that guides the process of pre-selection of candidates to fill vacancies and takes into account the non-binding recommendations made by its members, the General Manager and the Shareholders.

This practice is not followed. See answer to previous point. For its part, as answered in question No. 10, in its work philosophy, the company does not believe in rigid plans, but rather in developing talent to support people to unfold their maximum potential, building a pipeline of potentials. Candidates who, when the opportunity comes, are ready to take on new challenges.

14. The Board of Directors implements an orientation program for its new elected members.

This practice is followed. As it emerges from the Corporate Governance Code, the board of directors establishes an induction program for new directors in order to provide them with a quick and sufficient knowledge about the Company, including the rules of corporate governance to create understanding, trust and credibility. The director training plan is executed taking into account the present and future needs considering the business objectives and the internal and external context.

Aeropuertos Argentina 2000 S.A.

D)	REMUNERATION

Principles

XI.	The Board of Directors must generate incentives through remuneration to align management - led by the general manager - and the Board of Directors with the company's long-term interests in such a way that all directors meet their obligations with respect to all their shareholders equitably.

15. The company has a Compensation Committee that is composed of at least three (3) members. The members are entirely independent or non-executive.

At the moment the Company does not consider the creation of remuneration, appointment and corporate governance committees necessary. The board of directors assumes responsibility for remuneration of its members, as a collegiate body, thus allowing the participation of all its members in all instances.

For management positions, the Company has a remuneration policy, including variable concepts subject to business results and the fulfillment of individual objectives. In turn, a salary structure by bands was designed in order to manage remuneration in a competitive manner according to the market and internally equitable. A Variable Remuneration Policy was also implemented, which rewards the achievement of results (WHAT) in line with our values (HOW).

16. The Board of Directors, through the Compensation Committee, establishes a remuneration policy for the general manager and members of the Board.

This practice is not currently applied, as reported in the previous point.

Additionally, the remuneration of the directors must be established within the framework approved by the shareholders. The specific determination of the amount to be paid to each director and the method of payment will be proposed by the board. In this regard, the board of directors will take into account the functions and responsibilities of each director, the positions they hold within that body and other objective circumstances that they consider pertinent.

As reported in the previous point, for management positions, the Company has a remuneration policy, including variable concepts subject to the result of the business and the fulfillment of individual objectives.

Aeropuertos Argentina 2000 S.A.

E)	ENVIRONMENT CONTROL

Principles

XII.	The Board of Directors must ensure the existence of a control environment, consisting of internal controls developed by management, internal audit, risk management, regulatory compliance and external audit, which establishes the necessary lines of defense to ensure integrity in the operations of the company and its financial reports.

XIII.	XIII The Board of Directors must ensure the existence of a comprehensive risk management system that allows management and the Board of Directors to efficiently direct the company towards its strategic objectives. XIII The Board of Directors must ensure the existence of a comprehensive risk management system that allows management and the Board of Directors to efficiently direct the company towards its strategic objectives.

XIV.	XIV The Board of Directors must ensure the existence of a person or department (depending on the size and complexity of the business, the nature of its operations and the risks it faces) responsible for the internal audit of the company. This audit, to evaluate and audit the internal controls, corporate governance processes and risk management of the company, must be independent and objective and have its reporting lines clearly established.

XV.	The Audit Committee of the Board of Directors will be composed of qualified and experienced members, and must fulfill its functions in a transparent and independent manner.

XVI.	The Board of Directors must establish appropriate procedures to ensure the independent and effective performance of the External Auditors.

17. The Board determines the company's risk appetite and also monitors and guarantees the existence of a comprehensive risk management system that identifies, evaluates, decides the course of action and monitors the risks faced by the company, including -among others- environmental, social risks and those inherent in the business in the short and long term.

This practice is followed. The Board approved the Corporate Risk Management Policy and the Corporate Risk Management Procedure. In the latter, the concepts of Risk Appetite and Tolerable Risk are defined. The Policy and Procedure are aligned with the conceptual framework for the purpose of the Committee of Sponsoring Organization of the Treadway Commission (C.O.S.O.).

This practice is applied in risk management, the board defines the levels of acceptable risk for the achievement of its objectives. In turn, it monitors and reviews the effectiveness of the internal audit, which evaluates whether the risk management, control and governance processes, designed and applied by the Company, are adequate and function correctly. On the other hand, the audit committee proposes the strategy and supervises the operation of Corporate risk management.

Frontline managers know the exposure levels of risk and ensure that the criteria established in the corporate risk management policy are complied.

Finally, the function of corporate risk management is to monitor and coordinate with the different areas of the company that the activities are carried out as planned by the higher bodies.

Aeropuertos Argentina 2000 S.A.

As stated above, the functions of each interested party in risk management are detailed below;

Board of Directors:

- Characterizes risk management in the Company, including the definition of the acceptable risk level;

- Authorizes the Corporate Risk Management Policy;

- Review and approve the budget to address critical risk mitigation plans.

Audit Committee:

- Proposes the Risk Management strategy;

- Establishes the acceptance criteria for the risks managed by the Company, according to the strategic objectives and the established risk appetite;

- Requires bimonthly risk management and monitoring reports generated by the Corporate Risk Management Area;

- Ensures that Risk Management has the necessary resources to carry out its activities.

General Manager:

- Knows the exposure levels and risks assumed based on the established risk appetite.

- Proposes to the board the risks that are desired to be managed within the Company, according to the strategic objectives;

- Ensures that the Corporate Risk Management Policy is applied to the current or future activities of the Company.

18. The Board monitors and reviews the effectiveness of the independent internal audit and guarantees the resources for the implementation of an annual risk-based audit plan and a direct report line to the Audit Committee.

This practice is followed. The Company has an Internal Audit Statute, approved by the board dated August 7, 2018. The Company adopts the definition provided by the Institute of Internal Auditors, which describes the Internal Audit as an independent and objective activity of assurance and consultation, designed to add value and improve the operations of an organization. It helps an organization to achieve its objectives by providing a systematic and disciplined approach to assess and improve the effectiveness of risk management, control and governance processes.

The Company is committed to maintaining high standards of internal control in its operations. That is why this area has been designed to carry out continuous evaluations, being the policy of the Company to establish and support this activity.

The mission of the internal audit is to evaluate whether the risk management, control and governance processes, designed and implemented by the Company, are adequate and work in such a way as to ensure that:

(i) Risks that affect strategic objectives are identified and managed correctly, including those that have an impact on the reputation of the Company.

Aeropuertos Argentina 2000 S.A.

(ii) The interaction between the different government groups works properly.

(iii) The integrity program is implemented.

(iv) The operational, financial and management information is accurate, reliable, complete and presented on time.

(v) Employee actions observe the applicable policies, standards, procedures, laws and regulations.

(vi) Resources are acquired economically, are used efficiently and are duly protected.

(vii) Regulatory and legislative aspects of relevance that affect the Company are recognized and adequately addressed.

In the same sense, it is a source of consultation, as long as it does not compromise its independence.

To ensure the independence of the function, the Internal Audit Manager (“GAI”) reports to the audit committee on what it does to fulfill the function of this body, and to the online vice president. Additionally, it has full access to the board. Neither the GAI nor its team can carry out operational activities or make operational decisions or authorize transactions that are not respective to their areas.

In turn, the area (through its responsible) will have:

(i) Unrestricted, free and total access to all activities of the Company, reports, records, locations or facilities, assets and employees.

(ii) Free and direct access to the audit committee and external auditors.

(iii) Ability to allocate resources, set frequencies, select auditable units and objects and apply the techniques necessary to achieve audit objectives. In this regard, internal audit staff could also be outsourced as defined by the GAI.

(iv) Obtain the necessary assistance from the Audit Committee, the Board of Directors and the management and employees of the Company, as well as specialized external and internal advice.

Aeropuertos Argentina 2000 S.A.

(v) Implement procedures to delegate the aforementioned powers to internal audit staff and ensure the execution of the responsibilities of the department.

(vi) Attend meetings of the steering committees as deemed necessary.

On the other hand, in the performance of its functions, the GAI has the responsibility to:

(i) Develop and implement a flexible annual risk-based audit plan including special tasks or projects requested by management and / or by the audit committee in the exercise of its specific functions.

(ii) Adapt its team to the professionalism, experience and probity that are required.

(iii) Send periodic reports to management and the audit committee regarding the matters that they fulfill in their duties.

(iv) Collaborate in the investigation and analysis of activities that are suspected of being fraudulent and in reporting the results to the vice president, and inform the audit committee regarding their scope of exercise.

(v) Advise management on issues related to internal controls, especially regarding the management of critical risks, critical changes in the system, critical observations regarding the presentation of information and structure.

(vi) Implement internal procedures that regulate their actions.

(vii) Verify compliance with the internal audit statute, submit consideration of the adjustments to the board and the audit committee for review and approval, and review it periodically.

(viii) Verify the proper implementation of the Company's Anti-Bribery and Anti-Corruption Policy.

Aeropuertos Argentina 2000 S.A.

19. The internal auditor or members of the internal audit department are independent and highly trained.

This practice is followed. The management body elected an audit committee in which the majority of its members are independent. The Chairman of the committee is one of the independent members.

The GAI responds functionally to the audit committee and hierarchically to the CEO, as indicated above. The GAI independence practices align with what is established in the International Framework for the Professional Practice of Internal Auditing.

The members of the internal audit management are well versed in systems, architecture, financial, business or accounting matters and have the necessary authority to perform their tasks effectively, objectively and independently, as established in the aforementioned framework.

These members have adequate knowledge in relation to:

- Risk assessment and controls and, in particular, the risk of fraud.

- Use of technological resources for data analysis (such as ACL).

- Design of projects, realization of plans, control in the execution of works, repairs and maintenance.

The GAI has access to all the records, documents, files and other information that is necessary to carry out its work and its members have direct communication with all the people of the different areas of the organization.

The GAI has an autonomous budget to obtain the necessary resources to do its homework and to cover the corresponding expenses, including the training of its members.

20. The Board of Directors has an Audit Committee that acts on the basis of a regulation. The committee is mostly composed and chaired by independent directors and does not include the general manager. The majority of its members have professional experience in financial and accounting areas.

The bylaws in its article X provide that the Company must have an audit committee, which is governed by said article and by the regulations of the audit committee that was approved by the ordinary and extraordinary general meeting of the Company held on July 18, 2016, by the Capital Market Law No. 26,831 and by the regulations of the National Securities Commission.

According to the provisions of these standards, the audit committee must be composed of three members of the board of directors, most of whom must be independent directors. The chair of the committee must fall to an independent director. The members are appointed by the director considering his or her knowledge on business, financial and accounting issues.

The general manager is not a member of the audit committee.

Aeropuertos Argentina 2000 S.A.

21. The Board of Directors, with the opinion of the Audit Committee, approves a policy for the selection and monitoring of external auditors in which the indicators to be considered when making the recommendation to the Shareholders' Meeting on the conservation or replacement of the external auditor are determined.

This practice is followed. The Audit Committee has the following functions in relation to the appointment of the external auditor of the Company:

(i) Consideration of the background of the audit firm and of the regular and alternate auditors appointed by the assembly, of the independence policy and quality standards of the audit firm and of the emphasis given to its application.

(ii) Issue an opinion regarding the board's proposals for the selection, appointment, re-election and replacement of the external auditor of the Company.

(iii) Review the affidavits and inscriptions established by the CNV of both the auditing firm and the regular and alternate auditors appointed by the shareholders meeting.

(iv) Review the contents of the contracting letter of the external audit.

In turn, the Audit Committee conducts an annual evaluation of the independence of the external auditors, stating their opinion in the minutes of the said committee.

Aeropuertos Argentina 2000 S.A.

F)	ETHICS, INTEGRITY AND COMPLIANCE

Principles

XVII.	The Board of Directors must design and establish appropriate structures and practices to promote a culture of ethics, integrity and compliance with regulations that prevent, detect and address serious corporate or personal failures.

XVIII.	The Board of Directors will ensure the establishment of formal mechanisms to prevent and otherwise deal with conflicts of interest that may arise in the administration and management of the company. It must have formal procedures that seek to ensure that transactions between related parties are carried out in the best interest of the company and the equitable treatment of all its shareholders.

22. The Board of Directors approves a Code of Ethics and Conduct that reflects ethical and integrity values and principles, as well as the company's culture. The Code of Ethics and Conduct is communicated and applicable to all directors, managers and employees of the company.

This practice is followed. The Company has a new Code of Conduct (the “Code”) that was approved by the Company's board of directors at its meeting on August 7, 2018 and modified by resolution of the board of directors of June 28, 2023. The Code was communicated to all employees of the Company.

This Code is known and must be complied with by the members of the board, trustees, members of the committees, employees and interns of the Company (the “Collaborators”). It is known and must be complied with by the members of the board of directors, trustees, committee members, employees and interns of the Company (the “Collaborators”). It also applies to any person or entity acting as an agent, business partner, including business partners, representative, intermediary, consultant or acting on behalf of or providing services for the Company ("Third Parties").

The management of the Company and the compliance management, with the assistance of the human resources department, must take the necessary measures so that all Collaborators are trained to comply with the provisions of the Code. Its purpose is to establish the guidelines that govern the ethical behavior of all Employees and Third Parties and ensure that they are observed to maintain a conduct with high professionalism and integrity, not only within the Company but also in relationships with other interested parties. All Partners of the company must sign the mission of commitment provided in the code of conduct.

In turn, the Company has implemented intensive trainings, mandatory and global plan, in various formats, which includes theoretical material and practical cases. The first stage (aimed at directors, managers and airport administrators) began during the month of November 2018 and continued during the period 2019 to 2022, in which the training presented both the Integrity Program and its work axes: Code of Conduct and related policies.

Aeropuertos Argentina 2000 S.A.

The training plan on Ethics and Integrity of the Company is based on various training formats, such as face-to-face classes, e-learnings, etc.

During 2023, the Company completed a training plan that consisted of:

-       Integrity Program – Update / Modality: in person / Focus: Management Committee, CEO and President.

-     Integrity Program for new Managers / Modality: Remote / Frequency: Quarterly

-     Ethical Leadership / Modality: in-person / Focus: Business Units.

Likewise, monitoring of compliance with eLearning in the Integrity Program for Managers and Non-executives continued, reaching a participation of more than 2,000 employees.

23. The Board of Directors establishes and periodically reviews, based on the risks, size and economic capacity, an Ethics and Integrity Program. The plan is visibly and unequivocally supported by management who designates an internal manager to periodically develop, coordinate, supervise and evaluate the program for its effectiveness. The program provides: (i) periodic trainings to directors, administrators and employees on ethics, integrity and compliance issues; (ii) internal channels for reporting irregularities, open to third parties and adequately disseminated; (iii) a policy of protection of whistleblowers against reprisals; and an internal investigation system that respects the rights of those investigated and imposes effective sanctions on violations of the Code of Ethics and Conduct; (iv) integrity policies in bidding procedures; (v) mechanisms for periodic risk analysis, monitoring and evaluation of the Program; and (vi) procedures that verify the integrity and trajectory of third parties or business partners (including due diligence for the verification of irregularities, illegal acts or the existence of vulnerabilities during the processes of corporate transformation and acquisitions), including suppliers, distributors, service providers, agents and intermediaries.

This practice applies. At the end of 2017, the Compliance area was created, which was restructured in 2021 in order to more clearly establish the scope of its responsibilities, as well as to promote the growth and solidity of compliance and development of the Company's Integrity Program. Company. Based on such restructuring, the Compliance Management reports directly to the CEO of the company and to the Corporate Compliance Management..

For its part, the Integrity Program focuses on the prevention and detection of corruption and fraud. In particular, it consists in implementing the necessary policies for the Company to carry out its activity in an adequate transparency framework. To this end, it works on the following axes:

(i) Promotion of ethics, transparency and integrity: carries out actions aimed at the formation and dissemination of ethical issues and internal control.

(ii) Code of Conduct: establishes the guidelines that govern the ethical behavior of all Employees and Third Parties.

(iii) Complaints channel: jointly with the person responsible for internal auditing, it manages and tracks complaints about possible violations of the Code of Conduct.

Aeropuertos Argentina 2000 S.A.

As regards, the Board of Directors of the Company approved at its meeting on August 7, 2018 the Complaints Channel Policy, which is applicable to the Company and to all Collaborators and Third Parties.

This policy states:

- the procedures applicable in the event that any individual is aware of the existence of facts contrary to the principles stipulated in the Code of Conduct of the Company;

- the treatment and monitoring that the Company will give to the complaints, and

- the protection of confidentiality and other guarantees of the complainant.

The aforementioned procedures are designed to ensure the fair treatment of the personnel involved and to protect their rights of defense against accusations.

The whistleblowing channel policy was modified by resolution of the board of directors dated June 28, 2023, incorporating the following provisions:

- The composition of the Complaints Committee is modified, establishing that it is integrated with the Compliance and Internal Audit areas.

- The presentation of the types of non-compliance is improved as well as the guarantees offered by the channel.

- A new procedure consisting of a Complaint Investigation Protocol is incorporated.

For its part, the board of directors approved the Conflict of Interest Prevention Policy at its meeting on August 27, 2018. This policy is intended to know and manage conflicts of interest. For this, it establishes a declarative regime for them, mandatory for all employees with hierarchical positions and for all those who perform their tasks in specific risk areas.

During 2020 this policy was updated incorporating as a possible risk the links with Public Officials in its definition and the updating of the forms that incorporate this figure. Additionally, changes related to the responsibilities of the areas in compliance with the standard were incorporated.

For its part, at the meeting of June 28, 2023, it was modified again in order to extend it to third parties that are related to the Company and to establish that in the case of collaborators who belong or may belong to the same area or with a direct or indirect level of reporting, any family relationship will be considered a family member, regardless of the degree of consanguinity. Also, the scope is adjusted and the recertification period is modified.

Aeropuertos Argentina 2000 S.A.

Regarding compliance with the submission of sworn statements, a compliance level of 93% based on the AA2000 personnel payroll covered, highlighting that during 2022 the biannual rectification was carried out through the enabled digital tool.

Additionally, the Company, through its Policy for the Prevention of the Misuse of Privileged Information regulates the use of non-public information obtained through relations with the Company or with its controlling, controlled or related companies, and with the operations with securities based on such information, in order to protect the interests of investors.

The Policy on Gifts and Hospitality and Donations, approved on September 21, 2018, aims to regulate the giving and receiving of gifts and hospitality, as well as making donations and charitable contributions, transparently in work activities, without obtaining undue advantages, to ensure the construction of integrity relationships.

During the year 2020 the policy was modified, updating the provisions of art. 5 inc. c) of Law No. 27,504 on Financing of Political Parties and incorporating Annexes.

Likewise, said policy was modified in terms of the reporting structure at the board meeting of December 6, 2022 and then at the board meeting on June 28, 2023.

In this last meeting:

- The express prohibition of offering gifts and entertainment to Public Officials was incorporated.

- New verification rules were incorporated prior to giving and/or receiving gifts and entertainment (e.g. that it be transparently documented).

- The reference value was increased, from which prior approval must be required (from US$ 100 it is increased to US$ 200).

- The authorization amount for donations when they are within POA was increased to u$ 10,000 (previously it referred to u$ 5,000).

During 2023, due diligence was performed on 107 donations and review of 28 gift and invitations declarations.

On the other hand, at the board meeting on June 28, 2023, the specific Anti-Bribery and Anti-Corruption Policy was approved. This policy seeks to avoid non-compliance with anti-corruption and anti-bribery laws, regulating related aspects (public officials, third parties, gifts, entertainment and donations, due diligence, etc.).

Aeropuertos Argentina 2000 S.A.

Finally, the Company has comprehensive risk management policies and has risk management procedures for different areas oriented to the conceptual framework of the Committee of Sponsoring Organizations of the Treadway Commission (C.O.S.O).

Aeropuertos Argentina 2000 S.A.

24. The Board of Directors ensures the existence of formal mechanisms to prevent and deal with conflicts of interest. In the case of transactions between related parties, the Board of Directors approves a policy that establishes the role of each corporate body and defines how those harmful transactions are identified, managed and disclosed to the company or only to certain investors.

This practice applies. The Code of Conduct of the Company establishes that all Employees must avoid situations that present or may present a conflict, between their personal interests and the interest of the Company. In order to circumvent this, the Company urges the open disclosure of this type of information.

For its part, as explained in the previous point, the Board of Directors, at its meeting on August 27, 2018 approved the Conflict of Interest Prevention Policy that aims to establish a mandatory declarative regime, and set the guidelines on the behavior that employees must assume when a conflict of interest is presented, classifies them as real and potential, and establishes the routes of action to follow in case of a conflict of interest. This policy was modified at the board meeting of June 28, 2023.

The Code of Conduct of the Company establishes that it protects and limits the disclosure of confidential records to those with a strict need for knowledge. Similarly, the disclosure of information that commits the Company to third parties and / or talk about it in public areas should be avoided. The Company, through its Policy of Prevention of the Misuse of Privileged Information regulates the use of non-public information obtained through relations with the Company or its controlling, controlled or related companies and with operations with securities values based on such information.

The regulation of the audit committee provides for the procedure to be followed in the case of transactions with related parties. In this sense, it consists of:

1) Prior to the conclusion of an agreement with a Related Party for a Relevant Amount, the Vice President of the Company have to inform the audit committee and forward the documentation requested for its review according to normal and usual market conditions between independent parties.

2) The audit committee may request the additional information it deems necessary and, where appropriate, hire experts to that effect.

3) The intervention of the audit committee has to be in these cases prior to treatment and board approval.

The main operations carried out by the Company with companies included in article 33 of Law No. 19,550 and / or with other related parties are set forth in the corresponding notes of the audited financial statements of the Company, whether it is accounting documentation for intermediate or annual periods.

Aeropuertos Argentina 2000 S.A.

On the other hand, the Company has issued negotiable obligations and signed syndicated loans (and their successive modifications) for which it has committed personally and its subsidiaries, directly or indirectly, not to carry out or allow the continuation of any activity, business, agreement or other operation with an affiliate or any director, officer or employee of the Company (or any of its relatives), any of its subsidiaries or any affiliate of any of them (either in a single operation or in a series of related operations), unless such activity , business, agreement or other operation be:

(i) in terms at least as favorable to the Company (or said subsidiary) that those that the Company (or said subsidiary) could obtain in comparable transactions in market conditions with persons not affiliated with the adequate financial and technical capacity to carry out the operation; stipulating that in respect of any operation (or series of related operations) that involves total payments or transfers of goods or services with a fair value greater than: (a) US $ 10,000,000 (or its equivalent in any other currency), the Company must deliver to the issuing agent proof that said operation was approved in advance by a majority of the members (including a majority of the non-independent members) of the Board of Directors of the Company and / or said subsidiary (as applicable), and (b ) US $ 50,000,000 (or its equivalent in any other currency), the Company must deliver to the issuing agent an opinion of an independent appraiser regarding the suitability of said operation for the Company or said subsidiary from a financial point of view ;

ii) for the payment of reasonable fees and other remunerations paid and any compensation provided to officers, directors, employees, consultants or representatives of the Company or any of its subsidiaries as determined in good faith by the Company or its relevant subsidiary;

(iii) for loans and advances by the Company or any of its subsidiaries to any of its directors, officers and employees for expenses of transfer, representation and relocation, in each case made in the ordinary course of business and for an amount not exceeding to US $ 1,000,000 (or its equivalent in any other currency) in total pending at any time;

(iv) a restricted payment allowed by the terms and conditions of the negotiable obligations;

Aeropuertos Argentina 2000 S.A.

(v) a permitted investment recorded in the terms and conditions of negotiable obligations;

(vi) between fully controlled subsidiaries of the Company;

(vii) an operation under the Technical Assistance Contract once it has been reestablished; or

(viii) a sale of new capital stock of the Company or any of its subsidiaries issued to a person other than the Company or any of its subsidiaries, any contribution (except for the Company or any of its subsidiaries) to the capital of the Company or any of its subsidiaries or (except for debt held by the Company or any of its subsidiaries) the conversion into or exchange of any debt for subordinated debt or share capital of the Company or any of its subsidiaries.

For the purposes of this rule, are affiliated the holders (direct or indirect) of representative capital stock of 10% or more of the share capital of a person.

Aeropuertos Argentina 2000 S.A.

G)	PARTICIPATION OF SHAREHOLDERS AND INTERESTED PARTIES

Principles

XIX.	The company must treat all Shareholders equitably. It must guarantee equal access to non-confidential and relevant information for the assembly decision of the company.

XX.	The company must promote the active participation and with adequate information of all the Shareholders, especially in the formation of the Board of Directors.

XXI.	The company must have a transparent Dividend Distribution Policy that is aligned with the strategy.

XXII.	The company must take into account the interests of its stakeholders.

1 http://www.cnv.gov.ar/SitioWeb/Empresa/Empresa/30696170580

2 https://www.aa2000.com.ar/Contacto

Aeropuertos Argentina 2000 S.A.

25. The company's website discloses financial and non-financial information, providing timely and equal access to all Investors. The website has a specialized area for the attention of inquiries by investors.

This practice is followed. The company discloses financial information through the website of the National Securities Commission 1. In turn, the Code of Conduct and the contact information for inquiries of investors and the general public are published on the Company's website 2. The Company has an Investor Relations Officer, who is, in turn, the Company's Market Relations Officer.

26. The Board of Directors must ensure that there is a procedure for identification and classification of its stakeholders and a communication channel for them.

This practice is followed. The Company has an institutional website of free access, in which the different groups of interested parties can enter and access information of various kinds related to the Company (including the financial information that is available through a link to the CNV). The site is: www.aa2000.com.ar

Additionally, the web page allows the contact of the interested parties with the Company, through forms designed for this purpose. Information transmitted by electronic means responds to the highest standards of confidentiality and integrity.

Finally, it is worth mentioning that the Company has a Sustainability Report that communicates the main economic, social and environmental impacts through this tool that is the most used by companies worldwide, and that is prepared following the guidelines of the G Global Report Initiative (GRI) standards, which is a recognized standard for transparency and accountability. The digital version of this report is on the same web page.

27. The Board of Directors sends to the Shareholders, prior to the holding of the Meeting, a “provisional information package” that allows the Shareholders - through a formal communication channel - to make non-binding comments and share dissenting opinions with the recommendations made by the Board of Directors, the latter having that, when sending the final package of information, expressly issue on the comments received that it deems necessary.

This practice is followed. The board of directors must ensure the informed participation of the shareholders in the general meetings and, consequently, adopt the measures it deems appropriate so that the general meeting can effectively exercise the powers conferred under the law and the bylaws.

In particular, the board of directors makes available to the shareholders, prior to the general meeting, all information required by law. Although the shareholders meeting does not have an operating regulation, it is a rule that all shareholders have at their disposal all the documentation to be treated by the assembly well in advance.

Being a closed company, which has five shareholders and all of them have representation on the board of directors, the shareholders have full knowledge of all the issues to be dealt with by the meeting. In turn, everyone has the opportunity to ask questions to the board of directors and include points to be discussed on the agenda of the assemblies. For the most part, the assemblies are held unanimously, that is, with the participation of all shareholders and they are fully informed of the issues to be discussed.

Aeropuertos Argentina 2000 S.A.

28. The bylaws of the company consider that the Shareholders can receive the information packages for the Shareholders Assembly through virtual media and participate in the Assemblies through the use of electronic means of communication that allow the simultaneous transmission of sound, images and words, ensuring the principle of equal treatment of participants.

This practice does not apply. The Company's bylaws do not provide for the participation of remote shareholders, notwithstanding which, as explained in the previous point, since there are only five shareholders, all have the possibility of attending the meetings and exercising the corresponding rights. The vast majority of assemblies are held unanimously.

29. The Dividend Distribution Policy is aligned with the strategy and clearly establishes the criteria, frequency and conditions under which dividend distribution will take place.

This practice does not apply. The Company does not have a written dividend distribution policy.

The negotiable obligations issued by the Company in February 2017 provide for restrictions on the payment of dividends as of 2017.

Pursuant to the provisions of the issuance conditions of negotiable obligations and the CNV regulations, in the event of realized and liquid gains, the result of the year may be allocated to the distribution of dividends within the limits established, or to the constitution of optional reserves.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Honduras 5663 – Autonomous City of Buenos Aires
Principal activity of the Company:	Exploitation, administration and operation of airports.

Individual Financial Statements

corresponding to the

Fiscal Year No. 26 beginning on January 1, 2023

Date of registration with the Public Registry of Commerce:

Of the By-laws: February 18, 1998

Of the last modification of the By-laws: January 03, 2023

Expiration date of the company: February 17, 2053

Controlling Company:

Corporate Name: Corporación América S.A.

Legal Address: Honduras 5673 – Autonomous City of Buenos Aires

Principal activity: Investments and financing

Participation of the Parent Company in common stock and total votes: 45,90%

Capital breakdown (Note 15)

Issued Common Shares of N/V $1 and 1 vote each:

	Subscribed	Paid-in
	$
79,105,489 Class "A" Shares	79,105,489	79,105,489
79,105,489 Class "B" Shares	79,105,489	79,105,489
61,526,492 Class "C" Shares	61,526,492	61,526,492
38,779,829 Class "D" Shares	38,779,829	38,779,829
	258,517,299	258,517,299

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Comprehensive Income

For the years ended at December 31, 2023 and 2022

		12.31.2023	12.31.2022
	Note	Millions of $
Continuous Operations
Sales income	3	436,800	348,951
Construction income		75,177	68,497
Cost of service	4.1	(262,267)	(220,724)
Construction costs		(75,083)	(68,391)
Income for gross profit for the year		174,627	128,333
Distribution and selling expenses	4.2	(25,048)	(16,029)
Administrative expenses	4.3	(17,596)	(13,913)
Other income and expenses, net	5.1	5,803	6,334
Operating profit for the year		137,786	104,725
Finance Income	5.2	58,329	15,954
Finance Costs	5.3	(197,217)	(4,028)
Result from exposure to changes in the purchasing power of the currency		(31,281)	7,568
Result of investments accounted for by the equity method		297	254
Income before income tax		(32,086)	124,473
Income tax	5.4	41,493	2,078
Income for the year for continuous operations		9,407	126,551
Net Income for the year		9,407	126,551
Other comprehensive income		-	-
Comprehensive Income for the year		9,407	126,551

Income per share basic and diluted attributable to shareholders of the Company during the year (shown in $ per share) from continuous operations	20	36.3883	489.5260

The accompanying notes are an integral part of these Individual Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separate Statements of Financial Position

At December 31, 2023 and 2022

		12.31.2023	12.31.2022
	Note	Millions of $
Continuous Operations
Sales income	3	436,800	348,951
Construction income		75,177	68,497
Cost of service	4.1	(262,267)	(220,724)
Construction costs		(75,083)	(68,391)
Income for gross profit for the year		174,627	128,333
Distribution and selling expenses	4.2	(25,048)	(16,029)
Administrative expenses	4.3	(17,596)	(13,913)
Other income and expenses, net	5.1	5,803	6,334
Operating profit for the year		137,786	104,725
Finance Income	5.2	58,329	15,954
Finance Costs	5.3	(197,217)	(4,028)
Result from exposure to changes in the purchasing power of the currency		(31,281)	7,568
Result of investments accounted for by the equity method		297	254
Income before income tax		(32,086)	124,473
Income tax	5.4	41,493	2,078
Income for the year for continuous operations		9,407	126,551
Net Income for the year		9,407	126,551
Other comprehensive income		-	-
Comprehensive Income for the year		9,407	126,551

Income per share basic and diluted attributable to shareholders of the Company during the year (shown in $ per share) from continuous operations	20	36.3883	489.5260

The accompanying notes are an integral part of these Individual Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separate Statements of Changes in Assets

At December 31, 2023 and 2022

	Attributable to majority shareholders
	Common Shares	Preferred Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Other Reserves	Retained Earnings	Total
	Millions of $
Balance at 01.01.23	259	-	137	63,100	10,699	301,186	1,576	57,418	434,375
Resolution of the Meeting of April 26, 2023 - Constitution of reserves (Note 16)	-	-	-	-	1,914	55,504	-	(57,418)	-
Compensation plan	-	-	-	-	-	-	224	-	224
Net Income for the year	-	-	-	-	-	-	-	9,407	9,407
Balance at 12.31.2023	259	-	137	63,100	12,613	356,690	1,800	9,407	444,006

Balance at 01.01.22	259	911	137	158,580	10,699	305,388	1,514	(69,133)	408,355
Resolutions of the Shareholder’s meeting of March 10,2022 – Redemption of Preferred Shares (Note 15)	-	(911)	-	(95,480)	-	(4,202)	-	-	(100,593)
Compensation plan	-	-	-	-	-	-	62	-	62
Net Income for the year	-	-	-	-	-	-	-	126,551	126,551
Balance at 12.31.2022	259	-	137	63,100	10,699	301,186	1,576	57,418	434,375

The accompanying notes are an integral part of these Individual Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separate Cash Flow Statements

At December 31, 2023 and 2022

		12.31.2023	12.31.2022
	Note	Millions of $
Cash Flows from operating activities
Net income for the year		9,407	126,551
Adjustment for:
Income tax		(41,493)	(2,078)
Amortization of intangible assets	7	46,510	45,613
Depreciation right of use	4	1,755	1,885
Bad debts provision	4	872	(4,010)
Specific allocation of accrued and unpaid income		6,905	4,847
Income of investments accounted for by the equity method	6	(297)	(254)
Compensation plan		224	62
Accrued and unpaid financial debts interest costs	8	27,766	32,165
Accrued deferred revenues and additional consideration	11	(6,190)	(6,073)
Accrued and unpaid Exchange differences		146,747	(7,516)
Litigations provision	11	505	443
Inflation Adjustment		8,850	(63,509)
Changes in operating assets and liabilities:
Changes in trade receivables		(36,033)	(23,142)
Changes in other receivables		(8,850)	(6,511)
Changes in commercial accounts payable and others		38,455	22,909
Changes in provisions and other charges		712	(14,797)
Changes in specific allocation of income to be paid to the Argentine National State		(5,470)	(5,091)
Increase of intangible assets		(75,177)	(68,497)
Income tax payment		-	(333)
Net cash Flow generated by operating activities		115,198	32,664
Cash Flow for investing activities
Acquisition of investments		(58,616)	(55,554)
Collection of investments		1,267	60,156
Net Cash Flow (applied to) / generated by investing activities		(57,349)	4,602
Cash Flow from financing activities
New Financial debts	8	5,726	155,842
Payment of leases		(1,392)	(1,569)
Financial debts paid- principal	8	(38,817)	(91,898)
Financial debts paid- interests	8	(25,323)	(33,873)
Debt payment to National Argentine Government	11	-	(94,907)
Dividend payment	11	-	(1,151)
Net Cash Flow applied to financing activities		(59,806)	(67,556)
Net decrease in cash and cash equivalents		(1,957)	(30,290)
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year		79,031	98,709
Net decrease in cash and cash equivalents		(1,957)	(30,290)
Inflation adjustment generated by cash and cash equivalents		(10,187)	20,651
Foreign Exchange differences by cash and cash equivalents		5,297	(10,038)
Cash and cash equivalents at the end of the year		72,184	79,032

The accompanying notes are an integral part of these Individual Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine NAS. “A” Group includes 33 airports that operate in Argentina (the “Concession”).

Currently, with the incorporation into Group A of the NSA of the airports of El Palomar (by Decree No. 1107/17) and Rio Hondo (by Resolution ORSNA No. 27/21 Decree), the Company has the concession rights for the operation, administration and operation of 35 airports.

The Concession was granted through the Concession Agreement entered into between the Argentine National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the Agreement of Adequacy of the Concession Contract signed between the Argentine National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports (ii) the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses (iii) the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company.

In September 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, the ORSNA approved the postponement to December 2022 of the following commitments:

(i)	programming of funds for works and rescue of preferred shares $ 406.5 million and
(ii)	regularization of the specific allocation of income owed for 2020.

To date, the Company has complied with these commitments.

The ORSNA deferred until June 2023 the adjustment necessary to balance the financial PFIE. On July 28, 2023, the ORSNA notified the issuance of Resolution RESFC-2023-56-APN-ORSNA#MTR by which it decided to approve the conditions and conclusions established in the Report prepared by the Economic and Financial Regulation Management referring to the Review of the PFIE of the Concession of Group “A” of the National Airport System corresponding to the period 2019-2023, which provides that its conclusion will be carried out at the time of verifying the recovery of the international passenger traffic at values similar to 2019.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

By virtue of this, the Company made a judicial presentation (Aeropuertos Argentina 2000 SA C/ ORSNA - RES 56/23 S/Proceso de Conocimiento) within the framework of the agreements entered into in File 56,695/2019.

Within the framework of what was resolved by Resolution RESFC-2023-56-APN-ORSNA#MTR, and within the review process corresponding to the period 2018-2022, the ORSNA issued resolutions RESFC-2023-65-APN-ORSNA#MTR and RESFC-2023-66-APN-ORSNA#MTR. The Company filed an appeal for reconsideration against said resolutions and requested the suspension of their effects.

On November 27, 2023, ORSNA and the Company signed a Minute by which they agreed: (i) to suspend the ongoing procedural deadlines until June 30, 2024, (ii) that the Company must contract at its own expense. a passenger traffic consulting study; (iii) postpone until May 30, 2024 the ordinary annual review of the PFIE of the Concession, corresponding to all periods until December 31, 2023.

To date, the Company has fulfilled the commitments assumed.

Furthermore, under the terms of the concession contract, the National State has the right to rescue the Concession as of February 13, 2018. In the event that the National State decides to rescue the Concession, it must pay the Company compensation.

1.1.	Consideration payable to the Argentine National Government

Under the terms of the Concession Agreement, the Company is required to, on a monthly basis; allocate an amount equal to 15% of the revenues derived from the Concession, as follows:

-	11.25% of total revenues to a trust for funding infrastructure works of the NAS. 30 % of such funds will be contributed directly to the ANSES. The Secretary of Transportation, with previous authorization from the ORSNA, will determine the works in any airport of the country whether at airports under the concession agreement or not. The Company could present the ORSNA proposed works projects which, together with ORSNA´s proposals will be presented to the Secretary of Transportation who will decide upon the use of the trust funds.

-	1.25% of total revenues to a trust fund to study, control and regulate the Concession, which is to be administered and managed by the ORSNA.

-	2.5% of total revenues to a trust for funding of infrastructure works for the “A” Group of the NAS.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.1.	Consideration payable to the Argentine National Government (Contd.)

The Company may settle trust payment obligations through the assignment of credits arising from the rendering of aeronautical and/or airport services under the concession prior intervention of the Secretary of Transport and authorization of the ORSNA.

1.2. Tariff schedule

The Concession Agreement establishes the maximum rates that the Company may charge to aircraft operators and passengers for aeronautical services that principally consist of passenger use fees for the use of the airports, which are charged to each passenger and vary depending on whether the passenger’s flight is an international, regional or domestic flight, and aircraft charges, which are charged for aircraft landing and aircraft parking and vary depending on whether the flight is international or domestic, among other factors.

Under the Concession Agreement, the ORSNA must annually review the financial PFIE in order to verify and preserve the equilibrium of the variables on which it was originally based. The main factors that determine economic equilibrium are the payments to the Argentine National Government, the fees charges to Airlines and passengers for aeronautical services, commercial revenues, investments the Company is required to make under the concession, The ORSNA determines the adjustment to be made to these factors to achieve economic equilibrium through the term of the concession. The only factor that has been adjusted in the past has been the fees the Company charges for aeronautical services and additional investment commitments.

As of 2012, the ORSNA has reviewed the PFIE four times through Resolution 115/12, dated November 7, 2012, Resolution 44/14 dated March 31, 2014, Resolution 167/15 dated November 20, 2015 and Resolution 100/2016 dated November 25, 2016; Resolution Nº 75/19 dated September 11, 2019 and Resolution Nº 92/19 dated October 21, 2019.

In November 2012, together with the increase of tariffs granted by the National Government a “New Trust for Works-Portfolio of Projects” was created as per article 7 E) of the Trust Agreement for the Strengthening aimed at financing Works of “Portfolio of Works 2012”. Through ORSNA Resolution No. 89/21 dated December 30, 2021, the ORSNA ordered the closure of the 'Trust Account of the Equity of Specific Affectation for Works of the Bank of Projects 2012'.

By virtue of this, it established that (i) the works in progress and those still pending execution that are detailed in the document called 'Bank of Works Projects of the year 2012' be faced with the funds from the Patrimony of Affectation called 'Trust Account of Specific Affected Assets to reinforce substantial investments of Group A', created by Resolution 45 of 03/31/14 and (ii) the funds deposited in the 'Trust Account of Specific Affected Assets for Works of the Bank of Projects 2012' as well as the funds owed to it by AA2000, will be transferred to the 'Specific Affected Patrimony Trust Account for the reinforcement of substantial investments of Group A created by Resolution 45/14.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.2. Tariff schedule (Contd.)

Following the increase of tariffs granted by the National Government in 2014, a new account was created “Trust Account for the Reinforcement of Investments of Group A”.

By resolution RESFC-2023-83-APN-ORSNA#MTR dated November 30, 2023, the ORSNA ordered the closure of said account and established that (i) the Company must guarantee the completion of the works in progress and those pending completion that are incorporated in the Financial Programming of the Affected Asset called “Trust Account of the Specific Affected Asset for the Reinforcement of Substantial Investments of Group A”; (ii) the funds deposited in the account, as well as the funds owed to it by the Company, will be transferred to the “Equity of Affection for the Financing of works in the airports that make up Group a of the SNA” and will be considered as an investment. additional direct investment to the sums in pesos that the Society should deposit in the FIDE 2014 account, adding to the expenditure planned as direct investment for the years 2024-2027.

In accordance with the provisions of the Technical Conditions for the Extension, the ORSNA resolved to readjust the Tariff Schedule duly approved by ORSNA Resolution No. 93/19 and issued Resolution RESFC-2021-04-APN-ORSNA#MTR, dated January 13, 2021, which established the increase of the TUAI; resolution RESFC-2021-83-APN-ORSNA#MTR, dated December 29, 2021, which provided for the readjustment of the TUA for tickets issued as of January 1, 2022 by resolution RESFC-2022-98 -APN-ORSNA#MTR, dated December 16, 2022, which ordered the readjustment of the TUA and by resolution RESFC-2023-84-APN-ORSNA#MTR, dated November 30, 2023, ordered the readjustment of the TUA.

By resolution RESFC-2023-81-APN-ORSNA#MTR dated November 16, 2023, the ORSNA modified the International Air Station Use Rate of the “MyD” Airport. Carlos Eduardo Krause” of the City of Puerto Iguazu, Province of Misiones, for direct international flights that originate at the Airport of the City of Puerto Iguazú with an international destination directly without connection with other national airports, setting it at the sum of USD 15 for tickets issued from the day following publication in the Official Gazette to be used from January 1, 2024.

As of the date of these financial statements, the revisions to the PFIE corresponding to the years 2018, 2019, 2020, 2021, 2022 and 2023 are pending of approval by the ORSNA.

1.3. Committed capital Investments

The Company executed the capital investments committed in the investment plan presented with the Memorandum of Agreement for the period corresponding to 2006-2028.

In order to strengthen the airport system, new investments were established, listed in Annex I of the Technical Conditions for the Extension, for the periods 2021, 2022-2023; 2024-2027 and 2028-2038.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.3. Committed capital investments (Contd.)

The ORSNA will be the one who will assign the execution priorities within each period according to the financial goals established in the PFIE.

Works performed in accordance with the investment plan are entered in an investment registry maintained by the ORSNA, which catalogues both the physical progress and economic investments made under the investment plan. The Company is required to provide all the necessary documentation and any other data or reports requested by the ORSNA with respect to the investment registry.

In order to guarantee the completion of the works, the Company has contracted a surety insurance.

In August 2011, the Asociación de Superficiarios de la Patagonia (ASSUPA) started a civil action against the Company in a federal court in the Autonomous City of Buenos Aires according to Environmental Law N° 25,675, requesting the remediation of liabilities that eventually caused environmental damage in airports concessioned.

To date, the Court has appointed as expert the University of La Plata to conduct the research related to the remedial Works requested. ASSUPA obtained a precautionary measure to guarantee the execution of works for $97.4 million. Such works do not constitute a contingency, in case of execution they should be considered as included in the contract investments plan.

1.4. Transfer of assets used to provide the services

At the end of the Concession, AA2000 shall transfer to the Government, free of charge, all assets in use until that date for the provision of services to ensure continuity of the rendering of services either by the Government or a future concessionaire under the same conditions, and with the same quality standards.

1.5. Guarantee for fulfillment of the Concession Contract

It was agreed that a guarantee might be offered, to the satisfaction of ORSNA consisting in the pledge of securities, property and/or real estate mortgages, as well as surety bonds.

In order to comply with this clause, the Company has set up a surety bond.

1.6. Insurances

Additionally, the Company shall enter into a civil liability insurance policy for a minimum amount of $300 million.

The company has contracted insurance for US$300 million.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.7. Limitations to the transfer of shares

The shares in AA2000 could not be pledged without prior authorization of the ORSNA.

Under the Concession Agreement, the Company is required to maintain, at all times, a technical expert. Under the Concession Agreement, any shareholder who has held at least 10.0% of the capital stock for a minimum of five years is considered a technical expert.

It is established that the Company cannot merge or spin off during the term of the Concession Agreement.

1.8. Withdrawal and Compensation of Claims

Through the approval of the Memorandum of Agreement, the definitive resolution of the mutual claims between the National State and Aeropuertos Argentina 2000 S.A. was agreed on January 4, 2021.

The Company withdrew from the claims, appeals and lawsuits filed or in progress against the National State. Likewise, the ORSNA withdrew the executive lawsuit initiated against the Company for the non-payment of the canon.

As a result of what was agreed and the commitments assumed in the “Technical Conditions of the Extension”, approved by Decree 1009/20, the company withdrew from the administrative and judicial actions against the National State, the ORSNA and their decentralized entities.

In relation to the judicial case where the economic-financial reviews approved by ORSNA Resolutions Nos. 75/19 and 92/19, ended with the judicial approval of the agreements reached approved by the aforementioned Decree. On December 30, 2021, in the same judicial file, ORSNA Resolution No. 60/21 dated September 23, 2021 was judicially approved, by which the Regulatory Body approved the content of the minutes signed with AA2000 in the dates August 03, 2021 and September 02, 2021.

The ORSNA issued RESFC-2022-95-APN-ORSNA#MTR dated November 28, 2022, by which it approved the Instruction Agreement for the payment of fines. On December 12, 2022, the Company proceeded to pay the first installment of the Agreement, the agreement was regularly fulfilled in a timely manner, and the last installment of the Agreement was paid on November 9, 2023.

NOTE 2 – ACCOUNTING POLICIES

These Separate Condensed Financial Statements of the Company are presented in millions of Argentine pesos, except for share data or when otherwise indicated. All amounts are rounded to millions of Argentine pesos unless otherwise indicated. As such, non-significant rounding differences may occur. A dash (“-”) indicates that no data was reported for a specific line item in the relevant financial year or period or when the relevant information figure, after rounding, amounts to zero. The Company’s Board of Directors approved them for issuance on March 8, 2024.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

The NSC through article 1 of Chapter III of Title IV of the NSC Standards (N.T. 2013 and mod.), has established the application of Technical Resolution No. 26 (and its modifications) of the FACPCE, that adopt the IFRS, issued by the IASB, for entities included in the public offering regime, either for their capital or for their negotiable obligations, or that have requested authorization to be included in the aforementioned regime.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

1) Comparative Information

The information included in these financial statements was extracted from the Separate Condensed Financial Statements of AA2000 as of December 31, 2022 and the Consolidated Financial Statements at December 31, 2023, timely approved by the Company’s Board and Shareholders and restated at the closing currency at December 31, 2023, based on the application of IASB 29 (see Note 2.22). The Statement of Cash Flows for the year ended December 31,2022, included cash payments for the redemption of preferred shares (see note 17), which were classified as operating activities instead of financing activities. Therefore, the comparative Statement of Cash Flows for the period ended December 31, 2022 was modified to reflect this change, increasing operating activities and decreasing financing activities by $94,907 million within the debt payment line to the National state. Based on the materiality analysis of quantitative and qualitative factors, it was concluded that this situation does not have a significant effect, individually or collectively, on the financial statements of the previous period.

2) Controlled Companies

An investor controls an investee when he is exposed to, or has the right to, variable returns from his involvement in the investee and has the ability to influence those returns through his power over the investee. Controlled companies are consolidated from the date on which control is transferred and are excluded from the date on which such control ceases.

The accounting policies of subsidiaries have been modified, where necessary, to ensure the uniformity with the Company policies.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

2) Controlled Companies (Contd.)

At December 31, 2023, AA2000 has participation in the following controlled companies (hereafter the Group):

Controlled (1)	Number of common shares	Participation in capital and possible votes	Net Shareholders ‘equity at closing	Income for the year	Book entry value at 12.31.23
			Millions of $
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	1,716	575	1,705
Cargo & Logistics SA.	1,614,687	98.63%	1	(4)	1
Paoletti América S.A.	6,000	50.00%	-	-	-
Texelrío S.A.	84,000	70.00%	(140)	(274)	(98)
Villalonga Furlong S.A (3)	56,852	1.46%	3	-	-

(1)	Companies based in Argentina.
(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding financial statements.
(3)	The Company directly and indirectly owns 98.53% of the capital stock and votes of this entity.

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency which are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the PFIE in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport on the basis of expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Intangible Assets

The Company has recognized an intangible asset that represents the right (license) to charge users for the service of airport concession. Such intangible asset is registered at the cost restated at the closing currency minus the accumulated amortization which is amortized in a straight line during the term of the concession.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

4) Intangible Assets (Contd.)

The Concession Agreement is accounted for in accordance with IFRS based on the principles outlined in IFRIC 12 “Service Concession Arrangements.” Under IFRIC 12, our Concession Agreement is a “build-operate- transfer” arrangement, under which we develop infrastructure to provide public services and, for a specific period, operate and maintain such infrastructure. Infrastructure is not recognized as property, plant or equipment (PP&E), because we have the right to charge fees for services provided to users during the period of the Concession Agreement.

The assets subject to amortization are reviewed for depreciation when the events or changes in the circumstances indicate that the book value cannot be recovered. The loss for depreciation is recognized for the amount by which the accounting value of the asset exceeds its recovery value. For the purpose of depreciation testing, the assets are grouped at the lowest level for which there are identified cash flows.

5) Rights of Use

The Company has recognized an asset for the right of use born from the leases of offices and deposits. Said asset is recorded at the present value of the payments defined in the lease contract restated in the closing currency minus accumulated amortization, which amortizes in a straight line during that of the lease.

6) Sales receivables and other receivables

Trade accounts receivable and other credits are initially recognized at their fair value and subsequently at their amortized cost using the effective interest method less the provision for expected losses, if applicable.

7) Investments

The investments consist mainly of investments in public debt instruments and term deposits, with original maturity greater than three months from the date of acquisition.

Fixed-term deposits, negotiable obligations, and mutual investments are valued at cost plus accrued interest. In the case of mutual funds, they are valued at the closing price.

All purchases and sales of investments are recognized on the settlement date, which does not differ significantly from that of contracting, date on which the Company undertakes to buy or sell the investment.

The results from financial investments, both by quote difference and by exchange difference, are recognized in the “Financial income” in the Statement of Comprehensive Income.

The fair value of listed investments is based on current offer prices. If the market for a financial investment is not active or the securities have no quotation, the Company estimates the fair value according to standard valuation techniques.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

8) Cash and cash equivalents

Cash flows cash and cash equivalents include cash in hand, time deposits in financial entities, other short-term highly liquid investments with an original maturity of three months or less and bank overdrafts. In the statements of financial position, bank overdrafts, if any, are shown within borrowings in current liabilities.

9) Capital Stock

Ordinary, non-endorsable shares of $1 par value represent the capital stock. The share premium includes the difference in the price charged over the nominal value of the shares issued by the Company. The adjustment that arises from the restatement to the closing currency is exposed as "Adjustment of capital".

10) Provisions and other charges

Provisions are recognized in the financial statements when:

-	The Company has a present obligation (legal or constructive) as a result of past events,
-	It is probable that an outflow of resources is required to settle such obligation and
-	The amount can be reliably estimated

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation considering the best available information at the time of the preparation of the consolidated financial statements and are reassessed at each closing date. The discount rate used to determine present value reflects current market assessment, at statements financial position date, of the time value of money, and the risks specific to the obligation.

11) Financial debt

Borrowings and other financial liabilities are initially recognized at fair value, net of direct transaction costs incurred. Subsequently, borrowings are carried at amortized cost using the effective interest method. Borrowings are classified under current liabilities if payment is expected within a year.

12) Leases

Assets acquired through leasing are recorded as assets either under "Intangible assets" or under "right of use", depending on the nature of the leased object, and are initially valued at the present value of future minimum payments or at their fair value if It is lower, reflecting in the liability the corresponding debt with the lessor. The financial cost is accrued based on the effective rate and is included within “Financial costs”.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

12) Leases (Contd.)

In the case of short-term leases or low-value leases, the Company has chosen not to recognize an asset, but rather recognizes the expense on a straight-line basis during the term of the lease for the fixed income part. Variable or contingent income is recognized as an expense in the period in which payment is probable, as are increases in fixed income indexed by a price index.

The lease liabilities maintained with financial institutions, given the nature of the creditor, are disclosed within the “Financial debt” category; instead, those contracts of leases held with creditors with a purely commercial activity are disclosed as “Lease liability”.

13) Current and deferred income tax – Tax revaluation – Adjustment for tax inflation

Income tax expense for the year comprises current and deferred income tax and is recognized in the Statement of Comprehensive Income.

Deferred income tax is recognized using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts.

Deferred assets and liabilities are measured at the tax rate expected to apply in the period in which the asset is realized or the liability settled, based on the tax laws enacted or substantially enacted at the end of the year. Under IFRS, the deferred tax assets (liabilities) are classified as non-current assets (liabilities). Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available, against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences derived from the investments in subsidiaries and associates, except for deferred income tax liability where the Company controls the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in a near future.

For determining the net taxable income at the end of the years ended at December 31, 2023 and 2022, the inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law, for $92,387 million and $69,031 million, respectively. As of December 31, 2023 and 2022, the variation of the General Level CPI exceeded 100% in the 36-month period ending fiscal years 2023 and 2022.

14) Trade and other accounts payable

Trade and other accounts payable represent payment obligations for goods and services purchased from suppliers in the normal course of business. They are presented within current liabilities if payment is due within a period of less than or equal to one year. They are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest rate method.

Unpaid salaries, vacations and bonuses, with their respective social charges, as well as severance bonuses and restructuring compensation are recognized at their fair value.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

15) Dividend distribution

The distribution of dividends to the Company's shareholders is recognized as a liability in the financial statements in the year in which the dividends are approved by the Company's shareholders.

16) Revenues

The Company generates revenues from the following activities:

a) Aeronautical services provided to users and aeronautical operators in the airports. Main aeronautical services include passenger use fees, aircraft landing fees and aircraft parking fees;

b) Non- Aeronautical revenues mainly obtained from commercial activities within the airports. Main non-aeronautical revenues include warehouse usage, use of space, car parking, etc.

Revenues for use of space by retail stores can be either contracted as a fixed or variable amount.

Revenue for contracts with clients is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the sale of services, stated net of discounts and value added taxes. The Group recognizes revenues in the period the services are rendered, when the amounts can be reliably measured, when it is likely that future economic benefits will flow to the entity and when the specific criteria for each of the activities has been met, as previously mentioned.

The Company performs construction activities as part of the obligations derived from the investment plan established in the Concession Agreement mentioned in Note 1. In accordance with IFRIC 12 paragraph 14, the company recognizes construction revenues and costs during the construction period. Revenue from construction services equals the costs of construction or improvement plus a reasonable margin.

17) Expenses disclosure

The Company presents the consolidated statement of comprehensive income classifying expenses according to their function as part of the lines “Cost of sales”, “Distribution and marketing expenses” and “Administrative expenses”. The accounts that accumulate monetary operations that occurred throughout each fiscal year were computed at their nominal value re-expressed in the closing currency.

Charges for consumption of non-monetary assets (depreciation, amortization, residual value of disposals of fixed assets and intangible assets, etc.) were deter mined based on the amounts of such assets, re-expressed in accordance with what is mentioned in the Note 3.24.

The cost of services is mainly composed of salaries and social security contributions, cost of construction and maintenance service, airport concession rights, amortization of intangible assets related to the concessioned asset, service charges, fuel costs, royalties, and rights of use, airport operation costs and other various expenses.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

17) Expenses disclosure (Contd.)

Marketing expenses, distribution expenses and administrative expenses related to the continuity of operations consist mainly of taxes, salaries and social contributions, amortization and depreciation, utilities, office expenses, restoration and replacement provisions, maintenance costs, expenses advertising, insurance costs, aircraft charters, service costs, bad debt expenses and other miscellaneous items

18) Other income and expenses

It mainly includes the revenues from the Strengthening Trust that arise as consideration for having the concession of the "A" Group of airports of the National Airport System for which the Company assigns to the Government 15% of the total revenues of the concession. 2.5% of said income is used to finance the investment commitments of AA2000 corresponding to the investment plan under the concession contract through a trust in which AA2000 is the trustor;

BAN, the trustee; and the beneficiaries are AA2000 and builders of the works of the airports. The funds in the trust are used to pay the creditors of certain infrastructure works in the airports of Group A. According to IAS 20, the benefit received by the Company qualifies as an income subsidy, which is recognized on a monthly basis at a. reasonable value since there is certainty that this benefit will be received.

19) Financial income and costs

The financial results are presented in real terms separately as generated by assets (income) and liabilities (costs), and mainly include exchange differences, difference in the price of securities or mutual funds and interests.

20) Changes in accounting policies and disclosures

There are no changes in the Group's accounting policies as of the changes in accounting standards and interpretations issued by the IASB that are effective as of January 1, 2023.

21) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Group accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Consolidated Financial Statements for the year ended December 31, 2023 and are mentioned in Note 24.

22) Compensation Plan

During fiscal years 2023 and 2022, Corporación América Airports (hereinafter CAAP) decided to grant a compensation plan to the management level of AA2000. It corresponds to a payment plan based on CAAP shares, which will be responsible for them. In this sense, the cost of the aforementioned plan has been recorded in "Salaries and social charges", both in "Costs of sales" and "Distribution and marketing expenses", depending on the nature of the employee. Likewise, the value of the shares to be issued by our parent company was recorded as a counterpart, in "Other reserves" within the Company's equity.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

23) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of the financial statements.

Financial information in hyperinflationary economies

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Individual financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the NIC 29, these Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 12/04/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 12/28/2018), the CNV established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

23) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Financial information in hyperinflationary economies (Contd.)

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index.

All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the National Institute of Statistics and Censuses (INDEC). As of December 31, 2023, the price index amounted to 3,533.1922, with a year-on-year inflation of 211%.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, if such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index.

The loss or gain on the net monetary position will be included in the net comprehensive income for the year being reported, disclosing this information in a separate item.

The following is a summary of the methodology used for the preparation of these Consolidated Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

23) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of December 31, 2021. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of "Result from exposure to changes in the purchasing power of the currency" (RECPAM) in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of December 31, 2023, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Statements of Comprehensive Income have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (such as: depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of December 31, 2023, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account;

-	The other result reserves were not restated in the initial application.

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

23) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Transactions and balances (Contd.)

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to BAN, and at the foreign currency exchange rate applicable at the transaction date.

24) New and amended standards

The Company has adopted the following standards and interpretations that become applicable for annual period commencing on or after January 1, 2023:

- Narrow scope amendments to IAS 1, Practice statement 2 and IAS 8.

- Deferred tax related to assets and liabilities arising from a single transaction - Amendment to IAS 12.

- International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12

During the year ended December 31, 2022, the Company has applied the following standards and amendments for the first time for their annual reporting period commencing on January 1, 2022:

- Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

- Annual Improvements to IFRS Standards 2018-2020 – Amendments to IFRS 1, IFRS 9, IFRS 16 and IAS 41

- Reference to the Conceptual Framework – Amendments to IFRS 3.

- Onerous Contracts – Cost of Fulfilling a Contract – Amendments to IAS 37.

The amendments listed above did not have any material impact on our Consolidated Financial Statements.

The following accounting standards and interpretations have been published but the application are not mandatory for December 31, 2023 reporting periods and have not been early adopted by the Company:

- Non-current liabilities with covenants – Amendments to IAS 1.

- Classification of Liabilities as Current or Non-current – Amendments to IAS 1

- Lease liability in sale and leaseback – amendments to IFRS 16.

- Sale or contribution of assets between an investor and its associate or joint venture – Amendments to IFRS 10 and IAS 28.

- Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7.

- Lack of exchangeability – Amendments to IAS 21.

The Company is currently assessing the impact these standards, amendments or interpretations will have in the current or future reporting periods and on foreseeable future transactions.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 3 - SALES INCOME

	12.31.2023	12.31.2022

	Millions of $
Air station use rate	210,406	160,527
Landing fee	18,707	14,094
Parking fee	7,214	5,570
Total aeronautical income	236,327	180,191
Total non-aeronautical income	200,473	168,760
Total	436,800	348,951

As of December 31, 2023 and 2022, "over the time" income from contracts with customers for the years was $350,872 million and $286,058 million, respectively.

NOTE 4 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

4.1. Sales Cost

	12.31.2023	12.31.2022

	Millions of $
Specific allocation of income	64,575	51,707
Airport services and maintenance	54,163	43,868
Amortization of intangible assets	46,154	45,293
Salaries and social charges	75,772	61,108
Fee	1,941	426
Utilities and fees	8,351	8,590
Taxes	1,581	1,744
Office expenses	7,475	5,528
Insurance	500	575
Depreciation rights of use	1,755	1,885
Total	262,267	220,724

4.2. Distribution and marketing expenses

	12.31.2023	12.31.2022

	Millions of $
Amortization of intangible assets	6	9
Salaries and social charges	574	556
Utilities and rates	1	1
Taxes	22,923	18,913
Office expenses	35	37
Advertising	637	523
Provision for bad debts	872	(4,010)
Total	25,048	16,029

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 4 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES (Contd.)

4.3. Administrative expenses

	12.31.2023	12.31.2022

	Millions of $
Airport services and maintenance	501	222
Amortization of intangible assets	350	311
Salaries and social charges	8,974	7,017
Fee	1,644	1,706
Utilities and fees	31	44
Taxes	2,834	3,147
Office expenses	2,735	1,257
Insurance	257	80
Fees to the Board of Directors and the Supervisory Committee	270	129
Total	17,596	13,913

NOTE 5 - OTHER ITEMS OF THE COMPREHENSIVE INCOME STATEMENT

5.1 Other net incomes and expenses

	12.31.2023	12.31.2022

	Millions of $
Trust for Strengthening	10,763	8,618
Other	(4,960)	(2,284)
Total	5,803	6,334

5.2. Finance Income

	12.31.2023	12.31.2022

	Millions of $
Interest	29,980	21,220
Foreign Exchange differences	28,349	(5,266)
Total	58,329	15,954

5.3 Finance Expenses

	12.31.2023	12.31.2022

	Millions of $
Interest	(31,145)	(59,392)
Foreign Exchange differences	(166,072)	55,364
Total	(197,217)	(4,028)

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 5 - OTHER ITEMS OF THE COMPREHENSIVE INCOME STATEMENT (Contd.)

5.4 Income Tax

	12.31.2023	12.31.2022

	Millions of $
Deferred	41,493	2,078
Total	41,493	2,078

NOTE 6 - INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

	12.31.2023	12.31.2022

	Millions of $
Initial Balance	1,311	1,057
Income from investments accounted for by the equity method	297	254
Balance at December 31	1,608	1,311

NOTE 7 - INTANGIBLE ASSETS

		12.31.2023	12.31.2022

	Note	Millions of $
Original values:
Initial balance		1,357,428	1,288,931
Acquisitions of the year		75,177	68,497
Balance at December 31		1,432,605	1,357,428

Accumulated Amortization:
Initial balance		(510,091)	(464,478)
Amortization of the year	4	(46,510)	(45,613)
Balance at December 31		(556,601)	(510,091)
Net balance at December 31		876,004	847,337

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS

8.1 Changes in financial debt:

	12.31.2023	12.31.2022

	Millions of $
Initial balance	396,601	388,187
New financial debts	5,726	155,842
Financial debts paid	(64,140)	(125,771)
Accrued interest	27,766	32,165
Foreign Exchange differences	149,234	(52,855)
Inflation adjustment	7,184	(967)
Total Net Balance at December 31	522,371	396,601

8.2 Breakdown of financial debt

	12.31.2023	12.31.2022

	Millions of $
Non-current Financial Debts
Bank borrowings	8,085	12,933
Negotiable Obligations	494,678	349,689
Cost of issuance of NO	(961)	(3,679)
	501,802	358,943
Current Financial Debts
Bank borrowings	8,214	11,559
Negotiable Obligations	12,555	26,843
Bank overdrafts	50	-
Cost of issuance of NO	(250)	(744)
	20,569	37,658
	522,371	396,601

The carrying amounts and fair value of financial debt are as follows:

	Carrying amount	Fair Value (1)	Carrying Amount	Fair Value (1)

	12.31.2023		12.31.2022

	Millions of $
Bank borrowings	16,299	16,299	24,492	24,492
Negotiable Obligations	506,022	489,909	372,109	362,544
Bank overdrafts	50	50	-	-
Total	522,371	506,258	396,601	387,036

(*) Valuation at quotation prices (not adjusted) in active markets for identical assets or liabilities Fair Value level 2 under IFRS 13 hierarchy. There are no financial instruments measured at fair value.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.2 Breakdown of financial debt (Contd.)

There are no financial instruments measured at fair value.

8.3 Negotiable Obligations

Class	Start		Maturity	Interest		Currency	Initial Capital	Capital in US$ at 12.31.2023	Capital in US$ at 12.31.2022
Guaranteed with Maturity in 2027 (1) (2)	02.2017		02.2027	6.875%		US$	400.0	16.3	21.3
Class I Series 2020(1) (2) (3)	04.2020		02.2027	6.875	%(5)	US$	306.0	58.7	76.7
Class I Series 2021 - Additional (1) (2) (3)	10.2021		08.2031	8.500%		US$	272.9	272.9	272.9
Class IV (2) (3)	11.2021		11.2028	9.500%		US$	62.0	62.0	62.0
Class III (3)	09.2021		09.2023	4.000%		US$ (6)	30.5	-	30.5
Class V (3)	02.2022		02.2032	5.500%		US$ (6)	138.0	138.0	138.0
Class VI (3)	02.2022		02.2025	2.000%		US$ (6)	36.0	36.0	36.0
Class VII (3)	07.2022		07.2025	0.000%		US$ (6)	20.0	-	20.0
Class IX (3)	08.2022	(4)	08.2026	0.000%		US$ (6)	32.7	32.7	30.0
Class X (3)	07.2023		07.2025	0.000%		US$ (6)	25.1	25.1	-

(1) These NOs are guaranteed in the first degree with the international and regional airport use rates and the rights to compensation of the concession, and in the second degree, with the income assigned from the cargo terminal.

(2) These NOs were issued under United States legislation, from the state of New York.

(3) Issued under the Global Program for the issuance of Negotiable Obligations approved by the NSC on 04.12.2020.

(4) On 07/2023, an additional amount was issued for US$2.7 million, with the same conditions as the original issue

(5) During the PIK Period (until 05.01.2021), the interest rate was 9.375% per year, period in which the amount of interest was capitalized quarterly. After said period, the interest rate of the NOs is applied.

(6) The reference NOs are denominated in United States Dollars but payable in Argentine Pesos at the BCRA Communication Reference "A" 3500 exchange rate.

Global Program for the issuance of Negotiable Obligations

On February 27, 2020, the ordinary general meeting of shareholders of the Company approved the creation of a Global Program for the issuance of Negotiable Obligations of Aeropuertos Argentina 2000 S.A. The Prospectus project was approved in its terms and conditions by board of directors dated February 27, 2020. On April 17, 2020, the Company obtained authorization from the CNV for the Global Program for the Issuance of Negotiable Obligations. In turn, on June 15, 2021, the Company's ordinary general meeting of shareholders approved the expansion of the amount of the aforementioned program from the sum of US $ 500,000,000 to the sum of US $ 1,500,000,000 (or its equivalent in other currencies and / or units of value), whose final prospectus was approved in its terms and conditions by resolution of the sub delegate dated July 14, 2021. On July 11, 2021, the Company obtained authorization from the CNV for the expansion of the amount of the Global Program for the Issuance of Negotiable Obligations. The duration of the program is five years from the original approval date of the CNV, that is, from April 17, 2020.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations (Contd.)

Negotiable Obligations maturing in 2027

On February 6, 2017, the Company issued negotiable obligations for US$400 million with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These NO are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights.

In May 2020 and October 2021, AA2000 concluded two exchange offers on the guaranteed NO Due 2027 (see below). The holders who did not enter the exchange continue with the original terms and conditions.

Class I Negotiable Obligations Series 2020

On April 21, 2020, the Company announced an exchange offer and consent request to the holders of the 2027 Guaranteed NO. On May 19, 2020, the exchange offer for 86.73% of the total original principal amount ended. Consequently, on May 20, 2020, US$306 million in new NO were issued with maturity on February 1, 2027, whose interest rate was 9.375% per year during the PIK Period, period in which the amount of interest is compounded quarterly. The capital and interest amortization installment of these NO, due on May 1, 2021, was paid in cash. Beginning May 1, 2021, the PIK Period having ended, the Notes bear interest at a rate of 6.875% per annum until maturity, payable quarterly.

Class II Negotiable Obligations

On August 20, 2020, within the framework of the Global Program of Issuances of NO, AA2000 issued US$40 million to be integrated and payable in pesos, maturing on August 20, 2022, at an interest rate of 0% and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment upon maturity.

During the second quarter of 2022, the Company acquired Class 2 NO in the secondary market for a nominal value of US$2 million.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations (Contd.)

Class II Negotiable Obligations (Contd.)

Upon maturity, the Class II NO were canceled through a cash payment of US$13 million, the delivery in exchange of Class IX NO for US$25 million and the cancellation of the securities acquired by the Company for a value of $2 Million.

Class III Negotiable Obligations

On September 8, 2021, within the framework of the Global Program for the Issuance of Negotiable Obligations, AA2000 issued Class III negotiable obligations denominated in US dollars to be paid in pesos, for an amount of US $30.5 million maturing on September 8 of 2023, at an interest rate of 4% nominal per year and with an issue price at par (100% of the nominal value). The amortization of the capital of the NO was established in a single installment at maturity, which will be payable at the Communication Reference "A" 3500 exchange rate of the BCRA.

In July 2023, the Class III NOs were canceled through a cash payment for US$2.8 million and the delivery in exchange of Class X ONs for US$27.7 million.

Class I Negotiable Obligations Series 2021

On October 27, 2021, the Company completed the exchange of the "Guaranteed Negotiable Obligations Maturing in 2027" and the "Class I Series 2020 Negotiable Obligations", for new 8.50% fixed rate NO maturing in 2031. Capital amortization was established in 20 installments payable between February 1, 2026 and August 1, 2031 on a quarterly basis, on the 1st days of February, May, August and November, with the exception of the payment dates corresponding to May 1, 2026, November 1, 2026 and August 1, 2028.

At the closing of the transaction, 66.83% of the total original principal amount of the Class I Series 2020 Negotiable Obligations and 24.61% of the total original principal amount of the Secured Negotiable Obligations Maturing in 2027 were tendered for the exchange. Consequently, on October 28, 2021, the Company issued a principal amount of US$209 million of Class I Series 2021 Negotiable Obligations. These Negotiable Obligations are guaranteed in the first degree with the international and regional air station use rates and the rights to indemnification of the concession, and secondly, with the transferred revenues from the cargo terminal.

Additional Class I Series 2021 Negotiable Obligations

On November 4, 2021, the Company issued additional Class I Series 2021 Negotiable Obligations for an amount of US$64 million, which are fully fungible with the Class I Series 2021 NO.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations (Contd.)

Class IV Negotiable Obligations

On November 4, 2021, the Company issued NO Class IV for an amount of US$62 million. They will amortize their capital in 15 quarterly and consecutive installments payable as of February 1, 2025, and a final payment of 33.4% at maturity, seven years from the date of issue. They will accrue interest at a nominal annual rate of 9.50% and will be guaranteed in the first degree, with the income transferred from the cargo terminal on a pari passu basis with certain existing loans, and in the second degree, with the international and regional air station usage fees and rights to compensation of the concession.

Class V Negotiable Obligations

On February 21, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$138 million to be integrated and payable in pesos with maturity on February 23, 2032, at an interest rate of 5.5% annual nominal value and with an issue price at par (100% of the nominal value). The amortization of the capital of the NO was established in 20 quarterly installments as of May 21, 2027, which will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

The Class V NO will be guaranteed in the first degree, with the income transferred from the cargo terminal pari passu with certain existing loans and the Class IV NO and in the second degree, with the international and regional air station use rates and the rights to compensation of the concession.

Class VI Negotiable Obligations

On February 21, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$36 million to be integrated and payable in pesos, maturing on February 21, 2025, at a nominal 2% interest rate annual and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment at maturity, which will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

Class VII Negotiable Obligations

On July 8, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$20 million to be integrated and payable in pesos, maturing on July 8, 2025, at an annual nominal 0% interest rate and with an issue price at par (100% of the nominal value). The amortization of the capital of the NO was established in a single installment at maturity, which will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

On December 7, 2023, 100% of the Class VII NOs were redeemed early.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations (Contd.)

Class IX Negotiable Obligations

On August 19, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$ 30 million maturing on August 19, 2026, at an annual nominal interest rate of 0% and with an issue price at par (100% of nominal value).

Class IX NO were paid in cash for US$ 4.6 million and in kind for US$ 25.4 million according to the exchange ratio of US$ 1 nominal value of Class II NO for US$ 1 nominal value of Negotiable Obligations Class 9. The amortization of the capital of the NO was established in 3 consecutive quarterly installments, the first payment being on February 19, 2026, the installments will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

Additional Class IX Negotiable Obligations

On July 5, 2023, within the framework of the Global NO Emissions Program, AA2000 issued an additional US$2.7 million of Class IX NO, with an issue price above par (119% of the nominal value).

Class X Negotiable Obligations

On July 5, 2023, within the framework of the NO Global Emissions Program, AA2000 issued US$ 25.1 million with an issue price above par (110.65% of the nominal value). The NOs were integrated 100% in kind according to the exchange ratio of US$ 1 nominal value of Class III NOs for US$ 0.9 nominal value of Class X NOs.

These NOs issued under United States legislation, from the state of New York, require compliance with financial and non-financial covenants, including financial ratios, restrictions on contracting additional debt and limitations on the payment of dividends. As of December 31, 2023, the Company is in compliance with all financial covenants.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.4 Bank debt

Institution	Start	Maturity.		N.A.R.	Currency	Initial Capital(2)	Capital at 12.31.2023 (2)	Capital at 12.31.2022 (2)
Province of Buenos Aires (1)	04.2019	07.2024		7%	US$	3.1	0.3	1.1
Syndicated Loan - Off Shore	11.2019	02.2023		SOFR + 5.500% (4)	US$	35.0	-	2.3
On Shore Renegotiation	11.2021	11.2024		8.500%	US$	18.0	8.9	17.8
City Bank	11.2021	11.2023		6.000%	US$	5.0	-	3.5
ICBC - Dubai Branch	07.2022	10.2025		SOFR+ 7.875%(4)	US$	10.0	10.0	10.0
Offshore Renegotiation	08.2022	11.2024	(3)	BADCOR + 15.50%	$	820,8	-	820,8
Onshore Renegotiation	08.2022	11.2024	(3)	BADCOR + 10.00%	$	3,985.7	-	3,985.7
Citibank - Overdraft	03.2023	03.2024		76.000%	$	771.7	771.7 (5)	-
Import Financing	09.2023	01.2024		15.500%	US$	0.5	0.5	-
Import Financing	09.2023	12.2024		15.500%	US$	0.1	0.1	-

(1) The loan was granted in four tranches, all of them with the same conditions.

(2) Balances in the currency of origin of the financial instrument. In the case of Argentine pesos, the value is expressed in the homogeneous closing currency.

(3) Pre-paid during March 2023; the bank overdraft was used to cancel them.

(4) Plus applicable tax withholdings.

(5) As of the date of these individual financial statements, is not utilized at a 100%.

Syndicated loans

On August 9, 2019, the Company has signed two loan agreements: (a) the onshore loan agreement for US$85 million and (b) the offshore loan agreement for US$35 million. The lenders were Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A.

The term of the loan contracts will be thirty-nine months, as from the disbursement date.

The capital under the loan agreements will be repaid in eight equal and consecutive quarterly installments, the first capital payment made one year after the disbursement date, and will accrue interest: (i) with respect to the Onshore Loan Agreement, at a fixed rate of nominal annual 9.75%; (ii) with respect to the Offshore Loan Agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an applicable margin of 5.500% annual nominal plus (c) the applicable withholding tax.

In order to guarantee the repayment of the loan agreements, the Company constituted a trust under which it was assigned fiduciary for guarantee purposes in accordance with the provisions of article 1680 and concordant of the Civil and Commercial Code of the Nation and for the benefit of each and every one of the lending banks, as beneficiaries (a) the collection rights,

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.4 Bank debt (Contd.)

Syndicated loans (Contd.)

whether charged directly by the Company or a third party for the account and / or order of the Company, with respect to the total flow of funds for import and export services provided by Terminal de Cargas Argentinas (business unit of the Company), including but not limited to storage, handling, refrigeration and scanning of merchandise in any of the Airports of the Company (with the exception of 15% corresponding to the total revenues of the Concession, in accordance with the provisions of clause 5 of the Memorandum Agreement); and (b) the collection rights of the Company as a trustee pursuant to the provisions of article 11.4 of the Negotiable Obligations guarantee contract between the Company and Citibank dated January 17, 2017, in the event of termination, expropriation or rescue of the Concession Contract; including the right to receive and withhold all payments pursuant to them and any other proceeds thereof, fiduciary assigned under guarantee of the Negotiable Obligations by the Company under the Negotiable Obligations Guarantee Trust. Said assignment has been authorized by Resolution No. 61/2019 of the ORSNA dated August 8, 2019.

Between April 2020 and May 2021, the Company entered into a series of agreements for the purpose of deferring (in financial terms) the capital amortization installments of the Onshore and Offshore loans respectively and exempting the company from the obligation to comply with certain expected financial ratios.

By virtue of these agreements, AA2000 signed bilateral contracts with each of the financial entities whose disbursements were made between August 2020 and August 2021, which established quarterly interest accrual at a variable interest rate plus an applicable margin.

Additionally, based on the provisions of the BCRA through Communication "A" 7106, the Company agreed to extend 60% of the installments of the Syndicated loan corresponding to Citibank N.A. maturing on November 19, 2020 and February 19, 2021 for a total of US$2.3 million each, payable on November 19, 2022 and February 19, 2023, respectively.

On October 26, 2021, a framework agreement was signed through which the refinancing of the debt contracted under the two loan agreements signed in 2019 with Citibank N.A., on the one hand, and with Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A., on the other was implemented for an amount of US$35,000,000 and US$85,000,000, respectively. Through the Framework Agreement, the deferral (in financial terms) of capital amortization installments was agreed for a total of US$58 million.

Likewise, it was agreed to defer current bilateral loans for a total of $3,606 million.

On November 18, 2021, the Company executed the framework agreement signed on October 26, 2021 by obtaining a syndicated loan with Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. which has planned disbursements in pesos and/or US dollars.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.4 Bank debt (Contd.)

Syndicated loans (Contd.)

The syndicated loan maintains the same guarantee scheme as the contracts signed in 2019 with Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A.U., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A.

The repayment of the disbursed capital was established through 8 equal and consecutive quarterly installments, corresponding to the payment of the first installment in February 2023.

Disbursements denominated in Argentine pesos will accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate with recognition of Leliq plus an applicable margin of 10.00% nominal annual for the case of Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. and Badlar Rate. In the case of Citibank N.A a variable rate equivalent to the higher of the (i) BADLAR rate; or (ii) the interest rate on passive repo operations for the BCRA at 1 day term plus an applicable margin of 15.50% nominal annual.

Disbursements denominated in US dollars accrue a nominal annual rate of 8.5%.

On November 19, 2021, the first disbursement was made under the syndicated loan, through which all the bilateral loans and the November amortization installment corresponding to the onshore loan and the offshore loan were cancelled. Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A. disbursed a total of $3,746 million, while ICBC additionally disbursed US$10 million.

Between December 1, 2021 and August 16, 2022 Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A.U., Banco de Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A. made additional disbursements of $3,881.6 million, which were used to pay amortization installments of the onshore and offshore loan. The company paid off between April 13, 2022 and March 30, 2023, 100% of the loans denominated in Argentine pesos under the syndicated loan.

Between February 22, 2022 and May 24, 2022, the Industrial and Commercial Bank of China (Argentina) S.A.U. disbursed an additional US$7.8 million, which was used to pay amortization installments of the onshore loan.

This loan is amortized in equal quarterly installments of US$2.2 million between February 2023 and November 2024. As of December 31, 2023, the balance is US$8.9 million.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.4 Bank debt (Contd.)

Banco Ciudad Loan

On November 1, 2021, the Company signed a loan agreement for US$5 million, the disbursement of which was made on November 18, 2021. The loan has a term of 24 months, will accrue a nominal annual rate of 6.00% and its capital will amortize 30% at 12 months and 18 months, and 40% at 24 months. It will be guaranteed with the transferred income corresponding to the Jorge Newbery airport parking lot and the contracts entered into with Gate Gourmet Argentina S.A and Sky Chefs Argentine INC., Argentine Branch.

The loan has been paid in full as of December 31, 2023.

Banco Macro S.A. Funds Provision Commitment Agreement

On March 25, 2022, the Company has entered into a commitment agreement for the provision of funds for the sum of up to US$40 million with Banco Macro S.A., whose funds to be eventually disbursed will be applied for the purposes set forth in the minutes signed with the ORSNA dated September 2, 2021, approved by Resolution 60/21 of said body.

As of the date of these individual financial statements, it is not current.

Loan Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch

On July 25, 2022, a loan agreement was signed with the Industrial and Commercial Bank of China, Dubai Branch for US$10 million. whose disbursement was made on July 29, 2022. The duration of the loan contracts was established at thirty-nine months, counted from the date of disbursement.

The loan contract establishes the repayment of principal in three consecutive quarterly installments, with the first payment 33 months after the disbursement date, accruing interest at a variable rate equivalent to the SOFR rate plus an applicable margin of 7.875% nominal annual plus the applicable tax withholdings ("withholding tax").

The loan will be guaranteed in the first degree, with the income transferred from the cargo terminal on a pari passu basis with certain existing loans and the Class IV NO, and in the second degree, with the fees for the use of international and regional airstations and the rights to compensation of the concession.

Import Financing Industrial and Commercial Bank of China

During 2023, the Company contracted three import financings with the Industrial and Commercial Bank of China.

In May 2023, it financed US$1.2 million at a rate of 12.90%, maturing on September 18, 2023.

In September 2023, it financed US$0.5 million and US$0.1 million at a rate of 15.50%, whose amortization date will be in January 2024 and December 2024 respectively.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.4 Bank debt (Contd.)

Citibank – Overdraft

On March 30, 2023, four overdraft lines were taken for a total of $1,351 million in order to cancel syndicated loans denominated in Argentine pesos. The first and second of the short lines for $192.9 million expired in May 2023 and August 2023, respectively. The last installment, for $771.7 million, expires in March 2024.

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION

9.1 Other receivables

9.1.1 Other non-current receivables

		12.31.2023	12.31.2022

	Note	Millions of $
Trust for Strengthening	10.1	18,293	30,222
Total		18,293	30,222

9.1.2 Other current receivables

		12.31.2023	12.31.2022

	Note	Millions of $
Expenses to be recovered		264	616
Guarantees granted		1	4
Related parties	10.1	133	302
Tax credits		3,317	4,686
Prepaid Insurance		693	593
Others		5	38
Total		4,413	6,239

9.2 Trade receivables

		12.31.2023	12.31.2022

	Note	Millions of $
Trade receivables		49,450	34,260
Related parties	10.1	255	1,050
Checks-postdated checks		961	1,099
Subtotal sales credits		50,666	36,409
Provision for bad debts		(6,117)	(7,171)
Total		44,549	29,238

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION (Contd.)

9.2.1 Changes in Bad Debt Provisions

		12.31.2023	12.31.2022

	Note	Millions of $
Initial Balance		7,171	28,084
Increases /Recoveries of the year	4.2	872	(4,010)
Foreign exchange difference		4,869	(5,031)
Applications of the year		(361)	(1,650)
Inflation adjustment		(6,434)	(10,222)
Bad Debts provisions at December 31		6,117	7,171

9.3.1 1 Non-current investments

		12.31.2023	12.31.2022

	Note	Millions of $
Negotiable obligations		40,273	-
Negotiable obligations related parties	10.1	2,779	-
Total		43,052	-

9.3.2 Current investments

		12.31.2023	12.31.2022

	Note	Millions of $
Other financial assets	10.1	20,141	-
Negotiable obligations		3,984	-
Mutual funds		-	2
Total		24,125	2

9.4 Cash and cash equivalents

		12.31.2023	12.31.2022

	Note	Millions of $
Cash and funds in custody		159	123
Banks	13	53,147	65,314
Checks not yet deposited		210	505
Term deposits and others		18,668	13,089
Total		72,184	79,031

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION (Contd.)

9.5 Commercial accounts payable and other

9.5.1 Commercial Accounts payable and other non-current

	12.31.2023	12.31.2022

	Millions of $
Suppliers	934	733
Total	934	733

9.5.2 Commercial accounts payable and other current

		12.31.2023	12.31.2022

	Note	Millions of $
Obligations to pay		1	126
Suppliers		27,836	27,022
Foreign suppliers		3,455	1,685
Related Parties	10.1	1,597	1,273
Salaries and social security liabilities		18,967	16,774
Other fiscal debts		1,680	2,253
Total		53,536	49,133

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

10.1 Balances with other related parties

Balances with other related companies at December 31, 2023 and December 31, 2022 are as follows:

	12.31.2023	12.31.2022

	Millions of $
Other receivables
Other related companies	133	302
Total	133	302

	12.31.2023	12.31.2022

	Millions of $
Trade receivables
Servicios y Tecnología Aeroportuarios S.A.	-	49
Other related companies	255	1,001
Total	255	1,050

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.1 Balances with other related parties (Contd.)

	12.31.2023	12.31.2022

	Millions of $
Investments
Servicios y Tecnología Aeroportuarios S.A. (1)	8,195	-
Other related companies (2) - Current	11,946	-
Other related companies – Non-Current	2.779	-
Total	22,920	-

(1) As of December 31, 2023, includes a loan granted on July 27, 2023 and renewed on December 18, 2023 to Servicios y Tecnología Aeroportuaria S.A. for US$10, million with a T.N.A. of 4%. The loan is for a term of 12 months with cancellation in a single payment of principal and interest at maturity.

(2) As of December 31, 2023, includes a loan granted on June 9, 2023, which was renewed on December 6, 2023, to Compañía General de Combustibles S.A. for US$14.8 million with a T.N.A. of 4.5%. The loan is for a period of 6 months with cancellation in a single payment of principal and interest at maturity.

	12.31.2023	12.31.2022

	Millions of $
Accounts payable and other
Servicios y Tecnología Aeroportuarios S.A.	40	112
Texelrio S.A.	125	386
Other related companies	1,432	775
Total	1,597	1,273

The balances with the Argentine National State as of December 31, 2023 and December 31, 2022 are as follows:

	12.31.2023	12.31.2022

	Millions of $
Debt - Specific allocation of income	6,905	15,189
Credit - Strengthening Trust (1)	18,293	30,222

(1) To fund the investment commitments of AA2000.

10.2 Operations with related parties

Transactions with related parties during the years ended December 31, 2023 and 2022 are as follows:

The Company has allocated $3,322 million and $4,331 million, respectively, to the cost with Texelrío S.A. for airport maintenance.

With Proden S.A. for office rental and maintenance, the Company has allocated $1,883 million and $2,257 million to the cost, respectively.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.2 Operations with related parties (Contd.)

The Company has allocated to the cost $2,276 million and $2,035 million, respectively, with Grass Master S.A.U. for airport maintenance. Additionally, for the year ended at December 31, 2023, the Company has allocated $25 million to intangible assets.

With Tratamientos Integrales América S.A.U for airport maintenance, the Company has allocated $692 million and $599 million to the cost, respectively.

The Company has allocated to the cost $673 million and $587 million, respectively, with Servicios Integrales América S.A. by out sourcing of systems and technology.

With Compañía de Infraestructura y Construcción S.A. for maintenance at airports, the Company has allocated $2,755 million to the cost for the year ended at December 31, 2023.

With Servicios Aereos Sudamericanos S.A. for aeronautical services, the Company has allocated $674 million to the cost for the year ended at December 31, 2023.

The Company has recorded commercial income of $1,070 million and $847 million, respectively, with Duty Paid S.A.

10.3 Other information about related parties

Furthermore, short-term compensation to key management was $1,154 and $890 million for the year ended at December 31, 2023 and 2022, respectively.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A. is controlled by Cedicor S.A., owner of 97.2186% of its capital stock. Cedicor is, in turn, the direct holder of 9.35% of the shares with voting rights of the Company. Cedicor S.A., is 100% controlled by American International Airports LLC, which is in turn 100% controlled by Corporación América Airports S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 11 – PROVISIONS AND OTHER CHARGES

	At 01.01.23	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 12.31.23	Total Non Current	Total Current

	Millions of $							Millions of $
Litigations	2,829	505	(688)	(2,384)	-	2,342	2,604	1,422	1,182
Deferred Income	9,378	6,598	-	(5,387)	(5,761)	9,250	14,078	1,784	12,294
Trust for works	5,918	7,811	(11,999)	(2,437)	707	-	-	-	-
Guarantees Received	993	650	(389)	(1,065)	-	1,609	1,798	-	1,798
Upfront fees from concessionaires	2,368	854	-	-	(429)	-	2,793	1,930	863
Others	3,848	17	(2,106)	(2,290)	307	2,049	1,825	997	828
Total	25,334	16,435	(15,182)	(13,563)	(5,176)	15,250	23,098	6,133	16,965

		At 01.01.22	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 12.31.22	Total Non Current	Total Current

	Note	Millions of $							Millions of $
Litigations		4,282	443	(924)	(2,273)	-	1,301	2,829	1,310	1,519
Deferred Income		10,972	4,688	-	(2,279)	(5,574)	1,571	9,378	2,182	7,196
Trust for works		13,213	6,852	(10,391)	(6,128)	2,372	-	5,918	-	5,918
Guarantees Received		951	715	(444)	(625)	-	396	993	-	993
Upfront fees from concessionaires		1,524	1,343	-	-	(499)	-	2,368	1,762	606
Dividends to be paid		1,391	-	(1,151)	(630)	-	390	-	-	-
Debt with the Argentine Government	15	-	100,593	(94,907)	(24,835)	19,149	-	-	-	-
Others		3,427	1,445	(759)	(2,201)	229	1,707	3,848	1,143	2,705
Total		35,760	116,079	(108,576)	(38,971)	15,677	5,365	25,334	6,397	18,937

(1) See note 26.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 12 - FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 12.31.2023		Foreign exchange rates	Amount in local currency at 12.31.2023	Amount in local currency at 12.31.2022
Assets
Current Assets
Net trade receivables	US$	38	805,4500	30,517	14,618
Investments	US$	30	805,4500	24,125	-
Cash and cash equivalents	US$	66	805,4500	53,022	64,707
Total current assets				107,664	79,325

Non-Current Assets
Investments	US$	53	805,4500	43,052	-
Total Non-Current Assets				43,052	-
Total assets				150,716	79,325

Liabilities
Current Liabilities
Provisions and other charges	US$	2	808,4500	1,543	1,268
Financial debts	US$	40	808,4500	32,197	42,132
Lease liabilities	US$	3	808,4500	2,125	1,214
Commercial accounts payable and others	US$	16	808,4500	12,813	4,484
	EUR	3	894,7116	2,290	635
Total current liabilities				50,968	49,733

Non-Current Liabilities
Provisions and other charges	US$	3	808,4500	2,419	2,452
Financial debts	US$	622	808,4500	502,764	360,298
Lease liabilities	US$	4	808,4500	3,512	-
Commercial accounts payable and others	US$	1	808,4500	932	733
Total non-current liabilities				509,627	363,483
Total liabilities				560,595	413,216
Net liability position				409,879	333,891

NOTE 13 – INCOME TAX

On December 29, 2017, the National Executive Power issued and published Law No. 27,430, which introduced amendments to the Income Tax. Among the most relevant was the reduction of the tax rate for capital companies and permanent establishments to 25% and it was also provided that dividends distributed to human persons and beneficiaries abroad by the aforementioned would be taxed at a rate of 13%. Such modifications were applicable for the years beginning on or after January 1, 2020, while for the years beginning on January 1, 2018 and December 31, 2019, the applicable rates would be 30% for the tax and 7% for dividend distribution. On December 23, 2019, through the promulgation and publication of Law No. 27,541, it was suspended until the fiscal years beginning on January 1, 2021 inclusive, the reduction of the rate to 25% and the application of the tax on dividends at 13%, providing that for the periods in which the suspension is applied the rates will be 30% and 7% respectively.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 13 – INCOME TAX (Contd.)

Besides, LSSRP - B.O. December 23, 2019 suspends until the fiscal years beginning on January 1, 2021, including, the application of the 25% rate timely provided by subsection d) of article N ° 86 of Law No 27,430, stating that for the period of suspension the rate will be 30%.

Accordingly, the application of the 13% rate for the distribution of dividends is suspended for the same years, establishing it at 7%.

In addition, the Law permanently extends the 7% withholding tax for the distribution of dividends

On June 16, 2021, the Argentine Government enacted an income tax reform (Law No. 27,630), which increases the corporate income tax rate for fiscal years beginning on or after June 1. January 2021. The law replaced the previous tax rate of 30% with a progressive tax scale based on accumulated net taxable income, which is applied as follows: up to a profit of $5,000,000 the rate is 25%, up to $50,000,000, the rate to apply is 30%, and over $50,000,000 the rate is 35%.

For fiscal year 2023 and 2022, Argentine companies are subject to the progressive tax scale, where the maximum tax rate is 35%.

The tax inflation adjustment provided for in Title VI of the Income Tax Law was not applicable from the enactment of Law No. 24,073 (B.O. 04/08/1992). In this regard, Article No. 39 of said regulation established that all tax updates would have the month of March 1991 as their maximum limit. However, as a result of the modifications introduced in the latest tax reform - Law No. 27,430- and, subsequently the modification established to this by Law No. 27,468, provided that said mechanism will be applicable in the fiscal year in which a variation of the Consumer Price Index (CPI) is verified, accumulated in the 36 months prior to the closing date of the year being settled, greater than 100%. Additionally, with respect to the 1st, 2nd and 3rd fiscal year from its validity, the mechanism will be applied when the variation of the CPI from the beginning to the closing of each one of those fiscal years exceeds 55%, 30% and 15% respectively.

The LSSRP maintains the application of the inflation adjustment mechanism established in Title VI of the LIG. However, the amount that corresponds to the first and second fiscal year beginning on January 1, 2019 must be allocated one sixth in that fiscal period and the remaining five sixths in equal parts in the five immediately following fiscal periods.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 13 – INCOME TAX (Contd.)

For the year 2021, it is applicable given that the requirement of inflation greater than 100% has been met considering the last 36 months, since it is the 4th year from its validity, according to the CPI index. , the adjustment resulting from this procedure must be allocated in its entirety to the fiscal year given that the current standard does not provide for a division in the recognition of the adjustment for fiscal years beginning on or after January 1, 2021.

According to article 118 of Law 27,701, National Budget Law 2023, B.O. 12/01/2022, Article 195 is incorporated into the IG Law, which establishes: "Taxpayers who by application of Title VI of this Law, by virtue of verifying the assumption provided for in the penultimate paragraph of Article 106, determine a positive inflation adjustment in the first and second fiscal years beginning on or after January 1, 2022 inclusive, may allocate one third (1/3) in that fiscal period and the remaining two thirds (2/3), in equal parts, in the two (2) immediately following fiscal periods.

The calculation of the positive inflation adjustment, in the terms provided in the previous paragraph, will only be appropriate for subjects whose investment in the purchase, construction, manufacture, processing or definitive importation of fixed assets -except automobiles-, during each of the two (2) fiscal periods immediately following that of the computation of the first third of the period in question, is greater than or equal to thirty thousand million pesos ($30,000,000,000). Failure to comply with this requirement will determine the decay of the benefit […].”

As of the date of these EECC, the Federal Administration of Public Revenues (AFIP) has not regulated the application of article 195 of the IG law, therefore, the Company, although it would reach the investment levels required by law, has decided to calculate 100% of the 2022 tax inflation adjustment as result in the year.

The effect of the deferral of two sixths of the result for exposure to inflation as of December 31, 2019 and three sixths of the result for exposure to inflation as of December 31, 2020, has been recognized as a deferred tax liability.

On May 23, 2022, the Company submitted the Income Tax affidavit corresponding to the 2021 fiscal year, allocating the calculated tax losses from previous years in accordance with the update mechanism provided for in article 25 of said law. In this way, $348 million and $678 million corresponding to its updating have been calculated as consumption of nominal loss. Due to the latter, a letter has been submitted to the treasury for the application of the update of the losses.

Likewise, the company made a presentation before AFIP, under the protection of the tax secrecy provided in the procedural law, in order to preserve its rights in a framework of transparency in its actions.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 13 – INCOME TAX (Contd.)

The Company's Management, with the assistance of its legal and tax advisors, understands that the grounds put forward in the presentation made before AFIP are closely related to those considered by the highest court in the aforementioned cases, among others, for which reason it has solid arguments to defend the criterion applied.

As of December 31, 2022, the balance of historical tax loss carryforwards (without calculating the result of the current fiscal year) amounts to $38,585 million and updated to $255,660 million.

Deduction updates: Acquisitions or investments made in fiscal years beginning on January 1, 2018, will be updated based on the percentage variations in the CPI provided by the INDEC, a situation that will increase the deductible amortization and its cost computable in case of sale.

The following is a reconciliation between the income tax charged to income and that, which would result from applying the tax rate in force in Argentina on income before taxes for the years ended on December 31, 2023 and 2022:

	12.31.2023	12.31.2022

	$
Income before income tax	(32,086)	124,473
Tax calculated at applicable tax rate (*)	11,230	(43,565)
Tax effects of:
Re-expression of the tax loss	65,705	31,624
Tax inflation adjustment	(92,387)	(69,031)
Tax revaluation of Intangible assets	96,596	77,805
Others	(39,651)	5,245
Income tax result	41,493	2,078

(*) The current income tax rate as of December 31, 2023 and 2022 is 35%. The effective tax rate applicable has being -129.32% and 1.67% as of December 31, 2023 and 2022, respectively.

The movements during the year in the assets and liabilities for deferred tax, not considering the compensation of balances referred to the same fiscal authority have been the following:

Item	Balance at 12.31.2021	Charge to income	Adjustment for tax inflation	Balance at 12.31.2022	Charge to income	Adjustment for tax inflation	Balance at 12.31.2023

	Millions of $
Deferred tax assets:
Trade receivable nets	16,413	(2,178)	(7987)	6,248	281	(4,242)	2,287
Related parties	1	-	-	1	-	-	1
Provisions and other charges	4,374	(5,436)	6,717	5,655	6,029	(3,839)	7,845
Accumulated Losses (*)	22,666	15,882	(11,030)	27,518	104,044	(18,680)	112,882
Total Assets	43,454	8,268	(12,300)	39,422	110,354	(26,761)	123,015

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 13 – INCOME TAX (Contd.)

Item	Balance at 12.31.2021	Charge to income	Adjustment for tax inflation	Balance at 12.31.2022	Charge to income	Adjustment for tax inflation	Balance at 12.31.2023

	Millions of $
Deferred tax liabilities
Intangible assets and PP&E	92,627	7,724	-	100,351	55,225	(18,994)	136,582
Financial debt	1,244	1,646	(605)	2,285	3,267	(1,551)	4,001
Loans	3,519	(201)	(1,713)	1,605	(92)	(1,090)	423
Tax adjustment (note 3.14)	19,892	(2,882)	(9,678)	7,332	6,464	(4,978)	8,818
Investments	621	(97)	(304)	220	3,997	(148)	4,069
Total liabilities	117,903	6,190	(12,300)	111,793	68,861	(26,761)	153,893
Net deferred tax liabilities	(74,449)	2,078	-	(72,371)	41,493	-	(30,878)

(*) From accumulated losses included in the deferred tax, $58,501 million are due in the fiscal year 2025, $30,981 million are due in the fiscal year 2027 and $23,400 million are due in the fiscal year 2028.

The assets for deferred tax due to negative taxable basis pending compensation are recognized as long as the corresponding fiscal benefit could occur through future fiscal benefits.

NOTE 14 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 1 and 8, other receivables in current assets at December 31, 2023 and December 31, 2022 include $1 million and $4 million corresponding to guarantees granted to third parties in connection with lease agreements. Likewise, as of December 31, 2023, and December 31, 2022, under Cash and cash equivalents, there are balances in bank accounts specifically earmarked for the cancellation of Series 2021 and Class IV negotiable obligations for $4,741 million and $2,672 million, respectively.

NOTE 15 - CAPITAL STOCK

At December 31, 2023 capital stock is as follows:

Par Value
$
Paid-in and subscribed	258,517,299
Registered with the Public Registry of Commerce	258,517,299

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and entitled to one vote per share.

On March 10, 2022, the redemption of the preferred shares issued by the company and the consequent capital reduction from $1,169,495,813 to $258,517,299 were resolved. Said capital reduction was registered in the Public Registry on September 8, 2022, under number 16,654, of book 109 of Joint Stock Companies.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 16 - CAPITAL STOCK AND SHARE PREMIUM (presented in $ at the currency of the Meeting date)

As stated in Note 15, the Company’ s capital stock comprises 258,517,299 common shares of $1 par value and one vote each.

Under the provisions of the Memorandum Agreement, the Concession Contract Adaptation in the Shareholders’ Extraordinary and Special meeting for Class A, B and C of March 6, 2008 and approved by the ORSNA the April 25, 2008 decided to amend the bylaws to incorporate the following decisions: the increase of capital stock from $100,000,000 to $219,737,470 through the capitalization of the “capital adjustment” account and the increase of the capital stock up to $715,898,883, through the issuance of 496,161,413 preferred shares of $1 par value with no voting rights, fully subscribed by the Argentine National Government.

Furthermore, the Shareholders’ Extraordinary and Special meeting held on August 7, 2008 decided, among other things, reforming the social status, subject to the approval of ORSNA, based on the following amendments: Increase in the company’s capital stock for up to $65,000,000. Creation of subclasses “R” and “L” shares and issuance of up to 65,000,000 ordinary book entry class A, B, C and subclass L shares. Admission to the public offering of shares regime. Subclass “L” shares of one peso ($1) par value and one (1) vote each will be placed for public offering, subject to the prior authorization from the ORSNA.

The shareholder’s meeting dated April 29, 2011 decided that due to the existence of certain topics regarding the admission to the public offering of shares and the increase of capital stock which were being analyzed by the Board, the admission to the public offering regime, the increase in capital stock and the statute reform would be held in a further Meeting summoned once such topics had been defined.

On June 9, 2011, the National Government notified the company of its intention to convert all the negotiable obligations that had been duly issued by virtue of the withdrawal and compensation of mutual claims between the Company and the National State (see Note 1.8) in ordinary class D shares of the company. At the Board meeting held on December 27, 2011, 38,779,829 Class D ordinary, book-entry shares with a par value of $ 1 and entitled to one vote per share were issued. Through the Assembly of December 29, 2011, it was resolved to reform the corporate bylaws in order to reflect the conversion of negotiable obligations. The mentioned conversion generated an issue premium of $137,280,595.

At December 31, 2021 the capital stock is represented by: (i) 79,105,489 class A Subclass R common book entry shares; (ii) 79,105,489 class B Subclass R common book entry shares; (iii) 61,526,492 class C Subclass R common book entry shares; (iv) 38,779,829 class D common book entry shares; (v) 910,978,514 preferred shares of $1 par value without right to vote; and (vi) subclass L ordinary book entry shares issued in the public offering regime.

The administration of the company is managed by a board of seven members acting for a year-and the same number of alternates. Each of the classes A, B and C has the right to choose two full directors and two alternates and class D has the right to appoint a full director and an alternate.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 16 - CAPITAL STOCK AND SHARE PREMIUM (presented in $ at the currency of the Meeting date) (Contd.)

On June 30, 2011 the Company was notified that the Società per Azioni Esercici Aeroportuali S.E.A. transferred to Cedicor S.A., direct controller of Corporación America S.A., 21,973,747 common, registered non-endorsable Class A shares of $ 1 par value and one vote each, representing 8.5% of the capital stock of AA2000. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of AA2000.

On July 13, 2011 the company was notified that Riva S.A.I.I.C.F.A. transferred to Cedicor S.A., direct controller of Corporación America S.A. 2,197,375 ordinary book entry class B shares of AR $ 1par value and one vote each, representing 0.85% of the capital stock and votes of AA2000. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of AA2000.

Through joint resolution number RESFC-2020-68-ORSNA # MTR, dated September 22, 2021, the board of the Regulatory Body of the National Airport System resolved to authorize Airports Argentina 2000 S.A. to modify the shareholding composition of the Company, authorizing:

i) transfer by Riva S.A.I.I.C.F. 2,197,375 of class B ordinary book-entry shares of one peso par value each and one vote per share, representing 0.85% of the ordinary capital and the votes of the Company to Cedicor S.A.; and

ii) Transfer by Società per Azioni Esercizi Aeroportuali SEA 21,973,747 class A ordinary shares of one-peso par value each, and one vote per share, representing 8.5% of the ordinary capital and of the votes of the Company to Cedicor SA.

NOTE 17 - DIVIDENDS BY PREFERRED SHARES (presented in $ at the currency of the Meeting date)

On February 25, 2022, the AA2000 board resolved:

(i)	redeem all of the outstanding preferred shares, that is, 910,978,514 preferred shares;
(ii)	that the redemption price will be the equivalent of: a) the nominal value ($910,978,514) adjusted for inflation at the redemption date, that is, at the date of the board meeting, which amounts to $16,506. 174,484; plus b) the value of the dividend of the preferred shares accrued for the year 2020, which was not paid in a timely manner due to the non-existence of profits, but which according to the issuance conditions is cumulative, which adjusted for inflation at the redemption date amounts to $330,123,490; plus c) the value of the dividend of the preferred shares accrued for fiscal year 2021 and the proportional dividend for fiscal year 2022 adjusted for inflation until the redemption date $389,421,266. Consequently, the total value of the redemption will amount to $17,225,719,240;
(iii)	that the price be paid as follows: a) the sum of $11,100,000,000 once the capital reduction procedure has been completed and the term for oppositions established in the General Companies Law has elapsed; and b) the balance, before December 31, 2024, with the possibility of making partial payments. Said balance will accrue interest equivalent to the corresponding adjustment for inflation plus two percent per year of the value of the debt;

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 17 - DIVIDENDS BY PREFERRED SHARES (presented in $ at the currency of the Meeting date) (Contd.)

(iv)	that, from the redemption of the preferred shares, although the preferred shares will participate in the shareholders' meeting that resolves their cancellation, the amount to be redeemed will be accounted for in social liabilities.

The adjustment of the preferred shares to be redeemed was made in compliance with the provisions of General Resolution No. 777/18 of the National Securities Commission.

In turn, it resolved to call an extraordinary general meeting for March 10, 2022 in order to approve the redemption of the preferred shares, the reduction of the capital stock and the reform of article 2.01 of the bylaws.

At the meeting held on March 10, 2022, it was resolved to approve the redemption of the preferred shares in the terms approved by the board of directors and:

(i)	Reduce the capital stock of Aeropuertos Argentina 2000 S.A. from one thousand one hundred sixty-nine million four hundred ninety-five thousand eight hundred thirteen pesos ($1,169,495,813) to two hundred fifty-eight million five hundred seventeen thousand two hundred ninety-nine pesos ($258,517,299), that is, for the sum of nine hundred ten million nine hundred seventy-eight thousand five hundred fourteen pesos ($910,978,514), canceling 910,978,514 shares owned by the National State.
(ii)	Set the value of the shares canceled as a result of the capital reduction at eighteen pesos 9090/1000 ($18.9090) per share.
(iii)	Affect for the payment of the shares the amount of capital stock, plus the capital adjustment that corresponds to the preferred shares, and for the difference to be paid, affect the “optional reserves” account.
(iv)	Reform article 2.01 of the corporate bylaws, which was worded as follows: “2.01. The evolution of the capital stock will appear in the balance sheets of the company as it results from the increases registered in the Public Registry. The capital stock is represented by 79,105,489 book-entry common shares class A subclass R, 79,105,489 common book-entry shares class B subclass R, 61,526,492 common book-entry shares class C subclass R, 38,779,829 common book-entry shares class D, and by subclass L book-entry ordinary shares that are issued under the public offering system.”

In the months of April, June and August 2022, the corresponding payments were made, canceling the total debt with the National State.

The capital reduction by redemption of the preferred shares and the reform of the bylaws was registered in the Public Registry on September 8, 2022 under number 16,654 of book 109, volume of Stock Companies.

NOTE 18 - DIVIDENDS FOR ORDINARY SHARES (presented in $ in the currency of the date of the meetings)

The ordinary, special general assembly of classes A, B, C and D and extraordinary held on April 26, 2023 that considered the destination of the result of the year of $40,638,030,971 resolved that after absorbing the accumulated losses of the previous year for an amount of ($22,199,777,489) the positive result of $18,438,253,482 has the following destination: (i) $614,780,045 to the constitution of the legal reserve, up to 20% of the share capital plus the capital adjustment; and (ii) the balance of $17,823,473,437 to the constitution of an optional reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 19 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETING OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 28, 2022 AND APRIL 26, 2023 (presented in $ at the currency of the Meeting date)

In the ordinary general meeting, special class A, B, C and D shares and extraordinary, held on April 28, 2022, it was resolved that the negative result of the year of $2,548,150, be transferred to the next year. In turn, it was reported that in accordance with the resolution of the company's extraordinary general meeting of shareholders held on March 10, 2022, all of the outstanding preferred shares were redeemed, that is, 910,978,514 preferred shares, issued in under the provisions of the extraordinary general meeting held on March 6, 2008 and in clause 14 and annex VII of the Concession Agreement Adequacy Agreement Minutes. Consequently, the payment of dividends for said shares does not correspond.

Finally, in the ordinary and special general meeting of classes A, B, C and D of shares, held on April 26, 2023, it was resolved that the positive result of $40,638,030,971 which, after absorbing the accumulated losses of the previous year for an amount of ($22,199,777,489), amounted to $18,438,253,482, have the following destination:

(i)	$614,780,045 to the constitution of the legal reserve, up to 20% of the share capital plus the capital adjustment; and
(ii)	the balance of $17,823,473,437 to the constitution of an optional reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable.

NOTE 20 – EARNINGS PER SHARE

Relevant information for the calculation per share:

	12.31.2023	12.31.2022
Income for the year (in millions of $)	9,407	126,551
Amount of ordinary shares (millions)	259	259
Earnings per shares ($ per share)	36.3883	489.5260

NOTE 21 - FINANCIAL RISK MANAGEMENT

The Company is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

The main indicators in our country were:

- The country ended 2023 with a drop in its activity of 1.4%, according to preliminary GDP data.

- The accumulated inflation between January 1 and December 31, 2023 reached 211% (CPI).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 21 - FINANCIAL RISK MANAGEMENT (Contd.)

-	Between January 1, 2023 and December 31, 2023, the peso depreciated against the US dollar, going from 177.16 pesos per dollar at the beginning of the year to 808.45 pesos per dollar at the end of the year.

-	The monetary authority imposed exchange restrictions in order to contain the demand for dollars. This implied, among other things, the requirement to request prior authorization from the BCRA to make payments abroad in operations such as the payment of dividends to non-residents, the payment of financial loans abroad and the payment of imports of certain goods and services, among other.

On April 20, 2023, in relation to the provision of certain services, the requirement of prior BCRA approval for access to the MLC was incorporated within 60 calendar days from the date of approval of the declaration of the System for Imports of the Argentine Republic and Payments for Foreign Services (“SIRASE”). This requirement is not applicable in the event of: (i) payment by performing an exchange and/or arbitration against a local account in foreign currency; (ii) access simultaneously with the liquidation of a new financial indebtedness abroad for which the entire capital matures after the indicated term; and (iii) access with funds originated in a financing of imports of services granted by a local financial entity from a commercial line of credit abroad and when the entire capital of the financing matures after the indicated term.

Regarding the operation of stock market assets, the period for not concluding operations with securities issued under foreign law is extended to 180 calendar days and the period for not concluding operations with securities issued under Argentine law is maintained at 90 days, to be presented in the affidavits for access to the MLC.

On July 24, 2023, the PEN issued Decree No. 377/2023, which establishes that the “COUNTRY Tax” is levied on new operations that involve the purchase of foreign currency for the payment of obligations for imports of certain services and goods, namely: i) Services acquired abroad or in the country when provided by non-residents: the 25% rate will apply; ii) Freight services and other transportation services for import or export operations of goods, the 7.5% rate will be applicable; and iii) Importation of goods: the 7.5% rate will be applicable with some exceptions: a. Certain goods with specific tariff positions; b. Inputs and intermediate goods directly linked to the basic food basket as established by the Ministry of Economy, through the Secretariats with jurisdiction in the matter and the AFIP; and c. Goods linked to energy generation, in the terms established by the Ministry of Energy. The AFIP is empowered to establish a 95% payment on account under the terms and conditions established by said body. Financial entities must act as agents for the collection and settlement of the tax. This measure came into force on 07/24/2023, taking effect for operations to purchase banknotes and currencies in foreign currency carried out from that date, inclusive.

On December 10, 2023, a new government took office in Argentina, which has set among its objectives the establishment of a new economic regime in the country, for which it proposes to carry out a broad reform of laws and regulations.

The plan of the new government proposes to move forward with a deep economy deregulation and with restructural reforms that release the restrictions to invest and operate in the country, including the gradual flexibilization of the prior mention exchange restriction, with the target of eliminate them if the macroeconomical conditions are appropiate.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 21 - FINANCIAL RISK MANAGEMENT (Contd.)

Among its first measures, the new government published DNU No. 70/2023 - Bases for the Reconstruction of the Argentine Economy, where, in addition to declaring a public emergency in economic, financial, fiscal, administrative, pension, tariff, health and social until December 31, 2025, it repeals and/or modifies numerous laws of state intervention in the economy, such as Shelves, Supply, Price Observatory, Rentals, Compre Argentino and State Companies with the aim of liberalizing commerce, services and industry, and eliminate restrictions on the supply of goods and services that distort market prices. In the same way, the DNU lays the foundations for a profound reform of the State.

The DNU was published in the Official Gazette on December 21, 2023 and will come into force on December 29, 2023, without the need for any additional formalities. The DNU must be reviewed by a permanent bicameral commission of Congress and can only be revoked if both Houses of Congress expressly reject it (that is, if either House approves it or remains silent, the DNU will continue in force).

The eventual repeal of the DNU due to the rejection of both Chambers will not have retroactive effect, so that all legal relationships born during the time of validity of the DNU will be valid.

Although the DNU must be discussed and ratified by at least one of the chambers of the National Congress, its provisions have been partially in force since December 29, 2023, considering a series of judicial actions that have granted the suspension of certain modifications. .

On the other hand, after the change of government, the BCRA, through Communication “A” 7917 of December 13, 2023, informs that entities will be able to give access to the MULC without needing prior approval from the BCRA (through SIRASE or SIRA). to make deferred payments for new imports of goods with customs registration as of December 13, when it is verified that the payment respects the schedule according to the type of good, depending on whether it is: a) fuels and electrical energy: They will be able to make immediate payment (from their customs entry record); b) pharmaceutical products and other goods related to health care, as well as fertilizers and/or phytosanitary products and/or inputs used in their local production: they may be paid within 30 calendar days from the registration of entry. customs; c) finished cars and other final goods: the maximum payment period is 180 days; and d) for the rest of the goods, payment may be made, from the customs entry registration, in four equal and consecutive installments (each one of 25%) from 30, 60, 90, and 120 calendar days.

For the payment of the services, it will not be necessary to have an approved declaration made through SIRASE, nor to validate the operation in the Foreign Trade Single Current Account computer system and it will be possible to pay 30 calendar days of the accrued service.

Both the payment of imports for goods and the payment of all services accrued before December 12 will require prior approval from the BCRA, with exceptions.

Subject to certain conditions, the BCRA offers entities that maintain debt for imports prior to December 13, 2023 the possibility of subscribing to the BOPREAL. This title, which is issued in 3 series with final maturity on October 31, 2027 for Series 1, June 30, 2025 for Series 2 and March 31, 2026 for Series 3, is nominated in dollars, and may be subscribed in pesos, the payment currency being the US dollar. For those who subscribe to the bond in primary issue, it allows its sale for the cancellation of the import debt in the secondary market with settlement in foreign currency abroad without affecting the company the blockage to access the MLC defined in Communication A 7925 from the BCRA or the delivery in kind of the bonus to the foreign supplier. Additionally, having subscribed this bond will allow the Company to access the official exchange market from February 1, 2024, to pay commercial debts for the importation of goods and services prior to December 13, 2023, for a total amount equivalent to 5% of the subscribed amount of Series 1.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 21 - FINANCIAL RISK MANAGEMENT (Contd.)

The context of volatility and uncertainty continues as of the date of issuance of these financial statements. It is not possible to predict at this time its evolution or new measures that could be announced. The Company's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify potential impacts on its equity and financial situation.

The Company's financial statements must be read in light of these circumstances.

Risk of exchange rate

A substantial portion of the revenues of the Group are in American dollars or are related to billing in American dollars, such being the case of the fees collected to the non-aeronautical concessionaries (these being calculated on the billing percentage of the respective concessionaries in this currency) and a lower percentage in pesos.

Our operational incomes are affected by the fluctuation of the exchange rate of the Argentine peso and the other currencies. A key factor in the determination of our financial and net holding incomes is the registry of the incomes for exchange differences on the assets and liabilities in foreign currencies and the registry of the current value of the long-term liabilities.

Our debt for borrowings in foreign currency at December 31, 2023 and 2022 was an equivalent of $540,370 million and $402,430 million. The Company does not use derived financial instruments to cover such exposures, as an important percentage of our revenues is in American dollars or related to the American dollar as previously mentioned.

Based on the composition of our situational balance at December 31, 2023 and 2022 a variation in the exchange rate of $100 against the American dollar would translate in an increase/decrease of $25 billion and 45 billion in the assets and $70 billion and $233 billion in the respective liabilities.

Price risk

As set forth in the Agreement, the ORSNA should annually revise the financial projections of the Company for the period between January 1, 2006 and February 13, 2028 (expressed in amounts at December 31.2005) for the term of the concession agreement, in relationship with, among other items, aeronautical and commercial revenues, costs of operation and investment obligations and could conduct adjustments to the specific allocation of revenues and/or aeronautical service rates and/or investment obligations of the Company to preserve the Economic. Financial balance of the Concession Agreement, as established per Attachment V of the Agreement and parameters established by the ORSNA for the Procedure of Revision of the PFIE. See Note 1.2 of the present financial statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 21 - FINANCIAL RISK MANAGEMENT (Contd.)

Credit Risk

The financial instruments that could be subject to credit risk concentration consist of cash, cash equivalents, accounts receivable and short term investments.

The Company places its cash and cash equivalents, investments and other financial instruments in several first rate credit entities, reducing in this way the credit exposure to only one entity. The Company has not had significate losses in such accounts.

The commercial credits of the Group originate mainly from aeronautical revenues pending to be collected with airlines and the fee to be charged to concessionaries. The Group has a strong dependence on two of its airports (Ezeiza and Aeroparque) and could be affected by any condition that affects the airports. Furthermore, the Group depends on key clients, as Aerolineas Argentinas SA and LATAM Group.

The ORSNA resolved to conduct discounts on the international aeronautical rates, so the tariff is equivalent to the one to be obtained if a 30% discount is applied on the amounts established in the Attachment II of the Agreement for those airlines that have a regular payment condition. Since this norm is in force, most of the airlines are complying regularly with their payments.

Liquidity risk

The financial condition, the liquidity of the Group and the need for cash are influenced by different factors, included; its capacity to generate cash flow of its operations; the level of indebtedness, the interests and amortizations on capital stock, that have impact on its net financial expenses, the interest rates in force in the local and international markets and its investments commitments in the framework of the investments plan, the master plans, the additional investments in capital goods and the needs of working capital.

The following table shows an analysis of the non derived financial liabilities of the Company settled by a net amount, grouped, according to their due dates considering the remaining period in the balance sheet date up to its contractual due date, the contractual flows are not shown discounted.

In million of $	Total	1st Quarter 2024	2nd Quarter 2024	3rd Quarter 2024	4th Quarter 2024	2024	2025	2026-2038
Debt obligations(*)	766	62	27	16	17	122	118	526
Leases obligations	6	1	1	1	1	4	2	-
Total Contractual Obligations	772	63	28	17	18	126	120	526

(*) Includes Fees payable to the Argentine National Government, Accounts Payable, Negotiable obligations (Capital and Interests) and local loans.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 21 - FINANCIAL RISK MANAGEMENT (Contd.)

Risk of interest rate

The interest rate risk of the Company arises from its financial debt. The new borrowings taken at variable rate expose the Company to the increase of interest expenses in the case of increase of interest rates in the market, while the borrowings taken at a fixed rate expose the Company to a change in its fair value. The Company analyzes the exposure to the interest rates in a dynamic way, being the general policy of the Company to maintain most of its financing at a fixed rate.

The total debt of the Company at a variable rate at December 31, 2023 and 2022 is of $8,269 million and $12,200 million, respectively (1.57% and 3.08% of total financial debts, respectively).

Effect of the IBOR reform

The reform and replacement of various interest rates offered in the interbank market ('IBOR' for its acronym in English) has become a priority for regulators. Most IBOR rates ceased publication on December 31, 2022, while certain US dollar LIBOR rates would cease publication on June 30, 2023.

On February 2, 2022, the Company agreed with Citibank N.A. the modification of the amortization scheme of the capital installments of the Offshore Loan, together with the applicable rate, going from a Libor Rate plus a margin of 5.5%, to a 3-month SOFR rate plus an adjustment of 0.1073 % per year adding a margin of 5.5%. The rate change does not have a significant impact for the Company.

Capital Management

The objectives of the Company for capital management are to safeguard its capacity to continue doing business and be able to provide yield to owners as well as benefits to holders of instruments of shareholder’s equity and maintain an optimum capital structure to reduce capital cost.

The negotiable obligations issued in the year 2017, 2020, 2021, 2022 and 2023 establish certain commitments for the Company. At the date of the current Financial Statements AA2000 has complied with all obligations assumed.

Aligned with the sector, the Company makes a follow up of the capital based on the indebtedness index. This index is calculated as the net debt divided among the total capital. The net debt is calculated as the total borrowings (including “current and non-current borrowings” as shown in the financial statements) less the cash and cash equivalents and investments. The total capital is calculated as the “shareholder’s equity” of the financial statements plus the net debt.

	12.31.2023	12.31.2022

	Millions of $
Total Financial Liabilities	522,371	396,601
Less: Cash and cash equivalents and investments	(139,361)	(79,033)
Net liability	383,010	317,568
Total shareholder’s equity	444,006	434,375
Index of indebtedness	86.26%	73.11%

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 21 - FINANCIAL RISK MANAGEMENT (Contd.)

The financial assets are within the category of other collectibles and the financial liabilities within other financial liabilities amortized.

Financial instruments by category

IFRS 13 requires for financial instruments that are measured in the statement of financial position at fair value, a disclosure of fair value measurements by level in accordance with the following hierarchy of fair value measurement:

-	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
-	Level 2: data other than quoted prices included in level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices).
-	Level 3: data on assets or liabilities that are not based on observable data in the market (i.e., unobservable information).

The following table presents the Company's financial instruments:

	Note	12.31.2023	12.31.2022

		Millions of $
ASSETS
Financial assets at amortized cost
Trade receivables		50,666	36,409
Other receivables		24,101	38,707
Investments		53,977	-
Cash and cash equivalents		72,184	79,031
Total at amortized cost		200,928	154,147

Financial assets at market price
Investments		-	2
Total at market price		-	2
Total		200,928	154,149

	Note
LIABILITIES
Financial liabilities at amortized cost
Provisions and other charges		20,494	22,505
Loans		506,258	382,614
Trade accounts payable		54,915	48,829
Total		581,667	453,948

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 22 – ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the corresponding actual results. The estimates and judgments that have a significant risk to causing a material adjustment to the carrying value of the assets and liabilities within the next financial year are addressed below.

Income Taxes:

The Company is subject to income tax. A high level of judgment is required to determine the provision for income tax. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the current and deferred income tax in the year in which such determination is made.

Bad debts:

For trade receivables, the Company applied the simplified approach to estimate the expected credit losses in accordance with the provisions of the standard, which requires the use of the criterion for the provision of loss throughout the life of the loans. The determination of the expected loss to be recognized is calculated based on a percentage of bad debts determined according to the maturity ranges of each credit, as well as the result of the analysis of specific cases that require specific treatment.

In order to measure the expected credit loss, the trade receivables have been grouped according to their characteristics in terms of shared credit risk and the time that has elapsed as past-due loans. Expected loss rates are based on sales payment profiles over a period of 36 months before December 31, 2013, and the corresponding historical credit losses experienced within this period. Historical loss rates are adjusted to reflect current and prospective information on macroeconomic factors that affect the ability of customers to settle accounts receivable.

On this basis, the provision for losses on trade receivables as of December 31, 2023 was calculated by applying the following expected loss ratios: 0.66% on non-expired loans, 1.64% on loans due between 1 and 30 days, 7.83% for the expired range between 31 and 60 days; 13.69% for the range of overdue loans between 61 and 90 days, 28.68% for overdue loans between 91 and 180 days and 40.53% over those overdue for more than 181 days.

On this basis, the provision for losses on trade receivables as of December 31, 2022 was calculated by applying the following expected loss ratios: 0.71% on non-expired loans, 4.26% on loans due between 1 and 30 days, 10.89% for the expired range between 31 and 60 days; 14.92% for the range of overdue loans between 61 and 90 days, 25.69% for overdue loans between 91 and 180 days and 35.48% over those overdue for more than 181 days.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 22 – ACCOUNTING ESTIMATES AND JUDGMENTS (Contd.)

Contingencies:

Finally, estimates related to contingencies and other risks are analyzed based on likelihood of occurrence and estimated amount considering the opinion of the legal advisors of the Group.

Application of IFRIC 12:

The Company has carried out an integral implementation of the standards applicable to the accounting treatment of its concession and has determined that, among others, IFRIC 12 is applicable to the Company. It deals with its investments related to improvements and updates that will be made in relation to the obligation of the concession contract under the intangible assets model established by IFRIC 12. Consequently, all the amounts invested under the concession agreement have a direct correlation with the amount of the rates that the Company may charge each passenger or cargo service provider, and therefore, a direct correlation with the amount of income that the Company may generate.

As a result, the Company defines all the disbursements associated with the investments required under the concession contract as income generating activities since they ultimately provide future benefits, so that improvements and subsequent updates made to the concession are recognized as intangible assets with based on the principles of IFRIC 12. In addition, compliance with the investments committed by the Master Plans of Work are mandatory, as well as compliance with the maximum rate and, therefore, in case of breach of any of these obligations, the Company could be subject to sanctions and the concession could be revoked.

NOTE 23 – CREDIT QUALITY OF FINANCIAL ASSETS

The credit quality of the financial assets that are neither past due nor impaired can be assessed based on external credit ratings granted to the Society by external entities or through the historical information about counterparty default rates:

	2023	2022

	Millions of $
Clients
Group 1	278	389
Group 2	35,804	21,172
Group 3	14,584	14,848
Trade accounts receivable	50,666	36,409

Group 1 – New customers / related parties (less than 6 months)

Group 2 – Existing customers / related parties (more than 6 months) with no defaults in the past.

Group 3 – Existing customers / related parties (more than 6 months) with some defaults in the past. All defaults were fully recovered.

Note: None of the borrowings to related parties is past due nor impaired.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 23 – CREDIT QUALITY OF FINANCIAL ASSETS (Contd.)

Breakdown of financial assets date is as follows:

		Due dates					Without
Item	Past due	1st. Q	2nd. Q	3rd.Q	4th Q	Beyond 4th Q	established term	Total

	Millions of $
Trade receivables	10,679	33,558	277	35	-	-	-	44,549

NOTE 24 – CONTINGENCIES

The Company has contingent liabilities for litigations in respect of legal claims arising in the ordinary course of business.

It is not anticipated that any material liabilities will arise from the contingent liabilities other than those provided for:

Tax claims

Claims on Real State tax

Province of Cordoba

- Main File No. 6174715: The General Revenue Service of Córdoba initiated a tax execution against AA2000 for property tax (FP 2014/10/20/30/40/50, 2015/10/20/30/40/50, 2016/10) for $ 7 million. The claim was answered opposing exceptions and citing the National State and the ORSNA as third parties. Under File No. 2895251/36, The General Revenue Service requested the embargoes. AA2000 offered a surety insurance to replace the blocked measure. Both the citation of third parties and the substitution of the embargo were rejected by the court, for which reason such resolutions were appealed.

On August 6, 2018, we were notified of the rejection of the appeal for restitution filed against the rejection of subpoenas from third parties, and the request was made to the House to resolve the appeal filed in the subsidy, and the appeal against the rejection of substitution of the embargo. The seized embargo is for the sum of $ 9.6 million. On May 8, 2019 we were notified of the rejections of the appeals for the replacement of embargo and subpoena of third parties. Appeal was filed on May 29, 2019. On March 11, 2020, AA2000 was notified of the rejection of the appeal. A direct appeal of complaint was filed against such resolution on June 23, 2020. On November 11, 2020, the company was notified of the resolution rejecting the direct appeal of complaint. The company decided not to appeal such resolution.

On the other hand, on October 9, 2020, the company was notified of the judgment of first instance that rejects the opposing exceptions in the answer to the claim and consequently, orders to carry out the tax execution. An appeal was filed against such judgment. Grievances will be expressed when the file is filed with the Appeals Chamber. On October 6, 2021, relevant grievances were filed. On August 12, 2022, the company was notified of the resolution rejecting the appeal filed. The company decided not to appeal such resolution. To date, the approved settlements have been paid, subtracting payment fees and incidental fees to be determined.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 24 – CONTINGENCIES (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

- Main File No. 6426849: Real Estate Tax claim 10 and 20/2017, corresponding to the real estate item No. 1101800000020. Amount claimed: $2 million corresponding to - Capital: $2 million and - Surcharges (calculated at 06/21/06) / 2017): $203 thousands.

On December 20, 2017, AA2000 was notified of the tax execution claim for the real estate tax. On February 1, 2018, demand was answered and exceptions were filed. On June 26, 2018, the request for substitution of attachment was rejected, which was appealed and submitted to the Chamber. The embargo is for the sum of $ 3 million. The fees of the tax attorney were regulated in this first instance in the amount of $ 111 thousands. The appeal on the replacement of embargo is still pending resolution.

On the other hand, the third-party subpoena request was rejected, which was appealed and the grievances were filed in the Chamber on August 5, 2019. On February 5, 2020, AA2000 was notified of the rejection of the appeal. Against such rejection, on February 28, 2020 a cassation appeal was filed. On December 18, 2020, the company was notified of the resolution rejecting the cassation appeal. On February 9, 2021 the direct appeal of the complaint was filed, which is pending resolution. On February 4, 2022, the company was notified of the resolution that denied said appeal. The company decided not to appeal such resolution.

Regarding the merits of the matter, on September 20, 2022, the company was notified of the first instance ruling that rejected the opposing exceptions. An appeal was filed against said resolution, which is pending resolution On June 15, 2023, the company was notified of the resolution rejecting the appeal filed. The company decided not to appeal this resolution. The DGR has begun execution and on April 25, 2023 we were notified of the corresponding settlement, which has not yet been approved.

- Main File No. 7223470: Real Estate Tax Claim, corresponding to fiscal periods 30/2017, 40/2017, 10/2018 and 20/2018. Amount claimed: $5 million. The embargo order was for the sum of $7 million (amount that includes amounts budgeted to respond for interest and costs of the process). On July 2, 2018, the tax execution request was notified, which was answered on August 3, 2018.

On August 9, 2018, it was decided to reject the summons of third parties, against such resolution an appeal for reconsideration was filed with an appeal in subsidy. On September 14, 2018, a resolution was issued denying the reconsideration appeal with subsidy appeal. Against such resolution, a direct appeal of complaint was filed. On April 8, 2019, the appeal filed was rejected and an appeal was filed on August 5, 2019.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 24 – CONTINGENCIES (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Cont.)

On November 30, 2018, the court rejected the lien substitution. Against such resolution, an appeal was filed on February 7, 2019, the grievances being founded on April 12, 2019. On September 20, 2021, the Chamber's rejection of the request for substitution of the embargo was notified and against such resolution, an appeal was filed on October 18, 2021. On January 20, 2022, the resolution rejecting the appeal was notified. A direct complaint appeal was filed against said resolution, which is pending resolution.

Regarding the substance of the matter, on June 15, 2023, the company was notified of the first instance ruling rejecting the opposing exceptions. An appeal was filed against this resolution. On December 22, 2023, the company was notified of the rejection of the appeal filed and the company decided not to challenge said decision.

The DGR has begun execution and on October 2, 2023 we were notified of the corresponding settlement, which has not yet been approved.

-  Main File. Nº 8296338: On July 15, 2019, AA2000 was notified of the demand for fiscal execution in the amount of $ 4 million corresponding to the fiscal periods 2018/30, 2018/40, 2019/01 and 2019/02. Likewise, an embargo for the amount of $ 6 million was locked. On August 9, 2019, the lawsuit was answered and the subpoena of third parties and the replacement of the seized embargo was requested. On August 21, 2019, a decision was issued rejecting the subpoena of third parties, against which an appeal l was filed with an appeal in subsidy. On August 12, 2022, the company was notified of the resolution that rejected the appeal, against which a direct appeal was filed for an appeal that was badly denied, which is pending resolution.

On October 21, 2019, the court rejected the request to replace the embargo, and that decision was appealed. On November 30, 2020, the company was notified of the rejection of the appeal. Against said resolution, an appeal was filed on December 29, 2020, which is pending resolution. On July 7, 2021, the resolution that denied the appeal was notified. The DGR filed a request for clarification in relation to the resolution that denied the Cassation appeal. On October 6, 2021, the resolution of the request for clarification was notified and we filed the direct appeal of the complaint. On May 13, 2022, the company was notified of the resolution rejecting the appeal filed. It was decided not to challenge that decision.

Regarding the substance of the matter, on June 15, 2023, the company was notified of the first instance ruling rejecting the opposing exceptions. An appeal was filed against said resolution, which is pending resolution.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 24 – CONTINGENCIES (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Cont.)

The DGR has begun execution and on October 2, 2023 we were notified of the corresponding settlement, which has not yet been approved.

-  Main File. N ° 9660228: In December 2020, the Company became aware of an embargo for the sum of $ 13 million in a new tax execution initiated by the Córdoba DRG. AA2000 was notified of the lawsuit on March 19, 2021, which was answered on April 13, 2021 requesting the summons of obligated third parties and the substitution of the embargo for a surety bond.

On September 20, 2022, we were notified of the resolution by which the summons request to third parties is rejected. An appeal was filed against such rejection.

On September 21, 2022, we were notified of the resolution rejecting the request to replace the embargo. An appeal was filed against such rejection.

On August 25, 2023, we were notified of the resolution by which samples of appeals regarding summons to third parties and replacement of the embargo were rejected. The company decided not to appeal said resolution.

-  Main File. N° 10523221: In the month of December 2021, AA2000 became aware of the seizure of an embargo for the sum of $29 million in a new fiscal execution initiated by the DGR of Córdoba. AA2000 has not yet been notified of the lawsuit. AA2000 was notified of the lawsuit on March 21, 2022, which was answered on April 12, 2022 requesting the summons of obligated third parties and the replacement of the seizure by surety insurance.

On August 11, 2022, the company was notified of the resolution by which the summons request to third parties was rejected. An appeal was filed against such rejection, which is pending resolution. On September 21, 2022, we were notified of the rejection of the appeal filed. Against such a rejection, a complaint was filed for an appeal that was incorrectly denied. On June 15, 2023, the company was notified of the resolution rejecting the appeal filed. It was decided not to challenge this decision.

Regarding the substance of the matter, on August 9, 2023, the company was notified of the first instance ruling rejecting the opposing exceptions. An appeal was filed against said resolution, which is pending resolution.

The DGR has begun execution and on October 2, 2023 we were notified of the corresponding settlement, which has not yet been approved.

- Main File N° 10863296: AA2000 was notified on June 3, 2022 of a new tax execution initiated by the DGR of Córdoba for the sum of $ 13 million, which was answered on June 28, 2022 requesting the summons of obligated third parties and the replacement of the embargo by surety insurance.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 24 – CONTINGENCIES (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Cont.)

On December 29, 2022, we were notified of the resolution rejecting the request to summon third parties. An appeal was filed against this resolution, which was rejected. Against such rejection, on March 20, 2023, a direct appeal was filed for an incorrectly denied appeal, which is pending resolution.

Regarding the substance of the matter, on October 22, 2023, the company was notified of the first instance ruling rejecting the opposing exceptions. An appeal was filed against said resolution, which is pending resolution.

- Main File. N° 11410450: In the month of November 2022, AA2000 became aware of the blockage of an embargo for the sum of $18 million in a new tax execution initiated by the DGR of Córdoba. AA2000 was notified of the lawsuit on February 14, 2023, which was answered on March 9, 2023, requesting the summons of obligated third parties and the replacement of the embargo with surety insurance. On June 08 2023, we were notified of the extension of the lawsuit and of a new seizure order for $19 million.

On October 26, 2023, we were notified of the resolution rejecting the request to summon third parties. An appeal was filed against this resolution, which was declared inadmissible on December 26, 2023. The company decided not to challenge said decision.

Other tax proceedings

The Company received claims from certain municipal districts in connection with local fees and taxes, which, according to its legal advisors are unlikely to be successful.

NOTE 25 - CASH FLOW INFORMATION

Reconciliation of net debt:

According to the IAS 7, the movements in the net debt of the year that impact on the cash flow as part of the financing activities are detailed below:

	Liabilities for financial leases at 1 year	bank borrowings after 1 year	Negotiable obligations at 1 year	Negotiable obligations after 1 year	Total

	Millions of $
Balances at the beginning	11,559	12,933	26,099	346,010	396,601
Cash flows	(13,928)	-	(45,757)	1,271	(58,414)
Exchange rate	9,213	10,360	(163,661)	293,322	149,234
Inflation adjustment	(9,591)	(8,298)	(136,228)	161,301	7,184
Other movements without cash	11,011	(6,910)	331,852	(308,187)	27,766
Net debt at 12.31.2023	8,264	8,085	12,305	493,717	522,371

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2023 presented in comparative format (Contd.)

NOTE 26 - ASSIGNMENT OF CREDIT TO THE NAS STRENGTHENING TRUST

On February 2, 2021, the company Aerolíneas Argentina S.A (ARSA) sent the Company a Reversal Letter containing a debt acknowledgment proposal for the amounts owed up to March 31, 2020 ($121 million and US$ 36.5 million). In said document, ARSA proposes a payment plan in 72 monthly, equal and consecutive installments payable as of January 5, 2023. Likewise, ARSA accepts said sums to be assigned to the NAS Trust for Strengthening.

By note AA2000-DIR-149/21 dated February 4, 2021, the Company accepts the Reversal Letter and in compliance with the provisions of Art 15 of the Trust Agreement to Strengthen the National Airport System signed on December 29, 2009, requests ORSNA, prior intervention from the Ministry of Transportation, authorization for the assignment of the sums mentioned in the first paragraph to the NAS Trust for Strengthening.

By note ORSNA NO-2022-60316219-APN-ORSNA#MTR dated June 14, 2022, they inform us that the proposal made by the Company was timely analyzed by ORSNA, with the intervention of the Ministry of Transportation, through of Providence PV2022-32673749-APN-MTR, in accordance with the provisions of article 15 of the Trust Agreement to Strengthen the National Airport System.

Consequently, the Company is authorized to pay the obligations corresponding to the months of November 2020 to October 2021 (the latter partially) through the assignment of credits to the Trust, applying the rate established in article 14 of the Trust Agreement for the Strengthening of the National Airport System on the obligations due as of February 4, 2021 and as of that date, the same rate as that agreed on the debt recognized by Aerolíneas Argentinas S.A.

On June 21, 2022, the Company sent to the Banco de la Nación Argentina-Fiduciary Banking Finance Sub-Management the note “Assignment Acknowledgment of debt Aerolíneas Argentinas S.A. dated 02-02-21” and dated June 27, 2022, Aerolíneas Argentinas S.A. was notified by public deed N027084404. the “Assignment Acknowledgment of debt Aerolíneas Argentinas S.A. dated 02-02-21” to BAN.

NOTE 27 - EVENTS SUBSEQUENT TO THE END OF THE YEAR

The Company has subscribed USD 0.773 million on January 18, 2024 and USD 0.311 million on January 31, 2024 of Series 1 and USD 0.590 million of Series 2 on February 22, 2024.

To date, the company has sold 100% of the Series 1 holding, with the amount obtained from the sale applied to the payment of debt for imports and maintains 100% of the Series 2 holding.

Beyond the aforementioned, no events and / or transactions have occurred after the end of the year that could significantly affect the equity and financial situation of the Company.

“Free translation from de original in Spanish for publication in Argentina”

Independent auditor’s report

To the Shareholders, President and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Ciudad Autónoma de Buenos Aires

CUIT N° 30-69617058-0

Audit’s report on the separate financial statements

Opinion

We have audited the separate financial statements of Aeropuertos Argentina 2000 S.A. which comprise the separate statement of financial position as at December 31, 2023, and separate statement of comprehensive income, separate statement of changes in equity, and separate statement of cash flows for the year then ended, and the notes to the separate financial statements, which include material information about accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as at December 31, 2023, and its separate comprehensive income and its separate cash flows for the year then ended in accordance with IFRS accounting standards.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). These standards were adopted as auditing standards in Argentina through Technical Resolution No. 32 of the Argentine Federation of Professional Councils for Economic Sciences (FACPCE), as approved by the International Auditing and Assurance Standards Council (IAASB for its acronym in English) Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the separate financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code) and the ethical requirements that are relevant to our audit of the separate financial statements in Argentina. We have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

“Free translation from de original in Spanish for publication in Argentina”

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the separate financial statements of the current period. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter

Revenue Recognition – Accuracy of certain in Revenue Recognition non-aeronautical

As described in note 2.15. and note 3 to the separate financial statements, the Company receives revenue from the following activities: a) aeronautical services provided to users and air operators of the airports covered by the concession and b) non-aeronautical revenue, which is obtained mainly through the commercial activities carried out within the concessioned airports. Among the main non-aeronautical revenue are: revenue from use permits for the use of commercial spaces at airports, for which the Company receives revenue from leases based on a fixed and/or variable fee, and revenue from the exploitation of fiscal warehouses, among others.

In line with IFRS 15, the Company recognizes revenue when performance obligations are fulfilled and control of services is transferred, as well as when the amounts can be measured reliably.

To calculate the value of the aforementioned revenue, numerous sources of information are used, which are maintained in different computer environments and automated processes that are susceptible to failures or errors in the proper functioning of each of the systems and/or in the exchange of information between them, as well as the manual intervention of some processes and controls. The effectiveness of the general internal control framework at a reasonable level of security related to the aforementioned systems and the revenue recognition process is essential to ensure the accuracy of transactions.

This is a key audit matter because it is necessary to evaluate, among other aspects, the organization and governance of information systems, controls over maintenance and development of applications, physical and logical security, and the use of said systems.

Audit procedures performed in relation to this key matter included, among others:

•      obtain an understanding and test the process carried out by the Company to process, authorize and recognize its revenue for use permits and those from the exploitation of fiscal deposits, as well as test the key controls associated with the recognition of revenue, including the information technology of the main systems involved in the processing of revenues;

•      inspection, on a selective basis, of contracts, as well as relevant communications with regulator that are related to revenue recognition for use permits and those from the exploitation of fiscal deposits;

•      we have performed substantive analytical procedures on revenue for use permits and those from the exploitation of fiscal deposits;

•      we have assessed the impact of these revenues for use permits and those from the exploitation of fiscal deposits and test, on a selective basis, accounting entries, through inspection of supporting documentation to confirm that they have been properly recorded;

•      evaluate the accounting policies disclosed in the separate financial statements with respect to the recognition of revenue for use permits and those from the exploitation of fiscal deposits.

2

“Free translation from de original in Spanish for publication in Argentina”

Other information

The other information comprises Management´s Report. Board of Directors is responsible for the other information.

Our opinion on the separate financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the separate financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the separate financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed on the other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Board of Directors and the Audit Committee for the separate financial statements

Board of Directors is responsible for the preparation and fair presentation of the separate financial statements in accordance with IFRS, and for such internal control as Board of Directors determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

3

“Free translation from de original in Spanish for publication in Argentina”

The Audit Committee is responsible for supervising the process of preparing the Company's financial information.

Auditor’s responsibilities for the audit of the separate financial statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Board of Directors.

•	Conclude on the appropriateness of Board of Directors use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with Board of Directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

4

“Free translation from de original in Spanish for publication in Argentina”

We also provide to Board of Directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with Board of Directors, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on compliance with current regulations

In compliance with current provisions, we inform that:

a)	The separate financial statements of Aeropuertos Argentina 2000 S.A. are pending to be settled in the book "Inventories and Balances";

b)	the separate financial statements of Aeropuertos Argentina 2000 S.A arise from accounting records kept in their formal aspects in accordance with legal regulations, which maintain the security and integrity conditions on the basis of which they were authorized by the Comisión Nacional de Valores;

c)	As of December 31, 2023, the debt accrued in favor of the Sistema Integrado Previsional Argentino by Aeropuertos Argentina 2000 S.A. arises from its accounting records and from the Company's liquidations amounted to $ 1,849,736,761, not being payable at that date;

d)	In accordance with what is required by Article 21, subsection b), Chapter III, Section VI, Title II of the regulations of the Comisión Nacional de Valores, we inform that the total fees for auditing and related services invoiced Airports Argentina 2000 SA in the year ended December 31, 2023 represent:

d.1) 94.29% of the total fees for services billed to Aeropuertos Argentina 2000 S.A. for all concepts in said exercise;

d.2) 95.46% of the total fees for auditing and related services billed to Aeropuertos Argentina 2000 S.A., its controlling company, controlled and related companies in said year;

d.3) 88.54% of the total fees for services billed to Aeropuertos Argentina 2000 S.A., its controlling company, controlled and related for all concepts in said year;

5

“Free translation from de original in Spanish for publication in Argentina”

e)	We have applied the procedures on the prevention of money laundering and terrorist financing for Aeropuertos Argentina 2000 S.A. provided for in the corresponding professional standards issued by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

Autonomous City of Buenos Aires, March 8, 2024.

PRICE WATERHOUSE & CO. S.R.L. by (Partner)
Juan Manuel Gallego Tinto

6

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the article 294, subsection 5º of Law 19,550 and the article 62, subsection c) of the BYMA (Argentine Stock and Market) Regulations, we have conducted the review described in the third paragraph regarding the separate individual financial statements of Aeropuertos Argentina 2000 S.A. (the “Company”), including the separate individual statement of financial position as of December 31, 2023, the separate statements of comprehensive income, of changes in equity and of cash flows for the period previously referred, the notes 1 to 27 and a summary of the significant accounting policies and other explanatory information.

The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects. In order to carry out our professional work, we have considered the report of the external auditor, Juan Manuel Gallego Tinto (partner of Price Waterhouse & Co. S.R.L.), dated March 8, 2024, who states that it has been issued in accordance with the International Standards on Auditing (ISAs), which were adopted as review standards in Argentina by Technical Resolution No. 32 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), as approved by the International Auditing and Assurance Standards Board (IAASB).

The Board of Directors of the Company is responsible for the reasonable preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (“IFRS”) -adopted as Argentine professional accounting standards by the FACPCE and incorporated into the regulations of the National Securities Commission (“CNV”) as approved by the International Accounting Standard Board (IASB)- and the internal control that the Board of Directors deems necessary to allow the preparation of separate individual financial statements free of material misstatement, due to fraud or error.

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing, or production, since these issues are the sole responsibility of the Board of Directors.

The company has prepared its individual separate financial statements using IFRS, under the premise that the entity has the capacity to continue as a going concern.

In accordance with the provisions set forth in the article 4º, section III, chapter I, title XII of CNV’s Regulations, we consider appropriate the quality of the accounting and auditing policies of the issuer and the degree of objectivity and independence of the external auditor in exercise of his functions, based on the items listed hereunder:

(i) the consolidated financial statements of the Company were issued in accordance with the IFRS, adopted by the FACPCE and the CNV. Consequently, the quality of the accounting and auditing policies is satisfactory insofar as it conforms to those principles; and

(ii) Price Waterhouse & Co. S.R.L. is an international and locally recognized firm which provides auditing services to numerous companies, including those that carry out activities for which their auditors must have been previously approved by regulatory agencies, such as the CNV. Taking into consideration such circumstances, we consider that the firm of auditors has the degree of objectivity and independence required for the exercise of its work.

Based on our review, with the scope described above, we hereby inform that the separate individual financial statements of the Company as of December 31, 2023, consider all significant events and circumstances that are known to us, and regarding said documents we have no other observations to make.

Additionally, in accordance with existing legal provisions we inform that:

a) the separate individual financial statements of the Company arise from the accounting records taken in their formal aspects in accordance with legal regulations, and maintain the conditions of security and integrity on the basis of which they were authorized by the CNV, except for the fact that they are pending to be copied in the book "Inventories and Balances";

b) we have reviewed the Board of Directors’ annual report and have no observations to make as regards those matters that are within our competence; and

c) in exercise of our legal supervision duties, during the period under review, we performed the procedures set forth in article 294 of Law No. 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, March 8, 2024.

/s/ Patricio A. Martin
Patricio A. Martin
By Surveillance Committee